This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on June 18, 2019 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

China Liberal Education Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	8200	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Jianxin Zhang, Chief Executive Officer

China Liberal Education Holdings Limited

Huateng Century Park Headquarters,

Building A, Level 2

Beijing, PRC

+86-10-6597-8118

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Hunter Taubman Fischer & Li LLC

1450 Broadway, 26th Floor

New York, NY 10018

(212) 530-2206

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, NY 10018 (212) 530-2206	Elizabeth F. Chen, Esq. Pryor Cashman LLP 7 Times Square New York, NY 10036 (212) 326-0199

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary Shares, par value $1.00 per share (1)(2)	[●]	$	[●]	[●]	$	[●]
Underwriter Warrants (2)(3)	[●]		-	-		-
Ordinary Shares underlying Underwriter Warrants (3)	[●]	$	[●]	[●]	$	[●]
Total		$			$

(1)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”). There is no current market for the securities or price at which the shares are being offered. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.

(2)	Pursuant to Rule 416 under the Securities Act, there is also being registered hereby such indeterminate number of additional Ordinary Shares of the Registrant as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.

(3)	We have agreed to issue to the Underwriter warrants to purchase the number of ordinary shares (the “Underwriter Warrants”) in the aggregate equal to seven percent (7%) of the shares sold at closing of the offering. The Underwriter Warrants will be exercisable at any time, and from time to time within five (5) years from the effective date of this registration statement, in whole or in part, but may not be transferred nor may the shares underlying the warrants be sold until 180 days from the effective date of the offering. The exercise price of the Underwriter Warrants is equal to the public offering price per share in the offering. The Underwriter Warrants are with a cashless provision and shall be non-callable and non-cancelable with immediate piggy-back registration rights.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

As confidentially submitted to the Securities and Exchange Commission on June 18, 2019

SUBJECT TO COMPLETION,

PRELIMINARY PROSPECTUS DATED JUNE 18, 2019

China Liberal Education Holdings Limited

Minimum Offering: $

Maximum Offering: $

This is an initial public offering of our ordinary shares. We are offering on a best efforts basis our ordinary shares, US$1.00 par value per share (“Ordinary Shares”). Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price will be in the range of $[●] to $[●] per Ordinary Share. We have reserved the symbol “CLEU” for purposes of listing our Ordinary Shares on the Nasdaq Capital Market (“NASDAQ”) and plan to apply to list our Ordinary Shares on NASDAQ. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on NASDAQ.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying our Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 3 of this prospectus for more information.

	Number of Ordinary Shares	Initial Public Offering Price	Underwriting Discounts and Commissions(1)	Proceeds to Our Company Before Expenses(2)
Minimum		$	$	$
Maximum		$	$	$

(1)	See “Underwriting” in this prospectus for more information regarding our arrangements with the Underwriter.

(2)	The total estimated expenses related to this offering are set forth in the section entitled “Discounts, Commissions and Expenses.”

Boustead Securities, LLC (the “Underwriter”) is selling our Ordinary Shares in this offering on a best efforts basis. The Underwriter is not required to sell any specific number or dollar amount of Ordinary Shares but will use its best efforts to sell the Ordinary Shares offered. One of the conditions to our obligation to sell any securities through the Underwriter is that, upon the closing of the offering, the Ordinary Shares will qualify for listing on the Nasdaq Capital Market.

We do not intend to close this offering unless we sell at least the minimum number of Ordinary Share, at the price per Ordinary Share set forth above, to result in sufficient proceeds to list our Ordinary Shares on NASDAQ. This offering may terminate on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) [90] days from the effective date of this prospectus, or the expiration date. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us after deducting certain escrow fees. The proceeds from the sale of the Ordinary Shares in this offering will be payable to “China Liberal Education Holdings Limited, [●], as Escrow Agent” and will be deposited in a separate (limited to funds received on behalf of us) non-interest bearing trust bank account until the minimum offering amount is raised. If we do not raise the minimum offering amount of $[●], we will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares being registered in that registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

The date of this prospectus is June 18, 2019.

About this Prospectus

This prospectus is part of a registration statement we filed with the SEC. We and the Underwriter have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Affiliated Entities” are to our subsidiaries;
●	“Boya Hong Kong” are to China Boya Education Group Co., Limited, a Hong Kong limited liability company;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;
●	“China Liberal Beijing” or “PRC Subsidiary” are to China Liberal (Beijing) Education Technology Co., Ltd., a PRC limited liability company and our operating subsidiary;
●	“China Liberal” are to China Liberal Education Holdings Limited, a Cayman Islands exempted company;
●	“Company,” “we” and “us” are to one or more of China Liberal Education Holdings Limited, and its Affiliated Entities, as the case may be;
●	“EAP” are to Australia English for Academic Purposes, which prepares international students for vocational or tertiary-level study in Australia and other contexts where English is the language of instruction, and it aims to develop student awareness, knowledge and skills in the use of English as the language of teaching and learning in a vocational and/or university environment;
●	“FMP” are to Fuzhou Melbourne Polytechnic;
●	“FUT” are to Fujian University of Technology;
●	“FPEC” are to Fujian Preschool Education College;
●	“IELTS” are to International English Language Testing System, an international standardized test of English language proficiency for non-native English language speakers, and accepted by most Australian, British, Canadian and New Zealand academic institutions;
●	“IGEC” are to International General Education Courses, a Sino-foreign joint education program developed and introduced by the Chinese Service Center for Scholarly Exchange, a public organization under the Ministry of Education of the PRC, in order to improve the overall reform and internationalization of PRC’s higher education;
●	“ISEC” are to International Scholarly Exchange Curriculum, a PRC government sponsored and highly profiled program affiliated with the China Scholarship Council directly under the Ministry of Education in the PRC;
●	“NZTC” are to New Zealand Tertiary College;
●	“shares,” “Shares,” or “Ordinary Shares” are to the Ordinary Shares of the Company, par value US$1 per share;
●	“Sino-foreign Jointly Managed Academic Programs” are to education programs offered by joint ventures of the PRC and foreign institutions;
●	“TOEFL” are to Test of English as Foreign Language, an international standardized test of English language proficiency for non-native English language speakers, and commonly accepted by American academic institutions; and
●	“Yi Xin BVI” are to Yi Xin International Investment Limited, a company incorporated in the British Virgin Islands.

Our business is conducted by China Liberal Beijing in the PRC, using Renminbi, or RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

Unless otherwise indicated, all dollar amounts included herein are recorded in United States dollars.

Our Business

Overview

We are an exempted company incorporated in the Cayman Islands on February 25, 2019. Through our operating company, China Liberal (Beijing) Education Technology Co., Ltd., or China Liberal Beijing, incorporated in the PRC on August 10, 2011, we are an educational service provider operating under the “China Liberal” brand in the PRC. Our mission is to provide China’s students with the tools to excel in a global environment. We strive to meet the needs of the ever growing number of young talents in China.

We provide a wide variety of educational services and products intended to address the needs of our partnering schools and our students:

●	Services provided under Sino-foreign jointly managed academic programs (“Sino-foreign Jointly Managed Academic Programs”), which services represent the core of our business;

●	Overseas study consulting services (“Overseas Study Consulting Services”);

●	Technological consulting services provided to targeted Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; these consulting services include campus intranet solution buildout, school management software customization, smart devices (mainly Internet of things, or IoT devices, extending the Internet connectivity to physical devices) installation and testing, and school management data collection and analysis, all of which can be specifically tailored to meet a client’s particular needs (“Technological Consulting Services for Smart Campus Solutions”); and

●	Tailored job readiness training to graduating students (“Integration of Enterprises and Vocational Education”), acting as the key bridge between our partner schools and employers. However, we did not start generating revenue from this line of business until January 2019.

We also develop and provide textbooks and other course materials to students enrolled under the Sino-foreign Jointly Managed Academic Programs to ensure the quality of students’ learning outcomes.

We started generating revenue in the year ended December 31, 2012 through our services provided under certain Sino-foreign Jointly Managed Academic Programs. We continued to maintain and expand this core business throughout the years, giving us revenues stream of $2,821,602 and $2,410,781 for the years ended December 31, 2017, and 2018, respectively, representing 72.6% and 50.11% of our net revenues for those respective years. A vast majority of these revenues derives from our two major partners, Fuzhou Melbourne Polytechnic, or FMP and Minjiang University. Additionally, since we started our Overseas Study Consulting Services in 2017, this line of business has been a source of growing revenue. We generated $60,947 and $547,521 in revenues from our Overseas Study Consulting Services for the years ended December 31, 2017 and 2018, respectively, representing a sharp increase from 2% to 11% of our total revenue of that respective year. We also started generating revenues from our Technological Consulting Services for Smart Campus Solutions business in 2017, with revenues of $950,992 and $1,820,974, representing 25% and 38% for the years ended December 31, 2017 and 2018, respectively. We did not generate any revenue from our Integration of Enterprises and Vocational Education business because this line of business was newly added in December 2018.

We started our operations in Beijing where our headquarters are located. We established our first branch in Fujian Province in 2011 and subsequently expanded to various locations in the PRC, covering the cities of Hangzhou, Fuzhou and Ji’nan on the east coast of China.

As of the date of this prospectus, there is no public trading market for our Ordinary Shares and there is no assurance that a trading market for our Ordinary Shares will ever develop.

Competitive Strengths

We believe that the following competitive strengths enhance our position in the PRC market:

●	Innovative and visionary management team with a proven track record;
●	Innovative, flexible and cost-effective smart campus solutions; and
●	Strong and experienced sales team with a focus on art students.

Business Strategy

We intend to continue to generate revenue from our core businesses, while expanding to related territories maximizing our existing resources, as well as striving to meet the needs of our clients. We intend to diversify our income model in the coming years by growing our four lines of business simultaneously. We are dedicated to enabling our students to capture life-changing opportunities by delivering transformative education services and by working with our partners. Our goal is to become a nationally recognized education services company that offers modernized and internationalized higher education solutions to students, with a focus on academic areas of art and computer science. We intend to achieve our goal by pursuing the following strategies:

●	Continue to invest in technology and leverage our intellectual property;
●	Offer our smart campus solutions to a growing number of partnering schools;
●	Expand our focus to include computer science major;
●	Continue to invest in sales and marketing activities to recruit art students for our one-on-one consulting services;
●	Expand classroom-based pre-session training services based on our current proven one-on-one consulting model; and
●	Establish our own-branded schools.

Our History and Corporate Structure

China Liberal Education Holdings Limited, or China Liberal, was incorporated in the Cayman Islands on February 25, 2019. As of the date of this prospectus, our authorized share capital is $50,000 divided into 50,000 ordinary shares. We directly hold 100% of the equity interests of Yi Xin International Investment Limited, a company incorporated in the British Virgin Islands (“Yi Xin BVI”), which in turn holds 100% of China Boya Education Group Co., Limited, a Hong Kong limited liability company (“Boya Hong Kong”). Boya Hong Kong originally holds 91.1772% equity interests of China Liberal Beijing, our PRC operating entity. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing. After these transactions, Boya Hong Kong owns 100% interest of China Liberal Beijing.

We commenced our operations in August 2011 through China Liberal Beijing.

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of the Offering based on a proposed maximum number of [●] Ordinary Shares being offered:

Corporate Information

Our principal executive office is located at Huateng Century Park Headquarters, Building A, Level 2, Beijing, PRC, and our phone number is +86-10-6597-8118. We maintain a corporate website at http://www.chinaliberal.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Implications of Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;
●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;
●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);
●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;
●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and
●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our Ordinary Share held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

THE OFFERING

Following is a brief summary of this Offering.

Ordinary Shares outstanding prior to the completion of this Offering	[●] ordinary shares

Ordinary Shares offered by us	[●] ordinary shares

Ordinary Shares Outstanding Immediately After the Offering	[●] ordinary shares

Price per Ordinary Shares	We currently estimate that the initial public offering price will be in the range of $[●] to $[●] per ordinary share.

Best Efforts

The Underwriter is selling our Ordinary Shares on a “best efforts” basis. Accordingly, the Underwriter has no obligation or commitment to purchase any securities. The Underwriter is not required to sell any specific number of dollar amount of Ordinary Shares but will use its best efforts to sell the Ordinary Shares offered.

We do not intend to close this offering unless we sell at least a minimum number of Ordinary Shares, at the price per Ordinary Share set forth on the cover page of this prospectus, to result in sufficient proceeds to list our Ordinary Shares on the Nasdaq Capital Market.

Use of proceeds	We intend to use the proceeds from this offering for working capital and general corporate purposes, including investment in smart campus solutions, research and development, integration of enterprises and vocation education and establishment of big data calculation training school. To the extent that we are unable to raise the total offering amount in this Offering, we may not be able to achieve all of our business objectives in a timely manner. See “Use of Proceeds” for more information.

Proposed Nasdaq Symbol	“CLEU”

Transfer Agent	Transhare Corporation

Risk Factors	An investment in the Ordinary Shares is subject to a number of risks. You should carefully consider the information set forth in the “Risk Factors” section below and the other sections of this Prospectus, in addition to the documents included in and/or incorporated by reference in the registration statement to which this Prospectus forms a part.

Duration of the Offering	The Ordinary Shares are being offered for a period of [90] days commencing on the date of this prospectus. If the minimum offering amount is not raised within [90] days from the date of this prospectus, all subscription funds from the escrow account will be returned to investors promptly without interest or deduction of fees. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) [90] days from the date of this prospectus although we retain the right to terminate the offering prior to the expiration of the [90]-day period. If we raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

Escrow Account	The gross proceeds from the sale of the Ordinary Shares in this offering will be deposited in a non-interest bearing escrow account maintained by the escrow agent, [●], at [●]. All wire transfers or all ACH authorization will be made directly to the escrow account. The funds will be held in escrow until the escrow bank, [●], has advised us and the escrow agent that it has received a minimum of $[●], the minimum offering, in cleared funds. If we do not receive the minimum of $[●] by [●], 2019, all funds will be returned to purchasers in this offering on the next business day after the termination of the offering, without charge, deduction or interest. Prior to [●], 2019, in no event will funds be returned to you unless the offering is terminated. You will only be entitled to receive a refund of your subscription price if we do not raise a minimum of $[●] by [●], 2019. No interest will be paid either to us or to you. See “Underwriting—Escrow Agent and Deposit of Offering Proceeds.”

SUMMARY FINANCIAL DATA

The following table sets forth selected historical statements of operations for the years ended December 31, 2018 and 2017, and balance sheet data as of December 31, 2018 and 2017, which have been derived from our consolidated audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

Selected Statements of Operations Information:

	For the years ended December 31,
	2018	2017

REVENUE, NET	$4,808,993	$3,885,886
COST OF REVENUE	2,702,297	2,161,322
GROSS PROFIT	2,106,696	1,724,564

OPERATING EXPENSES
Selling expenses	704,060	541,424
General and administrative expenses	579,500	408,762
Total operating expenses	1,283,560	950,186

INCOME FROM OPERATIONS	823,136	774,378

OTHER INCOME
Interest income	88,926	70,743
Other income, net	180,191	187,794
Total other income, net	269,117	258,537

INCOME BEFORE INCOME TAXES	1,092,253	1,032,915

INCOME TAX PROVISION	167,813	158,109

NET INCOME	924,440	874,806
Less: net income attributable to non-controlling interest	81,779	5,800
NET INCOME ATTRIBUTABLE TO THE COMPANY	$842,661	$869,006

Selected Balance Sheet Information:

	As of December 31,
	2018	2017
ASSETS
CURRENT ASSETS
Cash	$2,077,166	$7,970
Accounts receivable, net	833,174	632,724
Contract receivable, net	960,237	160,270
Advance to suppliers	19,885	1,529,865
Loan receivable	-	1,997,726
Due from a related party	72,700	-
Prepaid expenses and other current assets	286,052	169,864
TOTAL CURRENT ASSETS	4,249,214	4,498,419

Property and equipment, net	101,205	68,155
Contract receivable, net	1,617,186	684,780
TOTAL NONCURRENT ASSETS	1,718,391	752,935

TOTAL ASSETS	$5,967,605	$5,251,354

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$121,558	$171,976
Deferred revenue	149,560	104,181
Taxes payable	244,142	177,722
Due to related parties	22,591	14,956
Accrued expenses and other current liabilities	178,175	171,526
TOTAL CURRENT LIABILITIES	716,026	640,361

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $1.00 par value, 50,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid in capital	4,583,116	1,647,527
Statutory reserve	294,158	201,468
Retained earnings	88,967	2,274,585
Accumulated other comprehensive income (loss)	(234,237)	26,746
Total China Liberal’s equity	4,733,004	4,151,326
Non-controlling interest	518,575	459,667
Total shareholders’ equity	5,251,579	4,610,993

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,967,605	$5,251,354

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Business,” contains forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	implementation of our business strategy;

●	our anticipated capital requirements and future operating performance; and

●	our use of the net proceeds from this Offering.

Any statements that relate to future events or conditions, including, without limitation, the statements included in this prospectus that are not historical facts, that relate to industry prospects and that concern our prospective results of operations or financial position, may be deemed to be forward-looking statements. Often, however, our uses of the words “believe,” “anticipate,” “plan,” “expect,” “intend” and similar expressions will identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Although we believe that the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, these statements represent our current expectations and are inherently uncertain. The factors discussed above under “Risk Factors,” among others, could cause actual results, levels of activity, performance or achievements to differ materially from those indicated by these forward-looking statements. Forward-looking statements represent our views as of the date of this prospectus. While we may elect to update these forward-looking statements in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. For all of these reasons, you should not unduly rely on any forward-looking statements.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our Ordinary Shares. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our Ordinary Shares could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business

We partner with a limited number of Chinese host universities for certain Sino-foreign Jointly Managed Academic Programs and our revenues are concentrated from a limited number of major partners. If we are not able to continue to secure agreements with some or all of our existing partners, or secure new agreements with additional partners, our results of operations and financial condition may be materially and adversely affected.

Our revenues generated under Sino-foreign Jointly Managed Academic Programs represented 72.6% and 50.11% of our net revenues for the years ended December 31, 2017 and 2018, respectively. Although we continue to introduce new projects and to diversify our core business, the Sino-foreign Jointly Managed Academic Programs we actively service still generated a majority of our net revenues. In addition, for 2017 and 2018, we generated a vast majority of our Sino-foreign Jointly Managed Academic Program revenues from our major partners, Fuzhou Melbourne Polytechnic, or FMP and Minjiang University. We expect that this line of business will continue to generate approximately one-third of our annual net revenue in the next three years. During the years ended December 31, 2017 and 2018, we operated five such programs with four universities. However, we have ceased or will cease to provide services in connection with two of the existing programs because we assessed that these two programs are not profitable. More specifically, we have ceased to offer our courses under the International Scholarly Exchange Curriculum program with Fujian University of Technology, or the FUT ISEC Program, after the then existing students graduated in July 2018. We will cease to offer our courses under the New Zealand Tertiary College Program with Fujian Preschool Education College, or the NZTC Program, after the existing students graduate in July 2019. Despite our long term working relationships with FMP and Minjiang University, one or more of these universities may decide to terminate their agreements with us and discontinue our cooperation for reasons such as expiration of Sino-foreign program permits, a change or expiration of programs, students’ inability to achieve the targeted level of language proficiency, undersubscription of students due to a global economic down-turn or otherwise, or simply decline to renew the agreements upon their expiration. If any of these situations occur, we cannot assure you that we will be able to timely secure other cooperation agreements with other programs, if at all, and therefore, our results of operations and financial condition may be materially and adversely affected.

The services we provide under the Sino-foreign Jointly Managed Academic Programs may be subject to regulatory and policy changes, as well as the continuous approval of and supervision by relevant PRC authorities.

We provide services to Sino-foreign Jointly Managed Academic Programs offered by our partner schools. According to PRC laws and regulations, schools offering Sino-foreign Jointly Managed Academic Programs are required to obtain permits to operate schools from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC, depending on the type of diploma or degrees granted. The Sino-foreign Jointly Managed Academic Programs we service are subject to approvals by the Ministry of Education, or MOE. Additionally, these programs are subject to continuous supervision by relevant PRC authorities, including the MOE, the Ministry of Human Resources and Social Security and their local counterparts. Such supervision may include a verification system for the foreign degrees/diplomas awarded by Sino-foreign Jointly Managed Academic Programs, and an annual report system and periodic evaluation system for those Sino-foreign institutions and programs that offer undergraduate or higher degrees.

In 2018, the MOE approved the termination of certain Sino-foreign Jointly Managed Academic Programs as a move to improve quality, tighten regulatory control, and promote reforms in China’s educational systems. Such actions were taken because problems had appeared in institutions and projects (none of which we service) that were previously approved by the relevant authorities. These problems included insufficient utilization of high quality educational resources, low instructional quality, weak specialized capabilities in academic departments, lack of content-based development mechanisms, low student satisfaction and poor attractiveness of programs. These problems made it difficult for those institutions and projects to continue operating and they were therefore closed down. This action by the MOE was taken to close down institutions and projects that were originally approved but at the time of termination did not have enrolled students any more. Thus, this action was also taken to improve the overall quality of the industry. In light of this, Fujian Province, the province where all of the Sino-foreign Jointly Managed Academic Programs we service are located, set a minimum score for English (as a subject) for those students who are applying for any four-year Sino-foreign joint programs that offer undergraduate degrees. As a result of these new regulatory controls and policy adjustments, even though none of the programs we service were terminated by MOE, overall student recruiting and enrollment under our Sino-foreign joint education programs was negatively impacted, because some potential candidates could not meet the minimum score for English. For example, student enrollments under our joint education programs with Strait College of Minjiang University actually decreased by 300 students from 2017 to 2018 due to the higher eligibility requirements for students to enroll in any Sino-foreign joint education programs in Fujian Province. We cannot assure you that the local government in Fujian Province or the MOE will not set an even higher eligibility standard for students to enroll in these joint education programs in the future, in which case our student enrollment numbers, result of operations and financial conditions may be negatively impacted.

We rely heavily on the continuous reputation of our partnering schools in order to attract and maintain a significant number of students enrolled in our courses offered in these schools.

We partner with schools to provide courses within Sino-foreign Jointly Managed Academic Programs, including offering language courses and/or major specific courses to their students who intend to study abroad. These schools then pay us directly based on the headcount of the students enrolled in the Sino-foreign Jointly Managed Academic Programs. If these schools experience a decrease in the number of their enrolled students due to student or parent dissatisfaction, negative publicity, poor track records, or other disruption of their reputation out of our control, they may experience withdrawals of currently enrolled students and a decrease in the enrollment of perspective students, which could in turn materially and adversely affect our results of operations and financial condition.

If one or more of the Sino-foreign Jointly Managed Academic Programs were to lose their Sino-foreign program permits, our results of operations and financial condition may suffer substantially.

Universities or colleges who host Sino-foreign programs in the PRC are required to obtain and maintain Sino-foreign program permits from the appropriate education authorities at the PRC central government, provincial, municipal or local level, depending on the certifications required to offer these programs. We cannot assure you that the Sino-foreign Jointly Managed Academic Programs we service will maintain their permits in good standing within the permit periods, or that these permits will be renewed or extended after the permit periods. If one or more of the Sino-foreign Jointly Managed Academic Programs were to lose their Sino-foreign program permits and we are not able to timely secure new partnering programs, our results of operations and financial condition may suffer substantially.

Our track record of successfully assisting students to obtain student visas to study abroad may fall and satisfaction with our consulting services may otherwise decline.

The success of our business depends on our students’ ability to obtain student visas for their overseas study. Although almost all of our students were granted student visas in the past, we cannot ensure that our students will be granted student visas and be accepted to overseas schools at rates we have experienced in the past, and parents and students may not be satisfied with our ability to help students gain admission to universities. Any such negative developments could result in a student’s withdrawal or decrease in future enrollment, and therefore, our business, financial condition and results of operations may be materially and adversely affected.

Changes to immigration policies in the countries our students plan to attend schools in may negatively affect our results of operations and financial condition.

A significant portion of our business relies upon our students’ confidence in, among other things, their ability to obtain student visas from the countries they intend to study in, including Italy and Germany. We cannot assure you that immigration policies of the popular destination countries among our students will remain the same or become friendlier to overseas students, and there is no assurance that our students will be granted visas to study in the countries of their choices. Any such negative developments could result in a student’s withdrawal or decrease in future enrollment, and therefore, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to increase student enrollments, our net revenues may decline, and we may not be able to maintain growth.

Our growing one-on-one consulting services offered to students (mostly art students) generate revenue from the tuition we collect from these students. It is critical for us to enroll prospective students in a cost-effective manner. Some of the factors, many of which are largely beyond our control, could prevent us from successfully increasing enrollments of new students in a cost-effective manner, or at all. These factors include, among other things, (i) reduced interest in the degrees, professions or schools which our services are targeting (art and computer science); (ii) improved quality and number of art schools in the PRC; (iii) the inability of students to pay tuition; (iv) increasing market competition, particularly price reductions by competitors that we are unable or unwilling to match; and (v) adverse changes in relevant government policies or general economic conditions. If one or more of these factors reduce market demand for our services, our student enrollments could be negatively affected or our costs associated with student acquisition and retention could increase, or both, any of which could materially affect our ability to grow our gross billings and net revenues. These developments could also harm our brand and reputation, which would negatively impact our ability to expand our business.

If fewer Chinese students, particularly art students, choose to study abroad, demand for our international program may decline.

One of the principal drivers of the growth of our business is the increasing number of Chinese students, particularly art students who choose to study abroad, reflecting the growing Chinese students demand for higher education in overseas countries. As such, any restrictive changes in immigration policy, terrorist attacks, geopolitical uncertainties and any international conflicts involving countries of popular demand could make it more difficult for Chinese students to obtain student visas to study overseas, or decrease the appeal of studying in such countries to Chinese students. Any significant changes in admission standards adopted by overseas educational institutions could also affect the demand for overseas education by Chinese students. Additionally, Chinese students may also become less attracted to studying abroad for other reasons, such as improving domestic educational or employment opportunities associated with increased economic development in China. These factors could cause declines in the demand for our international program, which may adversely affect our revenue and profitability.

We cannot assure you that the new China Liberal-branded schools that we intend to open in Beijing and in Italy will be opened as scheduled, if at all.

We intend to open our own branded schools in Beijing at our current headquarters as well as in Italy later in 2019. However, we cannot assure you that either or both schools can obtain permits or licenses, if required, can enroll the viable number of students to ensure profits, can hire qualified teachers to teach the courses, or for our Italian location, can successfully cooperate with our local partner. Failure to accomplish any one or more of these factors could substantially delay the schools’ openings, if the schools can be opened at all, and our results of operations and financial prospects may suffer substantially.

Our smart campus solutions may not be accepted by the intended users of our products, which could harm our future financial performance.

There can be no assurance that our smart campus solutions systems will achieve wide acceptance by our intended users, including management, teachers, and students of our current and future partnering schools. The degree of acceptance for products and services based on our technology will also depend upon a number of factors, such as whether we are able to meet and exceed the expectation of our uses in speed and safety, availability of various functions, user-friendliness and the ability to integrate different user platforms and data. Long-term subscription of our products and services will also depend, in part, on the capabilities and operating features of our products and technologies as compared to those of other available products and services. As a result, there can be no assurance that currently available solutions will be able to achieve revenue growth or profitability, which could harm our future financial performance.

We depend upon the development of new solutions and enhancements to existing solutions for our current and future partnering schools. If we fail to predict and respond to emerging technological trends and clients’ and intended users’ changing needs, our operating results and market share may suffer.

The market for our smart campus solutions is characterized by rapidly changing technology, evolving industry standards, new product introductions, and evolving methods of building and maintaining our products. Our operating results depend on our ability to develop and introduce innovative products and to maintain the integrated system we have implemented. The process of developing new technology, including Software as a Service, or SaaS model cloud computing technology, more programmable, flexible and virtual networks, and technology related to other market transitions- such as security, digital transformation and IoT and IoE (Internet of Everything), and cloud- is complex and uncertain, and if we fail to accurately predict clients’ and intended end users’ changing needs and emerging technological trends our business could be harmed.

We may need to commit significant resources, including monetary investments and developer personnel to developing new products before knowing for sure whether such investments will result in products the intended end users’ will accept. Similarly, our business could be harmed if we fail to develop, or fail to develop in a timely fashion, offerings to address other evolving needs, or if the offerings addressing these other transitions that ultimately succeed are based on technology, or an approach to technology, different from ours. In addition, our business could be adversely affected in periods surrounding the launch of new products if customers delay their purchasing decisions to evaluate the new product offerings.

Furthermore, we may not execute successfully on our vision or strategy because of challenges with regard to product planning and timing, technical hurdles that we fail to overcome in a timely fashion, or a lack of necessary resources. This could result in competitors, some of which are technology giants in the PRC, providing those solutions before we do, which in turn, causes us loss of market share, revenue, and earnings.

Historically, the gross margin from the smart campus solutions line of business was lower than our other lines of business, and we cannot assure you that such line of business will be profitable in the foreseeable future, if at all.

Historically, the gross margin from the smart campus solutions line of business was lower than our other lines of business, with gross margin of 6.5% in 2017 and gross margin of 19.7% in 2018. This is due to the nature of the smart campus solutions business, that is, higher cost associated with the customization of software, higher hardware facilities and device costs, and higher investment into the research and development of the technology serving the smart campus solutions. We cannot assure you that the profit margin will become higher in the future. Therefore, there can be no assurance that we can generate income from the smart campus solutions line of business, or that any income that we achieve can be sustained.

We provide our technology consulting services to a limited number of schools for their smart campus solutions, and if we are not able to continue to secure agreements with some or all of these schools, or secure new agreements with other schools, our results of operations and financial condition may be materially and adversely affected.

Currently, we provide our technology consulting services to two universities for smart campus hardware and software build-out or servers upgrade. We also provide smart campus solutions equipment procurement and installment services to three other universities. However, one or more of these universities may decide to terminate their agreements with us for reasons such as dissatisfaction of our services, a change of programs or curriculum, hiring of in-house tech support personnel, or simply not to choose us as their service provider after a project is completely. If any of these situations occur, we cannot assure you that we will be able to timely secure other service agreements with other schools, if at all, and therefore, our results of operations and financial condition may be materially and adversely affected.

Our reputation in the job readiness training market relies heavily upon the student-employees trained by us remaining in their respective positions and performing in a satisfactory manner, which is not within our control. If these student-employees are not able to stay in their respective positions for a reasonable amount of time or are consistently not able to meet the employers’ criteria, our reputation in the job readiness training market may suffer.

While our job readiness training services are highly tailored in order to train the student-employees to meet the specific requirements of our contracted employers, there may be situations not within our control which may lead to a student-employee’s leaving his/her position before the end of required length of services. Such situations may include a student-employee’s voluntary resignation without good reason or his/her violation of the employer’s internal guidelines and rules. Although such situations are not within our control, our reputation may be damaged if similar situations occur repeatedly.

We do not generate revenues under our job readiness training until a student is successfully placed and we will not be fully paid by the employer until such student-employee stay with the employer for a set period of time. If a student-employee fails to stay in his/her position for an agreed upon amount of time, our results of operations and financial condition may be materially and adversely affected.

Our business model under the job readiness training line of business is such that we will not start generating revenues until a student is successfully placed and starts working for the target employer. Once these conditions have been met, the employer will start paying us monthly starting at the end of the first month of employment for the fixed period of time set forth in our agreement with the employer. However, if a student-employee leaves due to voluntary resignation without good reason or is asked to leave before the end of the applicable length of services, we will not be compensated for the remaining months that such student-employee is not providing services. Although we typically sign a separate agreement with a student before providing training services whereby the student is required to pay us for any of such remaining months, we cannot assure you that he/she will perform this obligation fully according to such agreement, in which case our results of operations and financial condition may be materially and adversely affected.

We have grown steadily and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business model will be compromised.

We have experienced steady growth in net revenues in recent years, primarily driven by the diversifying of our core business while leveraging our network of trusted schools. Our net revenues grew by 22.8% from RMB 21 million ($3,163,302) in 2016 to RMB 26.26 million ($3,885,886) in 2017 and further increased by 23.8% to RMB 31.82 million ($4,808,993) in 2018.

Our growth may place a significant strain on our sales and marketing capacities, administrative and operating infrastructure, facilities and other resources. To maintain our growth, we need to continue to acquire more partnering Sino-foreign programs or institutes, enroll more students, increase our academic and administrative faculty, as well as further developing and strengthening our software and systems. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than anticipated and we may not successfully attract a sufficient number of students and qualified academic and administrative faculty in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to offer additional course packages and educational content and to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results. These proposed changes may not be well received by our existing and prospective students, in which case their experience with our education services may suffer, which could damage our reputation and business prospect.

Our ability to effectively implement our strategies and manage any significant growth of our business will depend on a number of factors, including our ability to: (i) effectively market our products and services to potential partners and students with sufficient growth potential; (ii) develop and improve educational content to  appeal to existing and prospective partners and students; (iii) maintain and increase our student enrollments; (iv) effectively recruit, train and motivate a large number of new employees, including our faculty members, foreign teachers and sales and marketing personnel; (v) successfully implement enhancements and improvements to our software and systems; (vi) continue to improve our operational, financial and management controls and efficiencies; (vii) protect and further develop our intellectual property rights; and (viii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We rely heavily on our sales and marketing efforts to increase student enrollment. Our sales and marketing expenses consist primarily of employee salaries and student enrollment. We incurred approximately $541,424 and $704,060, respectively, in sales and marketing expenses in 2017 and 2018. We expect our sales and marketing expenses to continue to increase in the future as we further expand our operations.

Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s private education market are evolving rapidly. This requires us to continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and student preferences.

Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our revenues and gross billings to decline, negatively impact our profitability, and materially harm our business, financial condition and results of operation.

Part of our core business is seasonal and we have increased risk from disruption during peak periods which makes our operating results difficult to predict.

We derive a significant portion of our net revenues from our Sino-foreign Jointly Managed Academic Programs, which typically occur around the commencement of an academic year in October and November. In addition, we typically see a “rush” to subscribe to our one-on-one consulting services by art students in June to December due to the annual registration cycle of overseas art schools, and thus, our net revenues from this core business fluctuate substantially accordingly. In addition, payments from our technology consulting services provided under the smart campus solutions typically settle at the end of a calendar year. Any shortfalls or disruptions in our operations during these peak periods, therefore, will have a disproportionately large impact on our annual operating results and the potential future growth of our business.

As a result of this seasonality, which corresponds to the academic calendar, our revenues fluctuate significantly quarter to quarter depending upon the timing of where we are in our “rush” cycle and sequential quarter-over-quarter comparisons of our revenues and operating results are to some extent not likely to be meaningful. In addition, our operating results from these two core businesses for any given quarter cannot be used as an accurate indicator of our results for the year. In particular, we anticipate that our ability to accurately forecast financial results for future periods will be most limited at the time we present our third quarter financial results, which will generally occur after the “rush” to subscription to our one-on-one courses in the spring and precede the fall academic year.

We base our operating expense budgets on expected net revenue trends. Operating expenses, similar to revenues and cost of revenues, fluctuate significantly quarter to quarter due to the seasonality of our business and are generally higher during the first and second quarters as we incur marketing expense in connection with our peak periods before the registration deadlines for art schools overseas as well as at the beginning of each academic year in the PRC. As a result, sequential quarterly comparison of our financial results has not been meaningful. We expect our seasonality to shift as a result of our continuous diversifying of our business by offering and maintaining our smart campus solution. Further, a portion of our expenses, such as office space lease obligations and personnel costs, are largely fixed and are based on our expectations of our peak levels of operations. We also intend to start enrolling students and offering preparation services to more art students on a much larger scale by operating our own branded schools in the PRC and in Italy, from which we expect more revenues to offset potential shortfall during off-peak periods. Nonetheless, we expect to continue to incur significant marketing expenses during peak periods and to have fixed expenses for office space and personnel and as such, we may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. Accordingly, any shortfall in net revenues may cause significant variation in operating results in any quarter.

We face regulatory risks and uncertainties surrounding PRC laws and regulations governing the education industry in general, including the amendments to the Implementation Rules for the Law for Promoting Private Education.

Our provision of Overseas Study Consulting Services offered language and art training to students, as advised by Tian Yuan Law Firm, our PRC legal counsel, is not considered running a private school, because we are not currently engaging in education that would lead to the issuance of a diploma, pre-school education, study assistance to students enrolled to take examinations for specific courses in order to obtain college degrees without attending conventional classroom-based universities, other cultural education or training of professional skills, or vocational qualifications, and thus, we are not a private school. Therefore, we are not required to hold a private school permit required under the Law for Promoting Private Education (2018) and the Implementation Rules for the Law for Promoting Private Education (2004) (collectively, “Private Education Law”).

Our plan to open and operate a China Liberal school, i.e., a for-profit private school, will subject us to the Private Education Law. Nonetheless, as advised by Tian Yuan Law Firm, the current PRC laws and regulations, including the Private Education Law, remain unclear as to whether the requirement for a private school operating permit is applicable to us, because in practice, private schools providing language and art training are usually not required to hold this permit.

The issuance of the draft submitted for approval for the amendment to the Implementation Rules for the Law for Promoting Private Education (the “MOJ Draft Amendments”) will make it clear that our planned China Liberal school in the PRC will not require a permit or approval, because this school will be providing language and art training to students, which is exempted from a permit or approval, and only a regular business recording with authority is required.

Nevertheless, we cannot assure you that the MOJ Draft Amendments will be adopted into law in its entirety without any revisions. Therefore, we cannot assure you that we will not be required to obtain a private school operating permit  in the future. If the PRC government requires us to obtain a private school operating permit, and if we fail to do so and still operate the school, we may be subject to monetary fines up to five times the illegitimate gains generated from the provision of training services without a proper license, other administrative sanctions, such as being ordered to stop conducting our educational activities, refund tuition payments to the students, or criminal liabilities, for our lack of a private school operating permit.

We may also be subject to regulatory requirements that are more stringent than the ones currently applicable to us, including those relating to sales and marketing, courses and educational content offerings, teachers’ qualification, as well as tuition fee rates and tuition refund policies, or laws and regulations that require us to obtain and maintain additional licenses and permits, and we may incur substantial expenses or alter or change our business to comply with these requirements.

We face regulatory risks and uncertainties associated with our teachers’ lack of teaching qualifications.

Pursuant to the Detailed Rules for the Implementation of Supervision and Administration of For-profit Private Schools issued by the Ministry of Education, the Ministry of Human Resources and Social Security and the then State Administration for Industry and Commerce (the “Detailed Rules”), teachers employed by a for-profit private school shall obtain teaching licenses or hold relevant professional skill qualifications. The Detailed Rules do not specifically provide whether “teachers”, “tutors”, or however they may be called in practice (collectively, “teachers”) of non-school tutoring institutions shall obtain teaching licenses or other relevant teaching qualifications. However, the Detailed Rules require that for-profit private tutoring institutions shall also be regulated by reference to the Detailed Rules. Further, PRC laws and regulations do not explicitly set forth what “relevant professional skill qualifications” other than teaching licenses the teachers in private schools or tutoring institutions shall obtain. In practice, there may be various interpretations and implementations by local education authorities as to whether and what qualifications are to be obtained by such teachers.

As advised by Tian Yuan Law Firm, our PRC counsel, we do not believe that we are subject to the regulations of for-profit private schools because we do not provide education for diploma, pre-school education, study assistance to students enrolled to take examinations for specific courses in order to obtain college degrees without attending conventional classroom-based universities, other cultural education or training of professional skills, or vocational qualifications. However, since we also deliver language and art training to prepare students for their studies abroad, we may be deemed a for-profit tutoring institution by local education authorities. In such case, we may be subject to the Detailed Rules, and thus, our teachers may be required to obtain relevant professional skill qualifications by local education authorities. Although we have been maintaining high standards to recruit skilled and qualified employees, we cannot assure you that the teachers responsible for the foregoing language and art training would obtain all relevant qualifications required by local education authorities from time to time.

As of the date of this prospectus, we have not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the teachers’ lack of qualifications. In the event that our teachers are required by laws or local education authorities to obtain certain specific qualifications, we may not be able to ensure that our teachers do so timely, if at all. Therefore, we may be ordered to rectify such noncompliance or subject to penalties under the then-effective PRC laws and regulations, in which case our business may be disrupted, and our financial condition, reputation and prospects would be materially and adversely affected.

Our failure to obtain and maintain approval and permit related to publishing and selling our textbooks could have a material adverse impact on our business, financial conditions and results of operations.

Pursuant to PRC laws and regulations related to publication, the publication and sale of our textbooks require government approval and permit, even though we limit the use of our textbooks to students enrolled under some of our Sino-foreign Jointly Managed Academic Programs. We have not applied for such government approval or permit. Although we are a course provider printing and distributing our own teaching materials at a small scale without obtaining any permit for publication and distribution, and although as of the date of this prospectus, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any the above-mentioned approvals or permits, we cannot guarantee that the government authorities will not impose any penalties or sanctions on us in the future for any incompliance in the past, which may include fines, mandates to remedy any violations, confiscation of the gains derived from the services for which approval or permit is required, an order to cease to provide such services and/or criminal liabilities, in which case, we could be subject to operational disruption and our financial condition and results of operations could be adversely affected.

We have a limited history of operating some of our business lines.

We have been operating the Sino-foreign Jointly Managed Academic Programs since 2011. However, we have only been offering one-on-one consulting services and technological consulting services for smart campus solutions since 2017, and job readiness training since late 2018. Our limited history of operating part or all of our business may not serve as an adequate basis for evaluating our future prospects and operating results, including gross billings, net revenue, cash flows and profitability.

We may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.

Our faculty members are key to the quality of our educational services, as well as our brand and reputation. Our ability to continue to attract faculty members with the necessary experience and qualifications is a key driver in the success of our business. We seek to recruit qualified faculty members who are dedicated to teaching and are able to stay up-to-date with ever-changing teaching methods and approaches.

Additionally, given that our services are provided to students with goals to study abroad, we tend to hire teachers with strong education background and qualifications. The market for the recruitment of faculty members in the PRC is competitive. In order to attract and recruit talents, we must provide candidates with competitive compensation packages and offer attractive career development opportunities. Although we have not experienced major difficulties in recruiting or training qualified teachers in the past, we cannot guarantee that we will be able to continue to recruit, train and retain a sufficient number of qualified faculty members in the future as we continue to expand our business, which may have a material adverse effect on our business, financial condition and results of operations.

Our failure to obtain and maintain permit related to human resources services could have a material adverse impact on our business, financial conditions and results of operations.

Pursuant to the Interim Regulations on Human Resources Market, effective as of October 1, 2018, any for-profit human resources service provider shall obtain approval from the administrative department of human resources and social security to conduct human resources services. We recommend foreign teachers based on certain standards found in our agreements with partner universities or programs. We recommended three foreign teachers in 2016, three foreign teachers in 2017 and one foreign teacher in 2018, which may subject us to the qualification requirements of a human resources services provider. However, we have ceased to recommend new foreign teachers since 2019. Besides, as of the date of this prospectus, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of such approval or permit. Nevertheless, due to the broad provisions and discretionary implementation of the PRC laws, we cannot guarantee that the government authorities will not impose any penalties or sanctions on us in the future for any incompliance in the past, which may include fines, mandates to remedy any violations, confiscation of the gains derived from the services for which approval or permit is required, and/or an order to cease to provide such services, in which case, we could be subject to operational disruption and our financial condition and results of operations could be adversely affected.

Failure to adequately and promptly respond to changes in the exams our students must take or in the requirements our students must meet to pursue their desired degrees or schools could cause our education services to be less attractive to our students.

There have been continuous changes in the curriculum requirements associated with, and the format of, the exams our existing and prospective students must take to pursue their desired degrees or schools, the manner in which the exams are administered, topics frequently tested in the exams, as well as the materials and documents students must submit for admission. These changes require us to continually update and enhance our course offerings, our educational and consultancy content and our teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our education services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in our tuition.

Delays or failures in responding to issues raised by end users of our platforms could harm our operations.

The performance and reliability of our platforms used by management, teachers and students is critical to our operations and reputation. We provide our campus management, teaching and/or learning platforms to our partnering schools and we rely on our end users to promptly give us feedback regarding their user experience as well as any issues in connection with such platforms. However, there may be delay in feedback from these end users, or delay or failure on our end to address such issues. These could damage our reputation, decrease end user satisfaction, negatively impact our current coopering relationships, adversely impact our ability to attract new partners, and materially disrupt our operations. If any of these occur, our business operations, reputation and prospects could be harmed.

Our business depends on the continued success of our brand “China Liberal,” and if we fail to maintain and enhance recognition of our brand, we may face difficulty enrolling new students, and our reputation and operating results may be harmed.

We believe that market awareness of our brand “China Liberal” has contributed significantly to the success of our business. Maintaining and enhancing our brand are critical to our efforts to grow our business. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts in recent years, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, our business and results of operations may be materially and adversely affected.

If we fail to effectively identify, pursue and consummate strategic alliances or acquisitions, our ability to grow and to achieve profitability could be impacted.

We may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisition or alliance candidates, including our business partner Linguaviva Educational Group in Italy. We may not be able to identify suitable strategic alliances or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. There may be particular complexities, regulatory or otherwise, associated with our expansion into new markets, and our strategies may not succeed beyond our current markets. If we are unable to effectively address these challenges, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth.

We face intense competition in our industry, which could divert student to our competitors, lead to pricing pressure and loss of market share, and significantly reduce our gross billings and net revenues.

China’s education market targeting students going overseas is intensely competitive. We compete with other Chinese education service providers engaged in Sino-foreign Jointly Managed Academic Programs and overseas study consultancy, for student enrollments and acquisition, high-quality academic and administrative faculty, and sales and marketing personnel, among other things. Some of our current and future competitors may have substantially greater name recognition and financial and other resources than we do, which may enable them to compete more effectively for potential students and decrease our market share. We also expect to face competition as a result of new entrants particularly those who provide consultancy services targeting art students.

We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business or results of operations. The increasingly competitive landscape may also result in longer and more complex sales cycles with a prospective student or a decrease in our market share, any of which could negatively affect our gross billings and net revenues and our ability to grow our business.

If our security measures are breached or fail and result in unauthorized disclosure of data by our employees, we could lose existing partners, fail to attract new partners and be exposed to protracted and costly litigation.

Maintaining software and system security is of critical importance to our partnering schools and our end users because the system stores and transmits proprietary and confidential information, including sensitive personally identifiable information that may be subject to stringent legal and regulatory obligations. As a technology driven smart campus solutions provider, we face continuous security threats to our system, including unauthorized activity and access by our employees, system viruses, worms, malicious code and organized cyberattacks, which could breach our security and disrupt our business. We take the proprietary and confidential information of our Company, our partners and our end users seriously. Each of our employees is required to sign and is abide by an employment agreement that contains standard confidentiality agreements. Our employees are also required to attend internal continuing training sessions. Additionally, our research and development personnel regularly monitor and maintain our software and system. We intend to, in the near future, establish a team of maintenance personnel to conduct real-time monitoring. These measures, however, may not be as effective as we anticipate. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted, potentially over an extended period of time. Any or all of these issues could harm our reputation, adversely affect our ability to maintain existing partners or attract prospective partners, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective partners or investors. We may be required to expend significant additional resources to protect against the threat of these disruptions and security breaches or to alleviate problems caused by such disruptions or breaches.

We rely heavily on Aliyun, a cloud-based server provider to provide server service to us. Any interruption to such service could significantly disrupt our operations.

A vast majority of our data, codes and solutions is stored on the cloud-based service platform, Aliyun, we subscribe to. Although the use of such service is perceived to have lower risks than a conventional physical server, we may still face risks such as closure or discontinuity of services without adequate notice, financial difficulties (such as bankruptcy) faced by the server provider or their contractor(s), or any system vulnerability or security risk that are not timely fixed by Aliyun, which may have negative effects on our business, the nature and extent of which are difficult to predict.

Privacy concerns could limit our ability to collect and leverage our user data and disclosure of user data could adversely impact our business and reputation.

In the ordinary course of our business and in particular in connection with the technological consulting services provided under smart campus solutions, we collect and utilize data supplied by our users. We currently face certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer, integrate and use data, could have an adverse effect on our business. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

Our success depends on the continuing efforts of our senior management team and other key employees.

We depend on the continued contributions of our senior management and other key employees. The loss of the services of any of our senior management or other key employees could harm our business. Competition for qualified talents in the PRC is intense. If one or more of our senior management or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements in a timely manner, or at all, and our business may be disrupted. Moreover, if any member of our senior management team or any of our other key personnel joins a competitor or forms or invests in a competing business, we may lose student enrollment, qualified teaching faculty members and other key sales and marketing personnel to our competitors. Our future success is also dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including share-based compensation.

We may from time to time be subject to infringement claims relating to intellectual properties of third parties.

We cannot assure you that our course offerings, educational contents, textbooks, software and platforms do not or will not infringe upon copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual properties, and we may not prevail in those disputes.

We have adopted policies and procedures to prohibit our users, students and employees from infringing upon third-party copyright or intellectual property rights. However, we cannot ensure that they will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization. We may incur liability for unauthorized duplication or distribution of materials posted used in our classes or posted on our platforms. Any intellectual property infringement claim could result in costly litigation and divert our management attention and resources, which in turn could negatively affect our business, financial condition and prospect.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we seek to obtain copyright or trademark protection for our intellectual property when applicable, it is possible that we may not be able to do so successfully or that the copyright or trademark we have obtained may not be sufficient to protect all of our intellectual property rights. In particular, we rely, to a significant extent, upon our educational content developed in-house, including textbooks and teaching materials, course syllabi and outlines, quiz banks, and teaching notes, to provide high-quality education services. Additionally, we have developed and will continue to develop and maintain our copyrighted software offered within our smart campus solution. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or duplicate our intellectual property or otherwise use our intellectual properties without obtaining our consent. For example, unauthorized third parties may use our “China Liberal” brand to operate similar businesses, or to make illegal copies of our textbooks and teacher materials for market resale. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will effectively prevent misappropriation of our intellectual properties. If we are not successful in protecting our intellectual property rights, our business and results of operations may be adversely affected.

Our end users may engage in intentional or negligent misconduct or other improper activities or misuse our software and systems, which could harm our brand and reputation.

We are exposed to the risk of fraud or other misconduct committed by the end users of our software and systems. The PRC laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis, which makes it challenging for us to adopt and implement policies governing these practices. We could, as a result, incur liability to third parties for the unauthorized duplication, distribution or other use of these materials. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and attention of management personnel regardless of whether the claims have merit. Additionally, we may be required to alter or cease our uses of such materials, which may include changing or removing content from courses or altering the functionality of our platform, or to pay monetary damages. Fraud or other misconduct by our students, employees or third parties may also involve engaging in unauthorized misrepresentation to our potential students and misappropriating third-party intellectual property and other propitiatory rights during marketing activities, misusing sensitive personal information of our students, and engaging in bribery or other unlawful payments, any of which could result in customer complaints, regulatory and legal liabilities, as well as serious harm to our brand and reputation.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of December 31, 2018 and for the year ended December 31, 2018, we and our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2018. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; (iii) a lack of independent directors and an audit committee; and (iv) a lack of an effective review process by the accounting manager.

Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

We have taken measures and plan to continue to take measures to remedy these material weaknesses. The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares, if and when they trade. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Failure to qualify for or obtain any preferential tax treatments that are available in China could adversely affect our results of operations and financial condition.

The modified Enterprise Income Tax Law, effective on February 24, 2017, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, to enjoy a preferential enterprise tax rate of 15%. China Liberal Beijing is currently accredited as an HNTE. According to the relevant administrative measures, to qualify as an “HNTE,” China Liberal Beijing must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as an HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In the event that China Liberal Beijing fails to obtain accreditation as HNTE or are not verified by the local tax authorities, it will be subject to the standard PRC enterprise income tax rate of 25%.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may grant share incentives, which may result in increased share based compensation expenses.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we may grant share-based awards in the future. As a result, we may start to incur expenses associated with share-based compensation, which may have an adverse effect on our results of operations.

Failure to make adequate contributions to various government-sponsored employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to specified percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different regions. We did not pay, or were not able to make, certain social insurance or housing fund contributions for all of our employees and the amount we paid was lower than the requirements of relevant PRC regulations. Our failure in making contributions to social security and housing providence fund plans and in complying with applicable PRC labor-related laws may subject us to penalties and/or late payment fees, as the case maybe, in addition to the payment of outstanding contributions for these plans, e.g., the failure to contribute full payment to the social security funds and subsequent refusal to make up the payment within specified time limit may lead to fines amounting to one to three times the unpaid amount. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. In addition, to the extent that we can make a reasonable estimate of the liability arising from our failure in making full contributions to various employee benefit plans, we record a related contingent liability. However, the amount of our estimates may be inaccurate, in which case our financial condition and cash flow may be adversely affected if we were to pay late fees or fines in relation to the underpaid employee benefits.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

In addition, we are required by PRC laws and regulations to maintain social insurance registration and open housing fund accounts with the relevant governmental authorities and pay for various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial conditions and results of operations would be materially and adversely affected.

We may not be able to renew leases or control rent increases at our existing locations at reasonable terms.

We lease all real properties used by us, except our Hangzhou office, where we are allowed to use the office free of charge because of our cooperation relationship with China Academy of Art. We lease from Beijing Sino-U.S. Star International Film & Television Culture Media Co., Ltd. for our headquarters location, which is currently the location where we provide one-on-one consultancy services, as well as the location we intend to host our school in the near future.

The term of this lease is for four years, expiring May 31, 2022, and is renewable upon six months notice by the Company. However, there is no assurance that the lessor will agree to renew the lease at the level of rent or at a price that is acceptable to us. Similarly, leases for our Beijing Tongzhou District location and our Fuzhou location require us to re-negotiate in order to keep those leases, and the lease for our Ji’nan location does not set forth terms and provisions relating to renewal. Therefore, there is no assurance that the lessors of these locations will agree to sign new leases with us at the level of rent or at a price that is acceptable to us, if at all. There is also no assurance that China Academy of Art will continue to allow us to use their office free of charge. As a result, we may fail to reach agreements for rental prices or otherwise fail to continue to lease or use one or more of these properties. We may be forced to relocate the affected operations to a new location or pay substantially higher rent, which could involve substantial rent increases and material business interruptions.

In addition, we cannot assure you that the lessors or the owner of our offices have duly obtained the title certificates of the properties subject to our leases or otherwise have the right to lease the properties. If any of our leases or our rights to occupy and use were terminated as a result of challenges by third-parties or governmental authorities, we may be forced to relocate the affected operations and incur significant expenses. There is no assurance that we may find suitable replacement sites in a timely manner on terms acceptable to us.

As of the date of this prospectus, we are not aware of any actions, claims or investigations being contemplated by or pending before any governmental authorities with respect to our leased or occupied properties. We have not received any notice of claim from any third-party for our use of such leased or occupied properties. However, if any of these risks materializes, our business, financial condition and results of operations may be materially and adversely affected. See “Business—Facilities/Properties” for more information.

Accidents or injuries may occur at our properties, which could affect our reputation and student retention and enrollment.

We could be held liable for the accidents or injuries or other harm to students or other people at our locations, including those caused by or otherwise arising in connection with our facilities or employees. We could also face claims alleging that we were negligent, provided inadequate maintenance to our facilities or supervision to our employees and therefore should be held liable for accidents or injuries suffered by our students or other people at our schools. Our schools may be perceived to be unsafe, which may discourage prospective students from enrolling in our services. Although we maintain certain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation and student enrollment and retention. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

We currently do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any liability, business interruption, litigation or property insurance coverage for our operations in China. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

In the past, China has experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemics, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel, damages to property and insufficient student enrollments. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

In addition, our business could be affected by public health epidemics. If any of our employees or if one or more of our students who receive our services in person (for example, those students enrolled in our one-on-one consulting services program) is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or other disruptions of our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

The beneficial owners have substantial influence over our Company. Their interests may not be aligned with the interests of the Company and our other shareholders, and these beneficial owners, if voting as a group, could prevent or cause a change of control or other transactions that could be beneficial to our Company and other minority shareholders.

As of the date of this prospectus, although no single shareholder currently own more than 41.16% of our outstanding Ordinary Shares, our beneficial owners Ngai Ngai Lam, Choi Sio Peng, Yuk Sing Lai and Lin Ailian beneficially own an aggregate of 72.4276% of our outstanding Ordinary Shares. Upon completion of this Offering, our beneficial owners will beneficially own approximately [●] Ordinary Shares, or approximately [●] % of our outstanding Ordinary Shares.

Accordingly, these beneficial owners could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our beneficial owners and their affiliated entities, see “Principal Shareholders.”

In the event we are presented with business combination opportunities, we may be unable to complete such transactions efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations

On August 8, 2006, six PRC regulatory authorities, including MOFCOM, the State Assets Supervision and Administration Commission, SAT, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended in June 2009. The M&A Rules, governing the approval process by which foreign investors merge with PRC business entities or acquire PRC assets and/or equity interests in PRC business entities, require the PRC parties to make a series of applications and supplemental applications to PRC government authorities, depending on the structure of the transaction. In some instances, the application process may require presentation of economic data concerning a transaction, including appraisal of the target business and evaluation of the acquirer, which are designed to allow the government to assess the transaction. Accordingly, due to the M&A Rules, our ability to engage in cross-border business combination transactions has become significantly more complicated, time-consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in such transaction.

The M&A Rules allow PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The M&A Rules also prohibit a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets in order to prevent disguised transfer of capital from China to foreign countries, and in certain structures, among others, in the structures where foreign investors merge with Chinese enterprises and establish foreign-invested enterprises, require that considerations must be paid within defined periods, generally not in excess of a year after the business license of the foreign-invested enterprise has been issued. In addition, the M&A Rules also limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Moreover, the Anti-Monopoly Law of the People’s Republic of China, effective as of August 1, 2008, and relevant implementation rules require that the MOC be notified in advance of any of concentrations of undertaking if certain turnover thresholds are triggered. Besides, Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, issued on February 3, 2011 and became effective on March 3, 2011 establishes a security review system for merger and acquisition of domestic companies by foreign investors. These security review rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on legal and/or financial terms that satisfy our investors and protect our shareholders’ economic interests.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Securities to be Registered.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than one third of our voting share capital in issue, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least ten clear days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in the Company.

Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of fiscal years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test. Although it is presently anticipated that the Substance Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the Chinese government or in the laws and regulations in the PRC could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters generally. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, the PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, these regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our CEO, Mr. Jianxin Zhang and our CFO, Mr. Wenhuai Zhuang reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We rely principally on dividends and other distributions on equity from our PRC Subsidiary for our cash requirements, including for services of any debt we may incur.

Our PRC Subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC Subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC Subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC Subsidiary, as a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC operating subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC Subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of our PRC operating subsidiary. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take significant corporate or legal actions, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC Subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC Subsidiary are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC Subsidiary is required to be registered with SAFE or its local branches and (ii) our PRC Subsidiary may not procure foreign loans which exceed the difference between its total investment amount and registered capital, or twice of the amount of the PRC Subsidiary’s net assets, whichever is larger. As of March 31, 2019, such maximum amount of foreign loans that our PRC Subsidiary is allowed to procure is RMB 79,324,680.30 (approximately $11,482,518). For more information on restrictions and limitations on the amount of loans, please see “Regulations—Regulations on loans to and direct investment in the PRC entities by offshore holding companies”. Any medium or long-term loan to be provided by us to our PRC operating entity, i.e., China Liberal Beijing, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiary. If we fail to complete such registrations, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund our PRC operating subsidiary, to invest in or acquire any other PRC companies through our PRC Subsidiary, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, however, this appreciation halted and the Renminbi was traded within a narrow range against the U.S. dollar. Between July 2010 and November 2015, the Renminbi fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that effective October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. Since February 2018, the RMB has depreciated significantly, over 8% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system in the future, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC or U.S. government policies may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. The net proceeds from this offering will be denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, if at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC Subsidiary, and dividends payable by our PRC Subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, this rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC Subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. The beneficial owner of the relevant dividends and the corporate shareholder to receive dividends from the PRC Subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this prospectus, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file the required forms and materials with the relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. Boya Hong Kong intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Boya Hong Kong.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprise by its non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC Subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Risks Related to this Offering and the Trading Market

An active trading market for our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly.

We have applied to list our Ordinary Shares on the Nasdaq Capital Market. Prior to the completion of this offering, there has been no public market for our Ordinary Shares, and we cannot assure you that a liquid public market for our Ordinary Shares will develop. If an active public market for our Ordinary Shares does not develop following the completion of this offering, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The initial public offering price for our Ordinary Shares will be determined by us and the Underwriter based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their holding of our Ordinary Shares.

The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations and our industry, including the following:

●	variations in our revenues, earnings and cash flows;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services or our industry;
●	announcements of new regulations, rules or policies relevant for our business;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were to be involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriter, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase our Ordinary Shares in this offering, you will pay more for your Ordinary Shares than the amount paid by our existing shareholders for their ordinary shares per share. As a result, you will experience immediate and substantial dilution of approximately $[●] per Ordinary Share, representing the difference between the assumed initial public offering price of $[●] per share, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per share as of December 31, 2018, after giving effect to the net proceeds to us from this offering. See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lockup agreements. There will be [●] ordinary shares outstanding immediately after this offering. In connection with this offering, we, our directors, executive officers and existing shareholders have agreed, subject to certain exceptions, not to sell any Ordinary Shares for 180 days after the date of this prospectus without the prior written consent of the representatives of the Underwriter. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in the PRC have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our Ordinary Shares could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirements, or we may choose to comply with the Nasdaq requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Since a majority of our board of directors will not consist of independent directors, fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2018 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, In which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States.

Substantially all of our assets are located in the PRC. In addition, a majority of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Hunter Taubman Fischer & Li LLC as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Campbells, our counsel to the laws of Cayman Islands, and Tian Yuan Law Firm, our counsel to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Campbells has further advised us that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, may not be recognized and enforceable in the Cayman Islands on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Tian Yuan Law Firm has advised us further that there are no treaties between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

USE OF PROCEEDS

We will receive up to $     in proceeds from the sale of Ordinary Shares offered by us pursuant to this prospectus.

We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of US$[●] per Ordinary Share, of approximately $       if we sell the minimum number of Ordinary Shares and approximately $       if we sell the maximum number of Ordinary Shares.

Use of net proceeds
	[ ] shares Minimum offering amount	[ ] shares 25% of maximum offering amount	[ ] shares 50% of maximum offering amount	[ ] shares 75% of maximum offering amount	[ ] shares Maximum offering amount
Cash Flow for Smart Campus Solutions	US$	US$	US$	US$	US$
Research and Development	US$	US$	US$	US$	US$
Integration of Enterprises and Vocational Education	US$	US$	US$	US$	US$
Establishment of Big Data Calculation Training School, As Support to Integration of Enterprises and Vocational Education	US$	US$	US$	US$	US$

There is no assurance that we will be able to raise any funds from this Offering as we are conducting this Offering on a “best-efforts” basis.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC Subsidiary through loans or capital contributions, subject to applicable regulatory approvals. We currently cannot make loans or capital contributions to our PRC Subsidiary without first obtaining regulatory approvals, registration or filings, i.e., making a filing with the local branch of the MOFCOM, and registering with the local branch of the State Administration for Market Regulation, or SAMR, and the approval of and registration with a local bank authorized by the SAFE. The maximum amount of loans that our PRC Subsidiary is allowed to procure as of March 31, 2019 is RMB 79,324,680.30 (approximately $11,482,518), which is higher than the maximum amount that we expect to raise from this Offering. However, there is no such restriction on capital contributions. Although to the best of our knowledge there is no material regulatory obstacles for us to obtain such approvals, registration or filings, we cannot assure you that we will be able to obtain these approvals, registration or filings in a timely manner. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DETERMINATION OF OFFERING PRICE

The offering price of the shares has been determined arbitrarily by us and the Underwriter. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our business plan, as well as the most recent selling price of shares of our Ordinary Shares in private placements, if any. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our BVI subsidiary, Yi Xin International Investment Limited.

Current PRC regulations permit our PRC Subsidiary to pay dividends to Boya Hong Kong from the revenues from the operations of our PRC operating entity, China Liberal Beijing, if any, determined in accordance with Chinese accounting standards and regulations. In addition, China Liberal Beijing is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. China Liberal Beijing is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from the operations of our PRC operating entity, China Liberal Beijing, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Boya Hong Kong may be considered a non-resident enterprise for tax purposes, so that any dividends China Liberal Beijing pays to Boya Hong Kong may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from China Liberal Beijing to Boya Hong Kong. Certain payments from China Liberal Beijing to Boya Hong Kong are subject to PRC taxes, including business taxes and VAT. In addition, if China Liberal Beijing or its subsidiaries or branches incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by China Liberal Beijing to its immediate holding company, Boya Hong Kong. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Boya Hong Kong intends to apply for the tax resident certificate when China Liberal Beijing plans to declare and pay dividends to Boya Hong Kong. See “Risk Factors—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC Subsidiary, and dividends payable by our PRC Subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2018:

●	on an actual basis;
●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this Offering if the total offering amount is sold at the initial public offering price of $[●] per Ordinary Share, after deducting the estimated commissions to the Underwriter and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

December 31, 2018
	Actual	As adjusted (Minimum offering amount)	As adjusted (Maximum offering amount)
	US$	US$	US$
Equity
Share capital US$1.00 par value, 50,000 Ordinary Shares authorized, Ordinary Shares issued and outstanding; Ordinary Shares issued and outstanding, as adjusted to reflect the minimum offering, and Ordinary Shares issued and outstanding, as adjusted to reflect the maximum offering
Additional paid-in capital(1)
Statutory reserve
Retained earnings
Accumulated other comprehensive income
Total equity
Total capitalization

(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter expense allowance and other expenses. We expect to receive net proceeds of (a) approximately US$ if minimum offering is raised (US$ offering, less underwriting fee of US$ and offering expenses of approximately US$ ) or (b) approximately US$ if maximum offering is raised (US$ offering, less underwriting fee of US$ and offering expenses of approximately US$ ).

A US$1.00 increase (decrease) in the assumed initial public offering price of US$[●] per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$[●] million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after the Offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Dilution to New Investors if Minimum Offering Amount is Sold

Our net tangible book value as of December 31, 2018 was approximately $[●], or $[●] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated commissions to the Underwriter and offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2018, other than to give effect to our sale of Ordinary Shares offered in the Offering based on the initial public offering price of $[●] per Ordinary Share after deduction of the estimated commissions to the Underwriter and offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2018 would have been $[●], or $[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Ordinary Share to investors purchasing Ordinary Shares in this Offering. The as adjusted information discussed above is illustrative only.

Dilution to New Investors if Maximum Offering Amount is Sold

Our net tangible book value as of December 31, 2018 was approximately $[●], or $[●] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated commissions to the Underwriter and offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2018, other than to give effect to our sale of Ordinary Shares offered in the Offering based on the initial public offering price of $[●] per Ordinary Share after deduction of the estimated commissions to the Underwriter and offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2018 would have been $[●], or $[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Ordinary Share to investors purchasing Ordinary Shares in this Offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	Minimum	Maximum
Initial public offering price per Ordinary Share	US$	US$
Net tangible book value per Ordinary Share as of December 31, 2018	US$	US$
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	US$	US$
Increase in net tangible book value per Ordinary Share to the existing shareholders	US$	US$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	US$	US$

The following tables summarize, on an as adjusted basis as of December 31, 2018, the differences between existing shareholders and the new investors with respect to the alternative minimum and maximum offering assumptions, such number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated commissions to the Underwriter and offering expenses payable by us.

	Ordinary Shares purchased		Total consideration		Average price per
MINIMUM OFFERING	Number	Percent	Amount	Percent	ordinary share
(US$)
Existing shareholders
New investors
Total

MAXIMUM OFFERING	Number	Percent	Amount	Percent
(US$)
Existing shareholders
New investors
Total

The as adjusted information as discussed above is illustrative only.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are an educational service provider operating under the “China Liberal” brand in the People’s Republic of China (the “PRC”).

We offer a wide range of educational services and programs to our customers, consisting primarily of Sino-foreign jointly managed and delivered academic programs (“Sino-foreign Jointly Managed Academic Programs”), overseas study consulting services (“Overseas Study Consulting Services”), technological consulting services provided for targeted Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, under the concept of “creating a smart campus” (“Technological Consulting Services for Smart Campus Solutions”). We also develop and provide textbooks and other course materials to students enrolled under the Sino-foreign Jointly Managed Academic Programs to ensure the quality of students’ learning outcomes. Since December 2018, we started to provide job readiness training services acting as the key bridge between our partner schools and employers, and to provide tailored job readiness training to graduating students (“Integration of Enterprises and Vocational Education”). We did not start generating revenue from this line of business until January 2019.

Our revenues increased by $923,107, or 23.8%, from $3,885,886 for the fiscal year ended December 31, 2017, to $4,808,993 for the fiscal year ended December 31, 2018. Revenues from our services provided for joint education programs accounted for 50.1% and 72.6% of our total revenues for the fiscal years ended December 31, 2018 and 2017, respectively, revenues from our study abroad consulting services accounted for 11.4% and 1.6% of our total revenues for the fiscal years ended December 31, 2018 and 2017, respectively, while revenue from providing technological consulting services accounted for 37.9% and 24.5% of our total revenue for the years ended December 31, 2018 and 2017, respectively. Revenue from sales of textbooks and course materials accounted for 0.6% and 1.3% of our total revenue for the years ended December 31, 2018 and 2017, respectively.

The following table illustrates the amount and percentage of our revenue derived from our different services provided:

	For the years ended December 31,
	2018		2017
	Amount	%	Amount	%
Revenue from Sino-foreign Jointly Managed Academic Programs	$2,410,781	50.1%	$2,821,602	72.6%
Revenue from textbook and course material sales	29,717	0.6%	52,345	1.3%
Revenue from Overseas Study Consulting Services	547,521	11.4%	60,947	1.6%
Revenue from Technological Consulting Services for Smart Campus Solutions	1,820,974	37.9%	950,992	24.5%
Total revenue	$4,808,993	100.0%	$3,885,886	100.0%

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Demand for International Education from Chinese Students

Education services are an investment for the future. We are optimistic that the Chinese economy’s steady growth will likely drive incomes and consumption levels for Chinese citizens, who will have more capital for their children’s educations. We believe that tuition fees are impacted less by volatility in the overall economy as people in China generally cut back on other spending before they reduce spending on their children’s education.

We have benefited from Chinese students’ increasing demand for international education. Such demand is primarily driven by an increasing number of Chinese students seeking quality educations and who aspire to study abroad, which is in turn driven by factors such as: (i) an increasing number of affluent families in China, (ii) the rising recognition of the quality of higher education overseas, (iii) the emphasis placed by Chinese parents on the importance of enrollment in globally-recognized universities to improve their children’s career prospects, and (iv) other economic and political factors. Any material change to these factors will significantly affect our operation results.

Number of Student Enrollments

Our revenues primarily consist of tuition and fees from students enrolled in the Sino-foreign Jointly Managed Academic Programs in which we are engaged to provide coordination, teaching and supporting services, as well as our consulting service fees charged to students contemplating studying abroad. The number of student enrollments is largely driven by the demand for the educational services and programs offered by us, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, our ability to maintain the consistency and quality of our teaching, as well as our ability to respond to competitive pressures. The level of students enrolled in our Sino-foreign Jointly Managed Academic Programs, and the number of students who come to us for study abroad consulting services directly affects our revenue and profitability.

Our Tuition and Service Fees Charged

Our results of operations are directly affected by the level of the tuition and service fees we charge to our students. Under our cooperation with Chinese host universities/colleges for Sino-foreign Jointly Managed Education Programs, the Chinese host universities/colleges determine on the amount of tuitions and fees charged to enrolled students, ranging from RMB 15,000 (USD 2,268) per student per school year to RMB 28,000 (USD 4,233) per student per school year, depending on the applicable education programs. The total fees we receive from tuition collected by these universities and colleges varies based on the terms of our contracts with the Chinese host universities we partner with, and are based on our services rendered and can range from RMB 2,250 (USD 340) to RMB 11,200 (USD 1,693) per student per school year. We determine overseas study consulting service fees based on services provided to each individual student to satisfy his or her needs. Under the smart campus solutions, our fees are based on the scope of services specified in our agreements with the Chinese universities we service. Any change in our service fees would have a material impact on our revenue and profitability.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Staffing costs and administrative expenses have a direct impact on our profitability. The size of our staff, particularly our foreign faculty teachers appointed to selected Chinese host universities/colleges, generally increases as the student base expands, while other expenses, particularly those relating to administrative functions, are relatively fixed. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. If we fail to implement initiatives to control costs and improve our operating efficiency over time, our profitability will be negatively impacted.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.

The education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each service segment we offer. Significant competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing, or other resources and may be able to mimic and adopt our business model. Significant competition could lead to lower prices and decreased revenues, gross margins and profits, any of which could have a material and adverse effect on our results of operations.

A severe or prolonged slowdown in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Key Financial Performance Indicators

Our key financial performance indicators consist of the number of student enrollment, average tuition fees we received from students enrolled under the Sino-foreign Jointly Managed Academic Programs, average service fees we charged to students for our Overseas Study Consulting Services , as well as the number of contracts we signed for smart campus solution projects, which significantly impacted our net revenues, cost of revenues and operating expenses, as discussed in greater detail under “Results of Operations” below.

We derived net revenues from our four operating segments in terms of percentages of our total net revenues from continuing operations as follows in fiscal year 2018 and 2017:

	For the years ended December 31,
	2018	2017
Revenue from Sino-foreign Jointly Managed Academic Programs	50.1%	72.6%
Revenue from textbook and course material sales	0.6%	1.3%
Revenue from Overseas Study Consulting Services	11.4%	1.6%
Revenue from Technological Consulting Services for Smart Campus Solutions	37.9%	24.5%
Total revenue	100.0%	100.0%

Revenues from our services provided for the Sino-foreign Jointly Managed Academic Programs accounted for 50.1% and 72.6% of our total revenues for the fiscal years ended December 31, 2018 and 2017, respectively; revenues from our Overseas Study Consulting Services accounted for 11.4% and 1.6% of our total revenues for the fiscal years ended December 31, 2018 and 2017, respectively; revenues from providing Technological Consulting Services for Smart Campus Solutions accounted for 37.9% and 24.5% of our total revenue for the years ended December 31, 2018 and 2017, respectively; and revenues from sales of textbooks and course materials accounted for 0.6% and 1.3% of our total revenue for the years ended December 31, 2018 and 2017, respectively.

Our revenues from the Sino- foreign Jointly Managed Academic Programs and Overseas Study Consulting Services segments are primarily generated from tuition fees or service fees we charged to students. Those revenues are linked to the number of student enrollments. Our students enrollment is affected by a mix of factors including the number and variety of our programs or service offerings, overall demand for our programs or service offerings, the geographic markets where the programs or services are offered, the pricing of our education programs or services, the fees charged by our competitors for the same or similar programs or services, any changes in the regulatory regime applicable to the education industry in China, and our reputation.

The total number of students enrolled under our Sino-foreign Jointly Managed Academic Programs were 2,390 in fiscal year 2018 and 2,877 in fiscal year 2017. We had 49 students who signed up for our Overseas Study Consulting Services in fiscal year 2018 and 7 students in fiscal year 2017. In terms of tuition fee, our Chinese host universities/colleges determine the amount of tuitions and fees charged to enrolled students, ranging from RMB 15,000 (USD 2,268) per student per school year to RMB 28,000 (USD 4,233) per student per school year, depending on the applicable education programs. The total fees we receive from tuition collected by these universities and colleges vary based on the terms of our contracts with the Chinese host universities we partner with, and are based on our services rendered and can range from RMB 2,250 (USD 340) to RMB 11,200 (USD 1,693) per student per school year. Consulting fees we charge students to provide Overseas Study Consulting Services range from RMB 50,000 ($7,558) per person to RMB 80,000 ($12,093) per person, depending on different majors that our students are planning to pursue in foreign countries, which majors then determine the level of customized tutoring services we provide.

Our revenue from the sale of textbooks and course material is largely affected by the number of students enrolled under the Sino-foreign joint education programs. Revenue from this segment only accounted for 0.6% and 1.3% of our total revenue for the fiscal year 2018 and 2017, respectively. We expect revenue in this segment to keep a steady pace in the foreseeable future.

Our revenue from Technological Consulting Services for Smart Campus Solutions largely depends on the number of contracts we may enter into with customers, and on our ability to customize our solutions in a cost-effective way. Our “smart campus” related technological consulting service contracts are primarily on a fixed-price basis, which require us to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs of each customer. For the fiscal years ended December 31, 2018 and 2017, we have successfully provided smart campus solutions to FMP and several other Chinese universities, namely Strait College of Minjiang University, Capital Normal University, Beijing University of Chinese Medicine and University of International Business and Economics. Based on our experience and reputation, we anticipate we will enter into additional smart campus solution contracts with a larger number of Chinese universities/ colleges in fiscal year 2019 and beyond. To manage and support our growth and profitability in this segment, we plan to enhance our operational, administrative and technological systems and our financial and management controls. If we cannot achieve these operational improvements, our financial condition and results of operations may be materially adversely affected.

Cost of revenues

Our cost of revenues consists of salary, welfare and insurance costs for our faculty, rent expense for foreign faculty, textbook and course materials costs, travel, meals and entertainment expenses associated with teaching activities, consulting fees paid to third-parties for course design and teacher training, hardware parts and components purchase costs as well as labor costs incurred to undertake the software application customization for the smart campus projects, and business taxes. Our cost of revenues accounted for 56.2% and 55.6% of our total revenue for the fiscal year 2018 and 2017, respectively. We expect our cost of revenues to increase as we further expand our operations by opening our China Liberal Schools in Beijing and Italy, driven in large part by a planned increase in the number of our teachers and study advisors and increased utility and lease payment for our schools to support our study abroad consulting service business segment. In addition, in anticipation of the increase in our smart campus solution contracts with additional Chinese universities/ colleges, we expect our costs associated with hardware equipment and facilities purchase as well as data management application system customization will further increase in the foreseeable future.

Operating expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses.

Our selling expenses primarily include expenses incurred for various sales activities, advertising, payroll expense paid to our sales and marketing personnel as well as shipping and delivery expenses. As a percentage of revenues, our selling expenses accounted for 14.6% and 13.9% of our total revenue for the years ended December 31, 2018 and 2017, respectively. We expect that our overall sales and marketing expenses, including but not limited to, advertising expenses, brand promotion expenses and salaries, will continue to increase in the foreseeable future if our business further grows.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and professional service expenses. As a percentage of revenues, general and administrative expenses were 12.1% and 10.5% of our revenue in fiscal year 2018 and 2017, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company upon the completion of this offering.

Results of Operations

The following table summarizes the results of our operations during the fiscal years ended December 31, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended December 31,
	2018		2017
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenue	$4,808,993	100.0%	$3,885,886	100.0%	$923,107	23.8%
Cost of revenue	2,702,297	56.2%	2,161,322	55.6%	540,975	25.0%
Gross profit	2,106,696	43.8%	1,724,564	44.4%	382,132	22.2%
Operating expenses
Selling expenses	704,060	14.6%	541,424	13.9%	162,636	30.0%
General and administrative expenses	579,500	12.1%	408,762	10.5%	170,738	41.8%
Total operating expenses	1,283,560	26.7%	950,186	24.5%	333,374	35.1%
Income from operations	823,136	17.1%	774,378	19.9%	48,758	6.3%
Other income (expenses)
Interest income	88,926	1.8%	70,743	1.8%	18,183	25.7%
Other income	180,191	3.7%	187,794	4.8%	(7,603)	(4.0)%
Total other income, net	269,117	5.6%	258,537	6.7%	10,580	4.1%
Income before income taxes	1,092,253	22.7%	1,032,915	26.6%	59,338	5.7%
Provision for income taxes	167,813	3.5%	158,109	4.1%	9,704	6.1%
Net income	$924,440	19.2%	$874,806	22.5%	$49,634	5.7%
Less: net income attributable to non-controlling interest	81,779	1.7%	5,800	0.1%	75,979	1310.0%
Net income attributable to the Company	$842,661	17.5%	$869,006	22.4%	$(26,345)	(3.0)%

Revenues. Revenues increased by $923,107, or 23.8%, to $4,808,993 in 2018 from $3,885,886 in 2017. The increase in our revenue was due to more consulting services have been rendered in 2018 as compared to 2017.

Our revenue by service type is as follows:

	For the years ended December 31,
	2018		2017		Changes
	Amount	%	Amount	%	Amount	%
Revenue from Sino-foreign Joint Managed Academic Programs	$2,410,781	50.1%	$2,821,602	72.6%	$(410,821)	-14.6%
Revenue from textbook and course material sales	29,717	0.6%	52,345	1.3%	(22,628)	-43.2%
Revenue from Overseas Study Consulting Services	547,521	11.4%	60,947	1.6%	486,574	798.4%
Revenue from Technological Consulting Services for Smart Campus Solutions	1,820,974	37.9%	950,992	24.5%	869,982	91.5%
Total	$4,808,993	100.0%	$3,885,886	100.0%	$923,107	23.8%

Revenue from Sino-foreign Jointly Managed Academic Programs

Our revenue from Sino-foreign Jointly Managed Academic Programs primarily consists of our cooperation with the following Chinese universities:

(i) Fuzhou Melbourne Polytechnic (FMP)

FMP is currently hosting the Australia English for Academic Purposes Program, or the FMP EAP Program. Before FMP rebranded in January 2017, FMP’s former entity operating under the name IEN College of Minjiang University also hosted the International General Education Courses, or IGEC program.

(ii) Strait College of Minjiang University (Strait College)

Strait College is currently hosting the Fujian-Taiwan Universities Joint Talent Training Program. Since January 2017, Strait College has also been hosting the IGEC program after it took over this program from the then IEN College of Minjiang University.

(iii) Fujian University of Technology (FUT)

FUT hosted the Fujian University of Technology International Scholarly Exchange Curriculum Program, or FUT ISEC Program. However, as discussed below, we made a decision to cease recruitment and enrollment activity, and the program was discontinued after the then last class of students graduated in July 2018.

(iv) Fujian Preschool Education College

Fujian Preschool Education College is currently hosting the New Zealand Tertiary College, or NZTC Program. However, as discussed below, we made a decision to cease recruitment and enrollment activity, and the program will be discontinued after the last class of students graduate in July 2019.

	For the years ended December 31,
	2018		2017		Changes
	Amount	%	Amount	%	Amount	%
Fuzhou Melbourne Polytechnic	$465,081	19.3%	$1,455,013	51.6%	$(989,932)	-68.0%
Strait College of Minjiang University	1,744,233	72.4%	943,447	33.4%	800,786	84.9%
Fujian University of Technology	70,799	2.9%	210,686	7.5%	(139,887)	-66.4%
Fujian Preschool Education College	130,668	5.4%	212,456	7.5%	(81,788)	-38.5%
Total	$2,410,781	100.0%	$2,821,602	100.0%	$(410,821)	-14.6%

Number of students under joint education programs
Fuzhou Melbourne Polytechnic	551		1,307		(756)	-57.9%
Strait College of Minjiang University	1,676		1,220		456	37.3%
Fujian University of Technology	51		154		(103)	-67.1%
Fujian Preschool Education College	112		196		(84)	-42.9%
Total number of students	2,390		2,877		(487)	-17.0%

Average tuition fee the Company received per student
Fuzhou Melbourne Polytechnic	$844		$1,113		$(269)	-24.2%
Strait College of Minjiang University	$1,041		$773		$268	34.6%
Fujian University of Technology	$1,397		$1,368		$29	2.1%
Fujian Preschool Education College	$1,170		$1,086		$84	7.8%

Our revenues from Sino-foreign Jointly Managed Academic Programs decreased by $410,821 or 14.6% from $2,821,602 in fiscal year 2017 to $2,410,781 in fiscal year 2018. This decrease can be primarily attributed to a decrease in the number of students by 488 or 17.0%, from 2,877 students in fiscal year 2017 to 2,389 students in fiscal year 2018, and affected by the changes in average tuition fees we collected from Chinese host universities/colleges. The following factors impact the revenue we generate from services provided for joint education programs for the years ended December 31, 2018 and 2017:

(1) In 2018, China’s Ministry of Education, or MOE, approved the termination of certain Sino-foreign cooperative education programs as a move to improve quality, tighten regulatory control, and promote reforms in China’s educational system. These changes were made because problems had appeared in certain institutions and projects (none of which we service) that were previously approved by the relevant authorities. These problems included insufficient utilization of high quality educational resources, low instructional quality, weak specialized capabilities in academic departments, lack of content-based development mechanisms, low student satisfaction and poor attractiveness of programs, making it difficult for those institutions and projects to continue operating and they were therefore closed down. In order to clarify the above described action by MOE, we made an anonymous phone call inquiry with the MOE. We were informed by the MOE that this action was never taken by MOE before, and that this action was taken to close down institutions and projects that were originally approved but at the time of termination did not have enrolled students any more. We were further informed that the purpose of this action was to improve the overall quality of the industry. In light of this, Fujian Province, the province where all of the Sino-foreign Jointly Managed Academic Programs we service are located, set a minimum score for English (as a subject) for those students who are applying for any four-year Sino-foreign joint programs that offer undergraduate degrees. As a result of these new regulatory controls and policy adjustments, even though none of the programs we service were terminated by the MOE, overall student recruiting and enrollment under our Sino-foreign joint education programs was negatively impacted, because some potential candidates could not meet the minimum score for English. For example, student enrollments under our joint education programs with Strait College of Minjiang University only increased by 456 students from 2017 to 2018, such increase was resulted from the transfer of the 756 students under the IGEC programs originally enrolled with IEN College and not from new enrolled students. Without taking into account this IGEC program transfer from FMP to Strait College of Minjiang University, the total number of students enrolled with Strait College of Minjiang University would have actually decreased by 300 students from 2017 to 2018 due to the higher eligibility requirements for students to enroll in any Sino-foreign joint education programs in Fujian Province. We cannot assure you that the local government in Fujian Province or the MOE will not set an even higher eligibility standard for students to enroll in these joint education programs in the future, in which case our enrollment numbers, result of operations and financial conditions could be negatively impacted.

(2) FMP was formerly known as IEN College of Minjiang University, and our IGEC program (the “Strait IGEC Program”) was previously hosted by IEN College of Minjiang University from September 2013 to July 2017. In January 2017, IEN College of Minjiang University was approved by the provincial government of Fujian and became the first Sino-foreign joint institution with independent legal status in Fujian Province and accordingly changed its name to FMP. As a result of this rebranding, FMP stopped hosting the IGEC program beginning September 2017 and the program was taken over by Strait College of Minjiang University going forward. This led to a decrease in the total number of students enrolled with FMP, from 1,307 students in fiscal year 2017 to 551 students in fiscal year 2018 because students originally enrolled under the IGEC programs have been transferred to Strait College of Minjiang University. Starting September 2017, FMP only continued to provide the FMP EAP Program.

(3) The reason our revenue generated from the Sino-foreign Jointly Managed Academic Program with FMP decreased by $989,932 or 68.0% from $1,455,013 in fiscal year 2017 to $465,081 in fiscal year 2018 can be attributed to two factors: (i) in connection with the transfer of IGEC program from FMP to Strait College of Minjiang University, the total number of enrolled students with FMP decreased by 756, or 57.2%; and (ii) we receive a lower percentage of tuition fees from the FMP EPA Program than from the IGEC program. Under the FMP EPA Program, our services and responsibility only cover the first two-year EAP trainings, but under the Strait IGEC Program, we are responsible for promoting the program, recruiting students, staffing foreign language teachers, and ensuring students are connected with appropriate foreign universities in North America or Europe. Under the FMP EAP Program, the average tuition that FMP charges enrolled students is RMB 18,000 (USD 2,721) per student per school year, of which we are entitled to receive RMB 9,000 (USD 1,360) per student per school year for their freshman years and RMB 3,000 (USD 453) per student per school year for their sophomore years. On the other hand, under the Strait IGEC Program, the average tuition fee that Strait College charges enrolled students is RMB 28,000 per student per school year, of which we receive RMB 9,800 (USD 1,481) per student per school year for the first two years, and then RMB 11,200 (USD 1,693) per student per school year for the remaining two years. Therefore, the tuition fee from Strait IGEC Program is higher than the tuition fee we receive from the FMP EAP Program. As a result of the transfer of the IGEC program from FMP to Strait College, our tuition revenue from FMP decreased by $989,932 or 68.0% because the average tuition fee decreased from $1,113 per student in fiscal year 2017 to $844 per student in fiscal year 2018. On the other hand, our tuition revenue from Strait College increased by $800,786 or 84.9% because the average tuition fee increased from $773 per student in fiscal year 2017 to $1,041 per student in fiscal year 2018.

(4) Our joint programs with Fujian University of Technology (FUT) and Fujian Preschool Education College (FPEC) were originally designed to improve students’ English language skills. However, due to the overall low language proficiency backgrounds of the students enrolled, we noted that most students could not adapt to the high standards of an English teaching environment. For example, a total of 193 students were recruited by FUT under the architecture, civil engineering and software engineering majors in our joint programs with FUT. According to the curriculum designs and outlines, some core courses had to be taught by foreign teachers in English. Therefore, students who could follow the course lecture were those who had adequate English reading, writing and listening skills. However, after those 193 students started these programs, we noted that their overall English language proficiency was low and we had to add Chinese teachers in the classrooms to conduct simultaneous translation and interpretation in order to help the students fully understand the course content. Adding extra teachers for translation doubled our teaching costs as qualified translators were difficult to find and salaries paid to translators roughly amounted to the amount of salaries paid to foreign teachers. In addition, any inappropriate translation could have negatively impacted how our course was perceived and the value of such course to our existing and prospective students. Our joint program with FPEC provides Chinese students with the opportunity to enroll in courses delivered by New Zealand Tertiary College (“NZTC”). Upon completion of this program, students would receive a Ministry of Education, or MOE, Diploma in Early Childhood Education in the PRC and a certificate in Early Childhood Teaching issued by NZTC. This program is a three-year education degree program in which students may choose to complete their first two-years of education in China and go to NZTC for their third-year and final year in the program, or, alternatively, to stay with the Chinese host college for the entire three years of study. Since we launched this program, approximately 300 students have been recruited into this program. However, most of the enrolled students had low English language proficiency, which led to limited number of students choosing to study abroad in New Zealand. As of the date of this prospectus, only 3 students have decided to go to New Zealand after finishing the first two-year education with the Chinese host college. NZTC did request that we send more students to NZTC for purposes of increasing their revenue. However, based on our assessment, in order for us to train existing students to meet the minimum language requirements for studying abroad, we would have to add one more year of English courses to existing students, which would significantly increase our teaching costs. Additionally, most of our existing students are reluctant to extend their education by an additional year since they can find a job in the market relatively easily after obtaining the certificate in Early Childhood Teaching issued by FPEC.

Therefore, the Sino-foreign Jointly Managed Academic Programs with these two institutions became increasingly less attractive and less profitable. As a result, we decided to stop recruiting and enrolling new students into the FUT ISEC Program after the Class of July 2018 graduated. We also decided to suspend recruiting for the NZTC Program after current students graduate in July 2019. As a result of such business decision, the number of students enrolled in FUT decreased by 67.1% from 154 students in fiscal year 2017 to 51 students in fiscal year 2018, and the number of students enrolled in FPEC decreased by 42.9% from 196 students in fiscal year 2017 to 112 students in fiscal year 2018. The average tuition fee we collected from Sino-foreign Jointly Managed Academic Programs was adjusted. As a result, average tuition fee collected from FUT and FPEC slightly increased by 2.1% and 7.8% in fiscal year 2018 as compared to fiscal year 2017, respectively. Consequently, the decrease in tuition revenue from both FUT and FPEC resulted from decrease in number of enrolled students and was offset by the increase in average tuition fee.

Revenue from textbooks and course material sales

In order to ensure the quality of the course content delivered to students and to meet international standards, we have developed and edited more than 16 English textbooks and course materials with an emphasis on language training, and distributed these materials to students enrolled under our Sino-foreign joint education programs. Revenue from sales of textbooks and course materials decreased by $22,628 or 43.2% from $52,345 in fiscal year 2017 to $29,717 in fiscal year 2018. The decrease in textbook and course material sales was primarily attributable to the total number of students enrolled under the joint education programs which decreased from 2,877 students in fiscal year 2017 to 2,389 students in fiscal year 2018. As discussed above, we stopped recruiting and enrolling new students into the FUT ISEC Program with FUT after the then existing students graduated in July 2018. We also suspended recruiting for the NZTC Program with FPEC after current students graduate in July 2019. As a result of such business decision, the number of students enrolled with FUT decreased by 67.1% from 154 students in fiscal year 2017 to 51 students in fiscal year 2018, and the number of students enrolled with FPEC decreased by 42.9% from 196 students in fiscal year 2017 to 112 students in fiscal year 2018. As a result of this business decision, for the academic school year starting from September 2018, there were no additional new students recruited into the joint education programs with these two academic institutions. Accordingly, we reduced the textbooks and course material sales in 2018. The total number of textbooks and course materials sold decreased by 11.4% from 3,591 in fiscal year 2017 to 3,183 in fiscal year 2018. In addition, for our Sino-foreign Jointly Managed Academic Programs with FMP, in 2018, FMP made some teaching course content and curriculum settings adjustment, which led to FMP purchase textbooks and course materials from other vendors in order to match the new curriculum settings. As a result, our textbook sales to FMP reduced accordingly.

Revenue from Overseas Study Consulting Services

	For the years ended December 31,
	2018	2017	Changes
			Amount	%
Revenue from overseas study consulting services	$547,521	$60,947	$486,574	798.4%

Number of students for study abroad consulting service	49	7	42	600.0%

Average consulting service fee per student	$11,174	$8,707	$2,467	28.3%

Our Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array of employment opportunities. We provide customized consulting services to students on an individual basis. Fees we charge students to provide overseas study consulting services range from RMB 50,000 ($7,558) per person to RMB 80,000 ($12,093) per person. We typically charge higher consulting service fees to students planning to pursue art majors in foreign countries than we do for students pursuing general majors such as business, technology and other majors, because art programs typically require demonstration of a student’s specialty in art, which is usually reflected in an art portfolio that the student submits along with other application materials. We have to assign qualified teachers to provide more detailed and customized tutoring to these students pursuing art majors and accordingly we charge them higher consulting service fee.

Revenue from providing study abroad consulting services increased by $486,574 or 798.4%, from $60,947 in fiscal year 2017 to $547,521 in fiscal year 2018. The increase was due to an increased number of students who came to us for study abroad consulting services, from 7 students in fiscal year 2017 to 49 students in fiscal year 2018. In addition, we served more students pursing art major in fiscal year 2018 than in fiscal year 2017. As a result, our average service fee increased by 28.3% from $8,707 per student in fiscal year 2017 to $11,174 per student in fiscal year 2018.

Revenue from Technological Consulting Services for Smart Campus Projects

	For the years ended December 31,
	2018	2017	Changes
	Amount	Amount	Amount	%
Fuzhou Melbourne Polytechnic	$1,670,450	700,592	$969,858	138.4%
Strait College of Minjiang University	-	215,642	(215,642)	-100.0%
Fujian High School and others	-	34,758	(34,758)	-100.0%
Capital normal university	84,574	-	84,574	100.0%
Beijing University of Chinese Medicine	38,365	-	38,365	100.0%
University of International Business and Economics and others	27,585	-	27,585	100.0%
Total	$1,820,974	$950,992	$869,982	91.5%

Revenue from providing smart campus related technological consulting service increased by $869,982 or 91.5% from $950,992 in fiscal year 2017 to $1,820,974 in fiscal year 2018, primarily due to increased revenues recognized from the smart campus project with Fuzhou Melbourne Polytechnic. In 2017, we entered into a contract with FMP to provide a total solution for its smart campus project, which includes a big data center, digital classrooms, and an experience-based simulation teaching center for its business school. These facilities will be linked and bundled with the campus data management application system software to create a smart campus for FMP. In addition to the installation of hardware and software to allow the smart campus system to meet its expected operational conditions, we are also responsible for maintenance and providing continuing technological support during the period of 2019 to 2021. The total contract price under the FMP “smart campus” project is RMB 16.68 million (approximately $2.4 million) for completion of the software and hardware installation. Post-installation maintenance and continuing technical support fees amount to RMB 5.05 million (approximately $0.73 million). Based on the contract payment terms, after completion of the required smart campus project, FMP is obligated to make three installment payments of RMB 5.56 million (approximately $808,593) each in 2019, 2020 and 2021, respectively. Among the RMB 5.05 million maintenance and support fee, RMB 1.04 million (USD $151,644) contract receivable for maintenance and technical support services rendered in 2018 has been received in January 2019. The remaining RMB 4.01 million (approximately $0.58 million) post-contract maintenance and technical support fee will be paid in three equal installments in 2019 to 2021 when services are rendered. We recognized revenue of $700,592 from the technology services we provided to FMP for its smart campus project in 2017. Services we provided included setting up the required hardware device and facilities such as digital portal, electronic blackboards, smartboards, projectors, LED display panels, high definition classroom audio and sound system, as well as data management software that could be linked together to bring the contracted digital classroom project to completion, which passed the inspection and was accepted by FMP. Therefore, our smart campus solutions revenue in 2017 was primarily generated from completion of the above-described digital classroom project for FMP. In 2018, we recognized more revenue from our FMP smart campus project. We upgraded the experiment centers for FMP’s business school and completed the big data center project through bundling of data management software with hardware facilities and device. We also bundled the data management software. These services were completed, passed inspection and were accepted by FMP. FMP put these facilities into use by November 2018. As a result, we recognized $1,670,450 revenue in 2018 from FMP smart campus projects.

In addition to the smart campus project with FMP, we were also involved with a campus server rooms upgrade project for Strait College of Minjiang University in 2017, and generated revenue of $215,642. We also provided smart campus solution consulting services to Capital Normal University, Beijing University of Chinese Medicine and University of International Business and Economics in 2018 and generated revenue of $84,574, $38,365 and $27,585, respectively. The increase in our exposure and cooperation with more academic institutions on smart campus-related projects also helped us increase our revenue in 2018 as compared to 2017.

Cost of Revenues

	For the years ended December 31,
	2018	2017	Changes	%

Teacher salary, welfare benefit and insurance	$877,292	$801,909	$75,383	9.4%
Textbook and course materials	19,490	46,532	(27,042)	-58.1%
Travel, meals and entertainment expense relating to teaching activities	34,040	38,633	(4,593)	-11.9%
Apartment rent expense for teachers	145,225	109,106	36,119	33.1%
Hardware and software application costs for “smart campus” projects	1,249,445	774,347	475,098	61.4%
Professional fees for course design, teacher training	331,222	340,626	(9,404)	-2.8%
Business tax	31,776	29,063	2,713	9.3%
Others	13,807	21,106	(7,299)	-34.6%
Total cost of revenue	$2,702,297	$2,161,322	$540,975	25.0%

Our cost of revenues consists of salary, welfare and insurance costs for our faculty, rent expense for foreign faculty, textbook and course materials costs, travel, meals and entertainment expenses associated with teaching activities, consulting fees paid to third-parties for course design and teacher training, hardware parts and components purchase costs as well as labor costs incurred to undertake the software application customization for the smart campus projects, and business taxes. Our overall cost of revenue increased by $540,975 or 25.0% from $2,161,322 in fiscal year 2017 to $2,702,297 in fiscal year 2018, primarily due to increased hardware and software costs associated with the smart campus projects of $475,098, increased rent expense of $36,119 because we leased larger office space in 2018 in order to meet our expanded business operation, and increased salary, welfare and insurance costs for teachers and faculty by $75,382 because we hired more qualified teachers to provide one-on-one tutoring to the students for our overseas studying consulting services. Our cost of revenue accounted for 56.2% and 55.6% of our total revenue for the years ended December 31, 2018 and 2017, respectively.

Our cost of revenue by business segment is as follows:

	For the years ended December 31,
	2018	2017	Changes	%

Cost associated with Sino-foreign Jointly Managed Academic Programs	$1,155,854	$1,175,646	$(19,792)	-1.7%
Cost associated with Overseas Study Consulting Services	64,321	49,765	14,556	29.2%
Cost associated with Technological Consulting Services for Smart Campus related	1,462,435	889,379	573,056	64.4%
Cost associated with textbooks and course materials sales	19,687	46,532	(26,845)	-57.7%
Total cost of revenue	$2,702,297	$2,161,322	$540,975	25.0%

Cost of revenues associated with Sino-foreign Jointly Managed Academic Programs decreased by $19,792 or 1.7% from $1,175,646 in fiscal year 2017 to $1,155,854 in fiscal year 2018, primarily due to decreased costs associated with faculty involvement as the total number of students enrolled under the Sino-foreign joint education programs decreased from 2,877 students in fiscal year 2017 to 2,389 students in fiscal year 2018.

Cost of revenues associated with Overseas Studying Consulting Services increased by $14,556 or 29.2%, from $49,765 in fiscal year 2017 to $64,321 in fiscal year 2018. We launched the study abroad consulting services in April 2017 and only provided consulting services to 7 students in fiscal year 2017, as compared to 49 students served in 2018. As a result, we incurred higher costs in fiscal year 2018 as we placed greater emphasis on student coaching efforts to help prepare students for school selection, school applications, language training, and visa applications.

Cost of revenues associated with Technological Consulting Services for Smart Campus Solutions increased by $573,056 or 64.4%, from $889,379 in fiscal year 2017 to $1,462,435 in fiscal year 2018. This increase was in line with the increased revenue we recognized in 2018. In 2017, we entered into a contract with FMP to help FMP implement a comprehensive solution for its smart campus project, which includes a big data center, digital classrooms, and an experience-based simulation teaching center for its business school. We completed part of the hardware facility installation in 2017 and completed all of the remaining hardware and software projects by November 2018, all of which have passed inspection and were accepted by FMP. As a result, more hardware components purchase costs and installation related labor costs have been allocated in 2018 as compared to 2017. In addition to the FMP smart campus projects, in 2018, we also provided smart campus solution consulting services to Capital Normal University, Beijing University of Chinese Medicine and University of International Business and Economics. The increase in our revenues corresponds to the increased cost of revenues associated with these smart campus projects in 2018 as compared to fiscal year 2017.

Cost of revenue associated with textbook and course material sales decreased by $26,845 or 57.7% from $46,532 in fiscal year 2017 to $19,687 in fiscal year 2018. The decrease was in line with a decrease in number of textbooks and course materials delivered, which resulted from a decrease in the number of students enrolled under the Sino-foreign jointly managed and delivered academic programs.

Gross profit

	For the years ended December 31,
	2018		2017		Changes
	Amount	%	Amount	%	Amount	%
Gross profit from Sino-foreign Jointly Managed Academic Programs	$1,254,927	52.1%	$1,645,956	58.3%	$(391,029)	-6.2%
Gross profit from textbook and course material sales	10,030	33.8%	5,813	11.1%	4,217	22.7%
Gross profit from Overseas Study Consulting Services	483,200	88.3%	11,182	18.3%	472,018	70.0%
Gross profit from Technological Consulting Services for Smart Campus	358,539	19.7%	61,613	6.5%	296,926	13.2%
Total	$2,106,696	43.8%	$1,724,564	44.4%	$382,132	-0.6%

Our overall gross profit increased by $382,132 or 22.2% from $1,724,564 in fiscal year 2017 to $2,106,696 in fiscal year 2018, while gross profit margin decreased by 0.6% from 44.4% in fiscal year 2017 to 43.8% in fiscal year 2018.

Our gross profit associated with Sino-foreign Jointly Managed Academic Programs decreased by $391,029, from $1,645,956 in fiscal year 2017 to $1,254,927 in fiscal year 2018, because tuition we received under the joint education programs decreased by $410,821 when the total number of students enrolled under these programs decreased by 488 from 2,877 students in 2017 to 2,389 students in 2018. Although this decrease in the number of students led to a decreased associated cost of revenue by $19,792 when we reduced the faculty involvement, we still carried higher overhead costs, such as rent expense, teaching and supporting related costs in order to keep the joint education programs running, irrespective of how many students were left within each joint education program. Our gross margin associated with such joint education programs also decreased by 6.2% from 58.3% in fiscal year 2017 to 52.1% in fiscal year 2018.

Our gross profit associated with sales of textbook and course material increased by $4,218, from $5,813 in fiscal year 2017 to $10,030 in fiscal year 2018, because the cost of revenues associated with our textbook sales was $46,532 in 2017, as compared to $19,687 in 2018. The higher costs of revenue of $26,845 in 2017 can be attributed to higher textbook printing costs in 2017 than in 2018. As a result, gross profit associated with the textbook sales in 2017 was lower than that of 2018.

Our gross profit associated with Overseas Study Consulting Services increased by $472,018, from $11,182 in fiscal year 2017 to $483,200 in fiscal year 2018, due to increased recognized revenue of $486,574 when the number of students subscribed to our study abroad consulting services increased from seven students in 2017 to 49 students in 2018. Gross profit margin in this segment increased by 70.0% from 18.3% in fiscal year 2017 to 88.3% in fiscal year 2018 because we assisted more students pursuing art majors, for whom we charged higher service fees than we normally charge to students pursuing other majors with international academic institutions.

Our gross profit associated with Technological Consulting Services for Smart Campus Solutions increased by $296,926, from $61,613 in fiscal year 2017 to $358,539 in fiscal year 2018. The smart campus projects normally leverage hardware such as sensors, internet of things devices such as digital portals, electronic blackboards, smartboards, projectors, LED display panels, high definition classroom audio and sound systems and other lab-based equipment, together with data management applications, to create total solutions for targeted Chinese universities. In order to complete each individual project, we need to purchase parts and hardware components from outside vendors, to be used in conjunction with our data management software or other solutions. Our profit margin is affected by the fluctuation of the purchase price of the applicable hardware, purchase channels, and the price we paid to laborers in the installation process. Additionally, our engagement under each contract may include different tasks and jobs, some of them only require limited hardware purchase and put more focus on the software side, while others may require more hardware components to be included. Normally, software components have higher margin than hardware components. All of these factors impact our gross margin for each reporting period. Our gross margin in fiscal year 2018 was higher than in fiscal year 2017, because the 2017 smart campus projects with FMP primarily related to 40 digital classrooms, which required more hardware components (such as digital portal, electronic blackboards, smartboards, projectors, LED display panels, high definition classroom audio and sound system) purchase. In addition, the 2017 smart campus project with Strait College of Minjiang University primarily related to server rooms upgrade, which also required more hardware components purchased from external third-party suppliers. As more purchased hardware components instead of software components were used in these smart campus projects, our gross margin in 2017 was only 6.5%. In 2018, our smart campus project with FMP primarily consisted of upgrades of experiment centers for the business school and completion of the big data center through bundling of data management software with hardware facilities and device. Additionally, we gradually reduced hardware components for FMP and focused more on FMP’s software and application, as well as maintenance and technical support. In addition, our other smart campus projects, i.e., projects with Capital Normal University, Beijing University of Chinese Medicine and University of International Business and Economics were all focused on higher-margin campus data management system upgrades, and as a result, our gross profit margin in 2018 from smart campus projects reached 19.7%.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended December 31, 2018 and 2017

	For the years ended December 31,				Change
	2018	%	2017	%	Amount	%
Selling expenses	$704,060	54.9%	$541,424	57.0%	$162,636	30.0%
General and administrative expenses	579,500	45.1%	408,762	43.0%	170,738	41.8%
Total operating expenses	$1,283,560	100.0%	$950,186	100.0%	$333,374	35.1%

Selling expenses

Our selling expenses primarily include expenses incurred for various sales activities, advertisings, payroll expense paid to our sales and marketing personnel as well as shipping and delivery expenses. Selling expenses increased by $162,636 or 30.0% from $541,424 in 2017 to $704,060 in 2018. This increase in selling expenses can be attributed primarily due to an increase in our brand advertising expenses by $19,469, an increase in salary and employee welfare benefit expenses by $117,907 resulting from our hiring of additional sales and marketing personnel to promote our business, an increase of entertainment expenses associated with sales activities by $16,657, and an increase of business travel and transportation expenses by $22,781 for marketing and promotion activities. As a percentage of revenues, our selling expenses accounted for 14.6% and 13.9% of our total revenue for the years ended December 31, 2018 and 2017, respectively. The increase in selling expenses is consistent with the increase of revenues. We expect that our overall sales and marketing expenses, including but not limited to, advertising expenses, brand promotion expenses and salaries, will continue to increase in the foreseeable future if our business further grows.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and professional service expenses. General and administrative expenses increased by $170,738 or 41.8% from $408,762 in 2017 to $579,500 in 2018, primarily due to an increase in salaries, welfare expenses and insurance expenses by $74,926, when we hired more administrative employees and expanded our management team to meet the business growth demand, an increase of professional consulting fees by $82,473 and increased property management fees by $10,124. As a percentage of revenues, general and administrative expenses were 12.1% and 10.5% of our revenue in 2018 and 2017, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as our business further grows. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company upon the completion of this offering.

Interest Income

Our interest income increased by $18,183 or 25.7%, from $70,743 in 2017 to $88,926 in 2018. On March 17, 2017, we advanced a $1,997,726 (RMB 13 million) interest bearing short-term loan to a third party Jinjiang Hengfeng Trading Co., Ltd. (“Hengfeng”) as working capital, with interest rate of 4.8% per annum and a maturity date of September 19, 2017. Immediately before the maturity date, on September 5, 2017, the Company and Hengfeng signed a supplemental agreement to extend the maturity date to December 19, 2018 with adjusted interest rate of 5% per annum. The loan was guaranteed by a third party Fujian Rongde Cotton Spinning Co., Ltd. As a result of the interest rate adjustment in 2018, we reported higher interest income on the third-party loan in 2018 as compared to 2017.

Other Income

Our other income primarily includes government subsidies in the form of immediate refund of the levied VAT tax back to us, as an incentive to encourage education service provider like us to expand the business. Total government subsidy amounted to $177,160 and $158,625 for the years ended December 31, 2018 and 2017, respectively. In addition, we used cash to buy bank financial product and generated short-term investment income of $3,500 and $29,747 for the years ended December 31, 2018 and 2017. As a result, total other income was $180,191 in 2018 and $187,794 in 2017.

Provision for Income Taxes

Our provision for income taxes was $167,813 in 2018, an increase of $9,704 from $158,109 in 2017 due to our increased taxable income. The principal business of our subsidiary, China Liberal Beijing, is performed in the PRC, and is therefore subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. As a High and New Technology Enterprises (“HNTEs”), China Liberal Beijing is entitled to a reduced income tax rate of 15% instead of 25%, beginning December 2016, which is valid for three years. Accordingly, our income taxes provision for fiscal 2018 and 2017 were reported at a reduced rate of 15% as a result of China Liberal Beijing being approved as a HNTE. The impact of the tax holidays noted above decreased foreign taxes by $105,864 and $100,549 for the years ended December 31, 2018 and 2017, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $105.9 and $100.5 for the years ended December 31, 2018 and 2017, respectively.

Net Income

As a result of the foregoing, we reported a net income of $924,440 for the fiscal year ended December 31, 2018, representing a $49,634 increase from a net income of $874,806 for the fiscal year ended December 31, 2017.

Net income attributable to non-controlling interest

Non-controlling interests represent five minority shareholders’ 8.8228% ownership interest in our major operating subsidiary China Liberal Beijing. In December 2017, five minority shareholders contributed an aggregate of RMB 2,952,206 (approximately $453,669) cash into China Liberal Beijing, for an aggregate of 8.8228% ownership interest. Net income attributable to non-controlling interest increased by $75,979 for fiscal year 2018 as compared to fiscal year 2017, because five individual minority shareholders completed the cash injection and registration in December 2017 and only a small portion of our fiscal year 2017 net income was allocated to non-controlling shareholders in 2017. However, we allocated more net income to non-controlling shareholders in fiscal year 2018 because these minority shareholders still held the ownership interest in China Liberal Beijing as of December 31, 2018.

Net income attributable to the Company

As a result of the above, net income attributable to the Company decreased by $26,345, or 3.0%, from $869,006 in fiscal year 2017 to $842,661 in fiscal year 2018.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flow from operations and working capital loans from our major shareholders, when necessary. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

As of December 31, 2018, we had $2,077,166 in cash on hand as compared to $7,970 as of December 31, 2017. We also had $833,174 in accounts receivable for consulting services rendered, including $346,332 in accounts receivable from overseas study consulting services, $486,842 in tuition receivable from Sino-foreign Jointly Managed Academic Programs.

	December 31, 2018	December 31, 2017
Accounts receivable- Overseas Study Consulting Services	$346,332	$-
Accounts receivable- Sino-foreign Jointly Managed Academic Programs	486,842	632,724
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$833,174	$632,724

Most of our accounts receivable as of December 31, 2018 and 2017 were aged less than 3 months.  Between January and March 2019, we have fully collected the December 31, 2018 accounts receivable balances of $486,842 associated with Sino-foreign Jointly Managed Academic Programs and $346,332 associated with our overseas study consulting services.

As of December 31, 2018, we also had outstanding contract receivable of $2,577,423 derived from providing smart campus technological consulting services to FMP:

	December 31, 2018	December 31, 2017
Contract receivable- “Smart Campus” related technological consulting services	$2,425,779	$845,050
Contract receivable- “Smart campus” project maintenance and technical support fee	151,644	-
Less: allowance for doubtful accounts	-	-
Total contract receivable, net	2,577,423	845,050
Less: current portion of contract receivable	960,237	160,270
Contract receivable, non-current	$1,617,186	$684,780

For contract receivable associated with smart campus technological consulting services, our contract with FMP for providing smart campus solution related technological consulting services has the following payment schedule:

Payment term	RMB	USD
2019	5,561,180	$808,593
2020	5,561,180	808,593
2021	5,561,180	808,593
Total	16,683,540	$2,425,779

Based on the above schedule, as of December 31, 2018, $808,593 contract receivable aged above 1 year was scheduled to be settled by FMP within 2019. Subsequently in April 2019, FMP made a payment of RMB 2 million (USD $290,799) to us as part of the 2019 payment and we expect to collect the remaining $517,794 from FMP by October 2019.

We believe the contract receivable related to smart campus projects are fully collectible based on the payment terms and based on our continuing cooperation with our partner Chinese universities. The collection of our accounts and contract receivable will make cash available use in our operation as working capital, if necessary.

As of December 31, 2018, we also had deferred revenue of  $149,560 derived from customer deposits for consulting services. Such amounts will be recognized as revenue as our consulting services are rendered.

As of December 31, 2018, we had positive working capital of  $3,533,188. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

We believe that our current cash and cash flows provided by operating activities, loans from our principal shareholders, and the estimated net proceeds from this offering will be sufficient to meet our working capital needs in the next 12 months from the date the audited financial statements were issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate our growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to other sources, such as raising additional capital by issuing shares of stock, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2018	2017
Net cash provided by (used in) operating activities	$261,816	$(3,715,193)
Net cash provided by investing activities	1,881,329	2,833,955
Net cash provided by financing activities	8,094	455,249
Effect of exchange rate change on cash	(82,043)	(4,738)
Net increase (decrease) in cash	2,069,196	(430,727)
Cash, beginning of year	7,970	438,697
Cash, end of year	$2,077,166	$7,970

Operating Activities

Net cash provided by operating activities was approximately $261,816 in 2018, primarily consisted of the following:

●	Net income of $924,440 for the year;

●

An increase in accounts receivable of $243,769 because we provided increased overseas study consulting services to students and we had portion of tuition receivable from Sino-foreign Jointly Managed Academic Programs not collected back as of the balance sheet date. We fully collected our December 31, 2018 outstanding accounts receivable during the period of January to March 2019.

●

An increase in contract receivable of $1,848,073 because we provided technological consulting services to FMP for “smart campus” solutions, these amounts represent services rendered, billed but not received as of the balance sheet date. Based on our contract payment term with FMP, these outstanding contract receivable will be paid in three installment payment during 2019 to 2021. Subsequently in January 2019, we received $151,644 smart campus project maintenance support fee from FMP for our maintenance support services rendered in 2018. In addition, As of December 31, 2018, $808,593 contract receivable aged above 1 year was scheduled to be settled by FMP within 2019. Subsequently in April 2019, FMP made a payment of RMB 2 million (USD $290,799) to us as part of the 2019 payment and we expect to collect the remaining $517,794 from FMP by October 2019.

●	A decrease in advance to suppliers by $1,484,014 because in 2017 we made advance payments to suppliers for purchase of materials and equipment to be used in the smart campus projects and we received the purchase in 2018;

●	An increase of prepaid expenses and other current assets by $130,282 due to increased temporary cash advance to sales and marketing employees to expand our business, these amount were not reimbursed as of the balance sheet date and will be reimbursed in subsequent accounting period; and increased interest receivable on third party loan receivable when the interest rate was adjusted from original 4.8% per annum in 2017 to 5% per annum in 2018; and

●	An increase in taxes payable by $78,988 due to increased taxable income for 2018.

Net cash used in operating activities was approximately $3,715,193 in 2017, primarily consisted of:

●	Net income of $874,806 for the year; offset by

●

An increase in accounts receivable of $552,457 because we had portion of tuition receivable from Sino-foreign Jointly Managed Academic Programs not collected back as of the balance sheet date. We fully collected our December 31, 2017 outstanding accounts receivable during the period of January to February 2018.

●	An increase in contract receivable of $813,737 because we started to provide technological consulting services to FMP for “smart campus” solutions in 2017, these amounts represent services rendered, billed but not received as of the balance sheet date. We completed the digital classroom projects for FMP in 2017 and accordingly recognized revenue when such services were completed, passed inspection and were accepted by FMP.

●	An increase in advance to suppliers by $1,471,166 because we made advance payments to suppliers for purchase of materials and equipment to be used in the smart campus projects;

●	A decrease in deferred revenue by $1,847,265 when previously received tuition payments from the Sino-foreign Jointly Managed Academic Programs have been recognized as revenue when revenue recognition criteria have been met.

Investing Activities

Net cash provided by investing activities amounted to $1,881,329 for the year ended December 31, 2018, primarily consist of:

●	Purchase of property and equipment of $83,515 and

●	A collection of third-party loan receivables by $1,964,844. On March 17, 2017, we advanced an interest-bearing short-term loan in the amount of $1,964,844 (RMB 13 million) to an unrelated third party, Jinjiang Hengfeng Trading Co., Ltd. (“Hengfeng”), as working capital, bearing an interest rate of 4.8% per annum with a maturity date of September 19, 2017. Immediate before the maturity date, on September 5, 2017, the Company and Hengfeng signed a supplemental agreement to extend the maturity date to December 19, 2018 with an adjusted interest rate of 5% per annum. The loan was guaranteed by another non-related third party Fujian Rongde Cotton Spinning Co., Ltd.

Net cash provided by investing activities amounted to $2,833,955 for the year ended December 31, 2017, primarily consisting of:

●	Purchase of property and equipment of $9,353;

●	An increase in loan receivable by $1,923,703 because, on March 17, 2017, we advanced an RMB 13 million interest bearing short-term loan to a non-related third party, Jinjiang Hengfeng Trading Co., Ltd.(“Hengfeng”), as working capital, bearing interest rate of 4.8% per annum with maturity date on September 19, 2017.

●	At the same time, we collected back a short-term interest bearing loan of $443,931 (RMB 3 million) that we advanced to another non-related third-party individual in 2016 at interest rate of 4.35% per annum.

●	In addition, in late 2016, we planned to expand our business into the kindergarten education sector and made an investment deposit of RMB 11.2 million with third-party Haixi Baby Early Childhood Education Center (“Haixi”) in an attempt to acquire Haixi after the due diligence is completed. The intended acquisition was terminated in early 2017 and the investment deposit of RMB 11.2 million (USD $1,659,491) was refunded back to us in 2017;

●	Furthermore, in 2016, we used cash of RMB18 million (equivalent to $2,663,589) to purchase a wealth management product from China Bank of Communication for 180 days in order to earn interest income at 4.8% interest rate per annum. This short-term investment was collected back upon maturity in 2017.

Financing Activities

Net cash provided by financing activities amounted to $8,094 for the year ended December 31, 2018 and primarily consist of borrowings from related parties as working capital. Such borrowing are non-interest bearing and due on demand.

Net cash provided by financing activities amounted to $455,249 for the year ended December 31, 2017, primarily consisting $453,669 capital contribution by five minority shareholders. In 2017, five individual shareholders contributed an aggregate of RMB2.95 million (approximately $453,669) into our main operating subsidiary China Liberal Beijing for an 8.8228% ownership interest and such amount was used to increase the paid-in capital of China Liberal Beijing. In addition, we also borrowed $1,580 from related parties as working capital.

Contractual obligations

Our main operating subsidiary China Liberal Beijing leases office spaces for its headquarter office and local branches under non-cancelable operating lease agreements with various expiration dates between 2019 and 2022. Rent expense for the years ended December 31, 2018 and 2017 was $271,585 and $229,525, respectively.

As of December 31, 2018, our obligation under the operating leases for minimum rentals is as follows:

For the Twelve Months Ended December 31,
2019	$305,808
2020	282,364
2021	277,078
2022	110,466
$975,716

Trend Information

Other than as disclosed elsewhere in this registration statement, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2018.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality affects our business or the results of our operations to some extent. We have experienced, and expect to continue to experience, seasonal fluctuations in our operations, primarily due to seasonal changes in student enrollments. Historically, our one-on-one consulting services tend to have the largest student enrollments in our third and fourth fiscal quarters, which run from July 1 to December 31 of each year, primarily because many students enroll in our courses to prepare for admissions and assessment tests in subsequent school terms, and the Sino-foreign joint programs typically make payments to us for our language training courses in October or November based on their student enrollments in the fall.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable, advances to suppliers, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, advances to suppliers, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

Accounts and contract receivable, net

Accounts and contract receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2018 and 2017, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

Our contract receivable represents balance derived from technological consulting services for “smart campus” solutions provided to Chinese university Fuzhou Melbourne Polytechnic (“FMP’), when the projects under the contract have been completed and accepted by FMP, but the balance has not been past due based on the contracted payment schedule. We offer longer credit terms to FMP for the purpose of maintaining long-term relationship. In addition to the “smart campus” solutions related services provided to FMP, we also have Sino-foreign Jointly Managed Academic Programs services with FMP since 2011. We had not incurred any bad debts with FMP in the past, and accordingly considers the contract receivable fully collectible. Thus, there was no allowance recorded on such outstanding contract receivable for the years ended December 31, 2018 and 2017.

Revenue recognition

The Company’s revenue is recognized when persuasive evidence that an arrangement exists, delivery of services or products has occurred, the selling price is fixed or determinable and the collection is reasonably assured. Revenue is reported net of all value added taxes (“VAT”).

The primary sources of the Company’s revenue are as follows:

Sino-foreign Jointly Managed Academic Programs

We recommend and coordinate the forging of partnerships between reputable accredited international universities/colleges and Chinese host universities/colleges to establish international education programs at diploma or undergraduate degree levels. Chinese host universities/colleges then utilize their existing administration ability, campus classrooms and facilities to recruit Chinese students into such programs. We also select and recommend for recruitment qualified foreign faculty to teach major-specific courses at selected Chinese host universities/colleges and bears all faculty related costs. We provide continuing support to foreign faculty, develop and deliver major course content and materials to ensure the teaching quality meeting international standards, and help optimize students’ learning outcomes and help prepare them for overseas educations and assist in obtaining course credit conversion in the event that any student decides to pursue further study overseas. We actively support and interact with enrolled students throughout their programs to ensure successful program completion. As a result of performing the above mentioned services, we are entitled to receive 30% to 50% of such student tuitions, which are first collected by the Chinese host universities/colleges from enrolled students at the beginning of each academic school year, and then remitted to us.

With respect to Sino-foreign Jointly Managed Academic Programs, the Company is not involved in recruiting students, collecting tuition or refunding tuition when students dropout, all of which are handled by the host universities/ colleges. The host universities/ colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. The Company’s contracts with Chinese host universities/colleges provide that (1) the host universities/ colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to the Company after the student headcounts have been finalized, and (2) the portion of tuition fee that the Company is entitled to receive is calculated based on the final actual number of students retained with the universities/colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities/ colleges before the Company receives its portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, the Company initially accrues the estimated refund based on an historical 1% student dropout rate, and makes subsequent true-up adjustments after the final number of students retained with the host universities/colleges is determined. Such adjustments were immaterial for the years ended December 31, 2018 and 2017.

The Company’s contracts with Chinese host universities/colleges provide that foreign teachers assigned by the Company should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities/ colleges have the right to withhold the Company’s portion of the tuition if the Company does not take corrective action when the Company’s service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by the Company. The Company maintains active communications with the host universities/ colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved on in a timely manner so as to achieve satisfactory long-term cooperation with the host universities/ colleges. There were no complaints received from the host universities/ colleges with respect to the Company’s services for the years ended December 31, 2018 and 2017 which required material adjustment to the amount of fees received by the Company.

The portion of tuition fees we receive are initially recorded as deferred revenue and recognized ratably over the applicable academic year as our teaching, management and supporting services are incurred over the whole academic school year.

Sales of textbooks and course materials

In order to ensure the quality of the course content to meet international standards, we have developed and edited more than 16 English textbooks and course materials with emphasis on language training, and sells these textbooks and course materials to students enrolled under the Sino-foreign Jointly Managed Academic Programs.

Revenue from sales of textbooks and related course materials is recognized upon delivery of textbooks and course materials, which is when the risks and titles are transferred.

Overseas Study Consulting Services

Our overseas study consulting services target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array employment possibilities. Our overseas study consulting services are typically performed one a one-on-one basis lasting between four to six months. We provide school and university information to help students to make informed decisions about which institution and major to choose, help them prepare for the school application and admission, provides study plans, language training and test preparation courses to help students to improve their foreign language abilities and help them achieve higher scores in international admission and assessment tests. We also help students with their visa applications and paperwork, and offer overseas extended services such as finding accommodation and travel assistance. In connection with these services, we collect an up-front fee based on the scope of consulting services requested by the student. 90% of the consulting fee is non-refundable and is recognized ratably as revenue over the service period, while 10% of the consulting fee is refundable and is deferred and recognized as revenue when students are successfully admitted by foreign institution and student visas are granted.

Technological Consulting Services for Smart Campus Solutions

Under the concept of “creating smart campuses”, our technological consulting services utilize the advanced information technology such as cloud computing, mobile internet, artificial intelligence and big data analytics to provide total solutions to targeted Chinese universities/colleges in order to integrate and improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. Our “smart campus” related technological consulting service contracts are primarily on a fixed-price basis. These contracts typically require us to perform services including project planning, project solutions and design, data management application customization, installation of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of the hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of the services, project completion inspection and customer acceptance are generally required. In the same contract, it may also include provision that require us to provide post-contract maintenance support for a period ranging from several months to three years after customized “smart campus” solutions and services are delivered.

We evaluate “smart campus” solution service contracts and determine whether these contracts contain multiple deliverable arrangements. An arrangement is separated, if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element (s) and (3) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element (s) is (are) considered probable and substantially in the control of us. If all three criteria are fulfilled, appropriate revenue recognition convention is then applied to each separate unit of accounting. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. We determine “smart campus” solution and application customization service, installations of hardware and software components, and post-contract continuous maintenance support, as separated deliverables in same fixed-fee contract, because our promise to transfer each of these services is separately identifiable from other promises in the contract. We allocate contract revenue to the identified separate units based on their relative fair value.

Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions. Revenue allocated to technological consulting services for “smart campus” solution is recognized upon completion of each unit of service. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

Income Tax

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2018 and 2017. All of the tax returns of the Company remain subject to examination by the tax authorities for three years from the date of filing.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods). In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard.

As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods within annual reporting period beginning after December 15, 2019.

We adopted ASC 606 on January 1, 2019, using the modified retrospective method. We have completed the assessment of the impact of this new guidance by reviewing our existing customer contracts and current accounting policies and practices to identify differences that might result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, we concluded that there was no change to the timing and pattern of revenue recognition for our current revenue streams in scope of Topic 606. The adoption of Topic 606 did not result in a cumulative catch-up adjustment to our opening balance sheets of retained earnings at the effective date and therefore there were no material changes to our consolidated financial statements. Our future financial statements will include additional disclosures as required by Topic 606.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. The guidance will be effective in fiscal year 2020, with early adoption permitted, and must be applied using a modified retrospective approach. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” As an emerging growth company, we will adopt this guidance effective January 1, 2020. We do not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on our consolidated financial statements.

In February 2018, the FASB has issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. We do not believe this guidance will have a material impact on our consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017, and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. We do not expect this guidance will have a material impact on our consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. We do not expect this guidance will have a material impact on our consolidated financial statements.

INDUSTRY

All the information and data presented in this section have been derived from Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (“Frost & Sullivan”)’s industry report dated April 2019 entitled “The PRC Sino-Foreign Joint Programs, Study Aboard Consulting and Training Services, Smart Campus Solutions and School-Enterprise Cooperation Services Industry Independent Market Research” (the “Frost & Sullivan Report”), unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT IN THE PRC

Nominal GDP per Capital

According to the International Monetary Fund, from 2014 to 2018, nominal GDP per capita in the PRC rose from USD7,701.7 in 2014 to USD9,608.4 in 2018, representing a CAGR of approximately 5.7%. The growth in nominal GDP per capita has largely stimulated the development of the overseas education market in the PRC from 2014 to 2018.

Source: International Monetary Fund, Frost & Sullivan Report

Per Capita Disposable Income of Urban Residents in the PRC

According to the National Bureau of Statistic of the PRC, the per capita disposable income of urban residents in the PRC increased from USD 4,305.1 in 2014 to US$5,858.4 in 2018, representing a CAGR of 8%. In line with the trend of nominal GDP, the disposable income of urban residents in the PRC increased from 2013-2018, as there was a rise in overall household spending capabilities due the blooming economy.

Source: National Bureau of Statistic of China

Note: The GDP per capita is converted to USD at RMB/USD of 6.7

Number of Students in Secondary and Higher Education Institutions

According to the Ministry of Education of the PRC, the total number of students in secondary education institutions was relatively stable at a CAGR of approximately 0.1%, from 85.5 million students in 2014 to 85.8 million students in 2018. Benefiting from the rapid growth of the PRC economy and the increasing demand for higher education, the total number of students in higher education institutions increased from 35.6 million students in 2014 to 38.3 million students in 2018, representing a CAGR of approximately 1.9% during the period.

Source: Ministry of Education of the PRC, Frost & Sullivan Report

Number of PRC Students Studying Abroad

Source: National Bureau of Statistics of the PRC, Frost & Sullivan Report

The growing economy has contributed to the emergence of middle-class families in the PRC and their increasing desire to send their children abroad for higher education and international experiences. According to the National Bureau of Statistics of China, from 2014 to 2018, the total number of students from the PRC studying abroad rose from 459.8 thousand to 631.0 thousand, at a CAGR of approximately 8.2% during the period.

Majors among PRC Students Studying Abroad

With the process of globalization, the rapid growth of the global economy and stable development of the labor market, business, economy and engineering have remained top areas of study for PRC students. According to the Frost & Sullivan Report, in 2018, engineering, business and economics programs were the most popular courses of study for PRC students studying abroad, accounting for 23.7%, 16.4% and 15.1% of the entire overseas Chinese students respectively. At the same time, 7.8%, 6.9%, and 6.3% of Chinese students studying abroad chose science, language, arts as their majors in 2018.

Source: Frost & Sullivan Report

OVERVIEW OF THE SINO-FOREIGN JOINTLY MANAGED ACADEMIC PROGRAMS MARKET

Introduction

Sino-foreign jointly managed academic programs refer to education programs offered by joint ventures of the PRC and foreign institutions. There is a large number of Sino-foreign programs in the PRC across all levels of education, primarily in undergraduate and postgraduate education, as well as diploma and non-degree higher education, and a small amount of senior secondary education programs. The Sino-foreign joint educational institutions in China usually provide various kinds of programs, including languages, and liberal arts, business. There are mainly three modes of Sino-foreign jointly managed academic programs in higher education:

Model of Sino-foreign jointly managed academic programs	Description
3+1 model	Students are required to spend their first three years of study in Sino-foreign jointly managed academic programs in the PRC, including language courses and major-related courses. After they finish the 3-year study period in the PRC and pass the English qualification test, students can be admitted to the foreign educational institution in the origin country that cooperated with the program.
2+2 model	Similar to 3+1 model, students in 2+2 models need to spend their first two years of study in a Sino-foreign jointly managed academic program in the PRC. After the 2-year study period, students who pass the language qualifications test can be admitted to the foreign educational institutions and continue their final 2-year study.
4+0 model	Unlike 3+1 and 2+2 models, students in 4+0 model have to finish their study within the PRC and will not study in the foreign schools. However, their syllabi and teaching materials are provided by foreign educational institutions.
Others model (2+1/2.5+1+1)	Like the 2+1 model, students have their two years in the PRC and one year in origin country; Students in 2.5+1+1 model have to complete their first two and a half years of language and major-related coursework within the PRC. After the 2.5-year study period, qualified students can be admitted to the foreign institution and study in the origin country of the foreign institution. Students completing their 1-year studies in the foreign country can receive bachelor’s degrees from the foreign institution and they can choose to continue their study for 1 more year to obtain a master’s degree in the foreign institution.

Generally, except in the 4+0 model, students can receive both diplomas from the Chinese universities/colleges and foreign institutions when they complete their studies. The institution in the PRC issues a graduation certificate and a degree certificate while the foreign institution issues a certificate to student.

Some Sino-foreign jointly managed academic programs cooperate with language training course providers to provide language training to students, such as English for academic purpose (EAP) programs to prepare students for IELTS or TOEFL. Other than English, the language training courses providers can provide other language courses to the schools, such as German, Italian and Japanese courses.

Market Size of Sino-foreign Jointly Managed Academic Programs in the PRC

The stable growth of the PRC’s economy has driven the rise of incomes and helped to improve the education level of its people. People have higher requirements for educational credentials and are more willing to invest in high-quality education for the next generation. Therefore, Sino-foreign jointly managed programs are getting more popular in the PRC and have seen stable growth since 2014. According to the Frost & Sullivan Report, the revenue of Sino-foreign jointly managed academic programs in the PRC increased from USD2.0 billion in 2014 to USD2.7 billion in 2018, representing a CAGR of 7.7%. Along with this increasing demand for high-quality education in the PRC market, the market for Sino-foreign jointly managed academic programs is expected to be USD3.9 billion in 2023, at a CAGR of 7.5% from 2019 to 2023.

Source: Frost & Sullivan Report

Note: The Market Size is converted to USD at RMB/USD of 6.7

Market Drivers and Trends

Demand for High-Quality Education - The educational institutions in the PRC have a problems with ensuring qualify, which is mainly attributable to urban and rural differences, as well as PRC government education policies. The schools in first tier cities, such as Beijing, Shanghai, Guangzhou and Shenzhen, usually have government support with more education funding and are able to provide higher quality education, such as higher quality teachers and teaching materials, than the schools in second and third tiers cities. For examples, higher education institutions designated in Project 985, Project 211, and Plan 111 that were announced by the PRC government have received more resources and support from the government. As household incomes are increasing in the PRC, PRC families are willing to pay more for better education for future generations, because they believe education can increase their children’s chances in a competitive society and help them build a better future. Sino-foreign joint programs are unlike normal domestic educational institutions in the PRC as they can provide teaching materials and study syllabi similar to those of foreign schools and are able to provide high level languages education in languages such as English, Italian, and Japanese. Students can experience high-quality foreign education in the PRC.

Rapid Economic Development and Competitive Environment in the PRC- As the national economy in the PRC has witnessed rapid development, the competition between people is getting more intense. To increase personal competitiveness in the PRC, PRC students have to achieve higher educational levels and acquire qualified academic credentials. Sino-foreign joint programs provide high-quality programs with syllabi and teaching materials from foreign educational institutions which allow local students to receive foreign education within the PRC. Moreover, educational credentials are becoming more important in the job market, as employers highly value candidates with good academic levels and certifications from prestigious PRC and foreign universities. Therefore, Sino-foreign jointly managed academic programs have become more popular under this competitive environment as they are able to provide better educational services and have more opportunities for students to study abroad or pursue exchange programs.

Diversified Disciplines and Majors - Sino-foreign jointly managed academic programs provide a broader selection of disciplines and majors for students compared to domestic universities in the PRC. Students attending such programs are able to receive higher quality educational services and increase their competitiveness in the PRC education market. Domestic universities in the PRC may not have the resources to provide some of the majors or are unable to reach the same quality as foreign universities, such physiotherapy, marine engineering, heritage preservation, etc. Therefore, more domestic educational institutions in China tend to cooperate with foreign educational institutions to provide various disciplines and majors to fulfill the needs of different students. Moreover, Sino-foreign jointly managed academic programs usually provide languages training to students, especially IELTS (International English Language Testing System) and TOELF (Test of English as Foreign Language) training. Other than English, some of the programs also provide language training depending on the origin country of foreign cooperators, such as Italian, Spanish, French, and Japanese.

Regulations for Sino foreign Jointly Managed Academic Program

The State Council has launched the Regulations of the PRC on Sino-foreign Cooperative Education《中華人民共和國中外合作辦學條例》since 1 March, 2003, which was later amended and became effective on 18 July, 2013. The Ministry of Education enforced the Implementing Measures for the Regulation of the PRC on Sino-foreign Cooperative Education《中華人民共和國中外合作辦學條例實施辦法》in 2004. These laws aim to regulate the establishment and operation of educational establishments in the PRC by joint venture of foreign educational institutions and local Chinese educational institutions which primarily seek to enroll Chinese students. The Sino-foreign joint ventures that apply to run Sino-foreign jointly managed academic programs are required to follow these regulations and ensure the quality of education they provide. For example, these regulations require the foreign teachers and administrators employed by the Sino-foreign joint institutions to possess a bachelor’s degree or above, have related occupational certificates, and have at least two years of work experience in education and teaching. Additionally, Sino-foreign joint ventures are not allowed to conduct compulsory education or education of certain fields, such as military, police and political education. Moreover, all Sino-foreign joint educational institutions need to be approved by the relevant government authorities and obtain Sino-foreign cooperative education licenses (中外合作辦學許可證).

Overview of Competitive Landscape of Sino-foreign Jointly Managed Academic Programs in the PRC

According to Ministry of Education of the PRC, as of June 2018, there were over 2,300 Sino-foreign joint institutions or programs in the PRC, of which nearly 1,100 of Sino-foreign joint institutions or programs were undergraduate level or above. The Sino-foreign Joint institutions and programs are distributed throughout the PRC geographically, expect certain remote areas, such as Tibet and Ningxia. The majority of Sino-foreign jointly managed academic programs are located in well-developed areas, especially in the coastal areas, first-tier cities and second-tier cities, such as Beijing, Shanghai, Jiangsu, Shandong, Zhejiang, and Guangdong, because these areas have better economic environments and higher incomes, as well as higher populations that have larger demand for Sino-foreign jointly managed academic programs.

OVERVIEW OF STUDY ABROAD CONSULTING AND TRAINING SERVICES MARKET

Definition

The PRC study abroad consulting and training services industry consists of any related study service products aimed at assisting PRC students who intend to study abroad. Study abroad consulting and training services intuitions are approved by an educational service organization cooperating with overseas higher education institutions, academic programs and other academic institutions, or to operate independently, to conduct study abroad consulting and training service to assist PRC students to study abroad. Such institutions consist of professional study abroad consulting institutions, comprehensive study service consulting agency service sector, online study consulting platforms and academic institutions.

PRC study abroad consulting and training service institutions provide study planning programs for PRC students who intend to study abroad. They prepare tailored study plans, assist students in preparing materials for application processes, prepare applicants for interviews with overseas institutions and schools, and provide consulting services for communications. These study plaining programs aim to help the PRC students have better understanding toward study life in foreign countries and provide assistances during the study abroad application process.

Market Size

According to the Frost & Sullivan Report, the continuing increase in disposable income per household provides income flexibility for parents to invest in higher quality education programs for their children. These households are primarily in tier 1 to 3 cities but lower tier cities are also experiencing a steady growth in their incomes as well. This growth in disposable income and wealth among cities will have a positive effect on expanding the number of students studying abroad and may increase the demand for overseas study abroad consulting services. The market size by revenue of the study abroad consulting and training services in the PRC increased from USD1.9 billion in 2013 to USD3.8 billion in 2018 and is expected to reach USD7.3 billion by 2023, at a CAGR of 13.5% from 2019.

Source: Frost & Sullivan Report

Note: The Market Size is converted to USD at RMB/USD of 6.7

Market Drivers and Trends

Economic development leads to more destination choices- The cost of studying abroad has become increasingly more affordable as the booming economy has allowed more parents and students to meet the high costs associated with overseas study, giving more Chinese students the opportunity to study abroad. These households were mostly found in tier 1 to 3 cities but lower tier cities were found to be steadily increasing their income. English-speaking countries, like the United States, United Kingdoms, Australia and Canada remain the top destinations to study abroad. Although the majority of students still choose these countries, the number of students who choose to study in non-English speaking countries has increased in recent years, especially to countries such as France, Germany, Italy, Japan and South Korea. This is primarily due to the rise in lower-tier cities and the overall affordability of non-English speaking countries, where the cost of tuition, educational programs, and living expenses are much lower than English speaking countries. In addition, instead of traditional English-speaking countries, emerging study abroad educational markets, such as Spain and Italy, have become increasingly attractive for students to study abroad in. At the same time, specific advantages of non-English regions, such as the industrial advantages of Germany and Japan, and Italy’s luxury goods and art industry, have become key considerations for attracting Chinese students to study abroad. According to the Frost & Sullivan Report, there were more students from the PRC studying in France, Italy, the South Korea, Japan and Germany in 2018 than in 2014.

Source: Frost & Sullivan Report

China’s Belt and Road Initiative- The Belt and Road Initiative is viewed as “the 21st-century Silk Road” connecting countries in Asia, Africa and Europe such as Malaysia, South Korea, Russia, etc. with the hopes of promoting the development of Asian, African and European countries along the route, regardless of economic, trade, politics, culture and so on. This has created broader horizons for students to experience and study in. Through studying in countries along the Belt and Road, students can accumulate valuable cultural knowledge, as well as experience the culture and political business environments of these countries, which is conducive to students’ future career development. With the Belt and Road countries becoming new growth points, according to the Ministry of Education of the PRC, in 2017, the number of students studying in the countries along the “Belt and Road” was 66,100, an increase of 15.7% over the previous year. The Belt and Road Initiative brings more choices to Chinese students and indirectly promotes the demand for study abroad consulting and training services market.

Change in student preferences- According to the Frost and Sullivan Report, there are also trends evident in the change of degree preferences by Chinese students. Engineering, business and economics have been the most popular degrees pursued by PRC students. However, more recently there is a rising trend in students choosing to follow their own academic preferences over parental preferences and what is traditionally expected of them. According to the Frost & Sullivan Report, the percentage of students from the PRC majoring in art, literature, languages and education have increased in 2018.

Source: Frost & Sullivan Report

OVERVIEW OF THE SMART CAMPUS SOLUTIONS MARKET

Introduction and Definition

A smart campus is a school campus that uses innovated technologies, information and communications technology (ICT) tools, Internet of Things (IoT) and digitalized equipment to increase the efficiency and productivity of schools.

The building of a smart campus consists of setting up both software and hardware. The service provider supplies customizable software as a service (SaaS) according to the school’s requirements, such as online e-learning systems, registrar administration systems, office automation systems, teaching resources systems, and human resources. The users of these systems include students, teachers and school management teams. The big data collected from the smart campus systems can provide analytics for schools to improve the efficiency.

Other than software, hardware is also a crucial part of a smart campus. The providers need to ensure the campus will have enough wireless access points (AP) and full Internet coverage to allow teachers and students access to the Internet at any time. Moreover, the building of smart classrooms is a key point of smart campus. Smart classrooms in smart campuses should have a multimedia system consisting of essential multi-media devices, such as computers and projectors. Additionally, recording systems, IoT systems, classroom cloud desktop and wireless network coverage are essential for a smart classroom. Other than classrooms, smart campus solutions can also be use in car parks, dormitories, canteens and different parts of a campus as the providers can provide different services according to the locations and users.

Market Size of Smart Campus Solutions in the PRC

According to the Frost & Sullivan Report, the rapid technology development combined with support from the government, such as the Ten Years Development Plan of Education Informatization (2011-2020) and the Main Working Points of Education Informatization in 2016, the smart campus solutions market has seen growth from 2014 to 2018. The market of smart campus solutions increased from USD4.4 billion to USD6.8 billion in 2018, representing a CAGR of 11.2%. With continued development and upgrade of the education industry in the PRC, more schools are expected to use smart campus solutions. According to the Frost and Sullivan Report, the smart campus solutions coverage in the PRC has increased from approximately 34% in 2016 to approximately 50% in 2018. Demand is expected to boost the market for smart campus solutions and will reach USD10.2 billion by 2023, at a CAGR of 8.5% from 2019 to 2023.

Source: Frost & Sullivan Report

Note: The Market Size is converted to USD at RMB/USD of 6.7.

Market Drivers and Trends

Supports from the PRC government- The PRC government has implemented policies to support the development of the education industry in the PRC, including the promotion of smart campus and education informatization. For example, the Ten Years Development Plan of Education Informatization (2011-2020) 《教育信息化十年發展規劃(2011-2020)》 released in 2012 by the Ministry of Education aimed to build up green, safe and civilized smart campuses by increasing internet coverage on campuses, safety information platforms, set up and usage of smart classrooms, and data management centers for teaching and research. The Ministry of Education announced The Main Working Points of Education Informatization 《教育信息化工作要點》 in 2016 targeted to achieve 95% internet coverage for primary school and middle schools in the country. With this support from the government and rapid technology development, the market of smart campus solutions is expected to have strong growth.

Increasing internet coverage and technology development- Under the stable growing trend of national economy and technology development in the PRC, the Internet coverage has been increased and more people can now have access to the Internet. According to the National Bureau of Statistics of China, there were about 772 million people with access to the Internet in the PRC in 2017. The Internet has rapidly become a part of people’s daily lives. According to the Frost & Sullivan Report, there will be over 1 billion people with access to the internet in the PRC by 2023. As a result, demand for smart campuses is expected to increase in the future.

Key Success Factors for Smart Campus Solutions

Ability to provide one-stop smart campus solutions- Smart campus is becoming popular in different level of schools and more schools are willing to invest in smart campus solutions. The ability to provide one-stop smart campus solutions is an important point when clients are choosing their providers. As most of the clients may not have comprehensive and professional knowledge about the software and hardware in smart campuses, the services providers with the ability to provide one-stop solutions, such as the set-up of smart classrooms, designing mobile apps and online platforms and set up of internet access points tend to have more competitive advantages. Moreover, due to the maturation of technology and expansion of the market, more companies are expected to participate in the smart campus solutions market. In order to compete with other participants, the ability to provide one-stop smart campus solutions and pricing strategy are critical to increasing competitiveness in the market.

Research and development of smart campus systems- The building of a smart campus requires various systems, such as different managing systems, human resources systems, multi-media systems, recording systems in smart classrooms and others online platforms for students and teachers. The development of these systems requires professional talents and investment in research and development. Smart campus solutions providers need to keep up with technology trends and develop suitable software for their systems. Moreover, the providers need to update the systems on a regular base to satisfy the need from customers and provide excellent user experiences.

OVERVIEW OF JOB READINESS TRAINING MARKET IN THE PRC

Introduction

School-enterprise cooperation is a popular theme among educational institutions including vocational schools and universities who are designing curriculum and courses for students based on the demand of enterprises, which is expected to boost the development of vocational education and university education and help enterprises to find competent employees. Enterprises are encouraged to participate in the operation and curriculum design of vocational schools and universities in the form of sole proprietorships or joint ventures, and grant more internship and/or full-time vacancies to students from these schools.

Major modes of school-enterprise cooperation in the PRC consist of education reform on classroom content and curriculum, teacher training, construction of practice facilities, job readiness training, innovation and entrepreneurship fund, and education reform on innovation and entrepreneurship.

Source: Frost & Sullivan Report

Job readiness training is one of the modes of School-enterprise cooperation, which refers to programs which prepare students for a specific job. Benefiting from the rapid development and supportive policies of school-enterprise cooperation, market participants in the PRC are offering job readiness training under the framework of school-enterprise cooperation. Different from traditional job readiness training, these training programs under school-enterprise cooperation are designed based on specific requirements and conditions of the enterprises and will help students to be better equipped to serve the enterprises at their respective job positions.

Market Size of Job Readiness Training Market

Major participants in the job readiness training market in the PRC include educational institutions, consulting service providers and enterprises. According to the Frost & Sullivan Report, from 2014 to 2018, total market size for job readiness training in the PRC rose from $5.5 billion in 2014 to $8.6 billion in 2018, representing a CAGR of approximately 11.5%. Stimulated by the issuance of Several Opinions of the General Office of the State Council of the PRC on Deepening Integration of Industries into Education (《国务院办公厅关于深化产教融合的若干意见》) and continuous support from Ministry of Education and National Development and Reform Commission of the PRC, overall market size of job readiness training is expected to grow at a CAGR of approximately 12.6% from $9.7 billion in 2019 to $15.5 billion by the end of 2023.

Note: Market size is converted into RMB at RMB/USD of 6.7.

Source: Frost & Sullivan Report

Market Drivers and Trends

Stimulus government policies – The development of school-enterprise cooperation and job readiness training in the PRC is largely driven by government policies and regulations. For example, in 2014 and 2015, the State Council of the PRC stated that vocational schools and universities should enhance their integration with enterprises in order to train qualified workers and improve the education system. Further, in 2017, the announcement of Several Opinions of the General Office of the State Council on Deepening Integration of Industries into Education (《国务院办公厅关于深化产教融合的若干意见》) has set the strategic development plan to encourage the cooperation between vocational schools and universities, and enterprises, with the aim to match higher education with the real demands of enterprises.

Rising demand for practical talent – Supported by the restructuring of various industries and the booming labor market in the PRC, the demand for technical and practical talents has been continuously increasing over the past five years. In order to satisfy higher requirements on talents, the development and implementation practical programs and job readiness trainings are needed to better cultivate practical talent, which is expected to boost the growth of job readiness training market in the PRC.

Fierce competition in job market – As the number of graduates rises, graduates in the PRC face slowing employment demand and fierce competition. Enterprises are looking for more experienced and practical talent who are better equipped to work at specific positions. Further, enhancing employability of their graduates being one of their major missions, it is crucial for educational institutions to cooperate with enterprises to attract funding, improve educational resources, enhance faculty development, and design better curriculum for students. This will contribute to the expansion of school-enterprise cooperation and job readiness training market.

Key Success Factors of Job Readiness Training Market

Stable cooperation with enterprises – The establishment and maintenance of long-term business relationships with enterprises is essential for market participants to ensure the continuous and stable operation of the programs.

Availability of qualified faculty – It is crucial for market participants to recruit and organize a team of qualified teaching staff, as qualified teachers are considered as the most important educational resource and will have a direct effect on the quality of the programs.

Sufficient student enrollment – Vocational schools and universities are the major sources of students enrolled in school-enterprise initiatives and job readiness training programs. It is important for market participants to maintain a stable relationship with educational institutions and have enough students to participate in their programs.

BUSINESS

Overview

We are an exempted company incorporated in the Cayman Islands on February 25, 2019. Through our operating company China Liberal Beijing, incorporated in the PRC on August 10, 2011, we are an educational service provider operating under the “China Liberal” brand in the PRC. Our mission is to provide China’s students with the tools to excel in a global environment. We strive to meet the needs of the ever growing number of young talents in China.

We provide a wide variety of educational services and products intended to address the needs of our partnering schools and our students:

●	Services provided under Sino-foreign jointly managed academic programs (“Sino-foreign Jointly Managed Academic Programs”), which services represent the core of our business;
●	Overseas study consulting services (“Overseas Study Consulting Services”);
●	Technological consulting services provided to targeted Chinese universities to improve campus information and data management systems and optimize teaching, operating and management environment, creating a “smart campus”; these consulting services include campus intranet solution buildout, school management software customization, smart devices (mainly Internet of things, or IoT devices, extending the Internet connectivity to physical devices) installation and testing, and school management data collection and analysis, all of which can be specifically are tailored to meet a client’s particular needs (“Technological Consulting Services for Smart Campus Solutions”); and
●	Tailored job readiness training to graduating students (“Integration of Enterprises and Vocational Education”), acting as the key bridge between our partner schools and employers, but we did not start generating revenue from this line of business until January 2019.

We also develop and provide textbooks and other course materials to students enrolled under the Sino-foreign Jointly Managed Academic Programs to ensure the quality of students’ learning outcomes.

We started generating revenue in the year ended December 31, 2012 through our services provided under certain Sino-foreign Jointly Managed Academic Programs. We continued to maintain and expand this core business throughout the years, giving us revenues of $2,821,602 and $2,410,781 for the years ended December 31, 2017, and 2018, respectively, representing 72.6% and 50.11% of our net revenues for those respective years. A vast majority of these revenues derives from our two major partners, Fuzhou Melbourne Polytechnic, or FMP and Minjiang University. Additionally, since starting our Overseas Study Consulting Services in 2017, this line of business has been a source of growing revenue. We generated $60,947 and $547,521 in revenues from our Overseas Study Consulting Services for the years ended December 31, 2017 and 2018, respectively, representing a sharp increase from 2% to 11% of our total revenue of that respective year. We also started generating revenues from our Technological Consulting Services for Smart Campus Solutions business in 2017, with revenues of $950,992 and $1,820,974, representing 25% and 38% for the years ended December 31, 2017 and 2018, respectively. We did not generate any revenue from our Integration of Enterprises and Vocational Education business because this line of business was newly added in December 2018.

We started our operations in Beijing where our headquarters are located. We established our first branch in Fujian Province in 2011 and subsequently expanded to various locations in the PRC, covering the cities of Hangzhou, Fuzhou and Ji’nan on the east coast of China.

Our Services and Products

We currently primarily generate revenue from providing the following services or products:

Our Services Provided under Sino-foreign Jointly Managed Academic Programs

Background

Formal education in China is typically comprised of kindergarten, primary school, middle school, high school and some combination of vocational school, university, junior college, and graduate school. There are several key differences between studying at universities and junior colleges. These differences include: (i) universities grant bachelor’s degrees to students graduating after 4 years of study, while junior colleges grant diplomas to students graduating after 3 years of study; and (ii) students enrolled in junior colleges typically obtain lower scores on the National College Entrance Examination open to most students graduating high school, and hence, are not able to meet the score threshold of a university. Nevertheless, students enrolled in junior colleges may have opportunities to transfer to a degree-based university or program, depending on the school they enroll in.

The below chart illustrates the main segments of China’s education system:

Sino-foreign Jointly Managed Academic Programs refer to education programs offered by joint ventures of the PRC and foreign institutions. There are a large number of Sino-foreign programs in the PRC across all levels of education, primarily focused on undergraduate and postgraduate education, as well as diploma and non-degree higher education, and a small amount of senior secondary education programs. The Sino-foreign joint educational institutions in China usually provide various kinds of programs, including languages, liberal arts and business.

Typically, the Sino-foreign Jointly Managed Academic Programs offer degree programs to their students in the form of “2+1”, “2+2”, “3+1” or “2.5+1+1”, which enable enrolled students to study at the Chinese host universities/colleges for the first two to three years (as applicable), and finish their remaining one or two years of academic studies at the overseas partner universities.

The Sino-foreign Jointly Managed Academic Programs are unique in that the first two or three years’ studies at Chinese host universities/colleges help students to increase their exposure to foreign textbooks and curriculums, improve their foreign language skills, and experience cross-cultural international education without leaving the country. It is proven to be attractive to Chinese students, because they can enjoy the opportunity to study abroad within the Sino-foreign Jointly Managed Academic Programs without undergoing another lengthy admission process from a foreign university. Moreover, for students continuing their studies in a foreign country, they can benefit from their early exposure to the internationally recognized curriculum and learning environment.

Additionally, Sino-foreign Jointly Managed Academic Programs are designed to be sufficiently flexible to meet the needs of students in different majors and with different personal goals. Students may choose to finish their remaining one or two years of academic studies at the overseas partner universities, or continue their studies with the same Chinese host universities/colleges until graduation. Students enrolled in the programs can earn academic credits from both the Chinese host universities and the overseas partner universities, and can receive both Chinese and foreign diplomas/certificates when they complete their studies.

Further, this arrangement affords lower costs to students as compared with conventional full length studies for associate or undergraduate degrees overseas because the tuitions and living expenses are generally lower in China.

Our Services Provided under the Sino-foreign Jointly Managed Academic Programs

Under the Sino-foreign Jointly Managed Academic Programs, the Chinese host universities/colleges can utilize their existing administration ability, campus classrooms and facilities to recruit Chinese students into such programs, while leveraging the recognized name and reputation of the international partner universities.

These Sino-foreign Jointly Managed Academic Programs are required to obtain Sino-foreign cooperation education permits from the appropriate level of education authorities of the PRC, depending on the level of degrees. Applications for these permits are submitted by the programs under their own names, and we as service provider are not required to obtain permits separately.

Under the Sino-foreign Jointly Managed Academic Programs, we are responsible for one or more of the followings, depending on the terms of the agreements we have in connection with a specific program:

(1)	recommending and coordinating with accredited international universities to forge partnership with Chinese host universities/colleges to establish international education programs that offer degrees to graduating students;
(2)	developing, drafting, delivering and teaching language course content and teaching materials to improve students’ language skills to meet admission and academic standards overseas;
(3)	electing, recommending and assisting in recruiting qualified foreign faculty to teach major-specific courses or language courses at selected Chinese host universities and provide continuing support to such foreign faculty;
(4)	developing, drafting, delivering and teaching major-specific course content and teaching materials tailored towards the program course curriculum to ensure that the teaching quality and the entire program quality meet international standards, to optimize students’ learning outcome and to prepare them for further education overseas; and
(5)	providing course credit conversion services, offering students consistency and transparency in evaluating their academic achievement, and ensuring the academic credits these students earned at Chinese host universities can be recognized internationally.

Typically, students pay to the Sino-foreign Joint Managed Academic Programs tuition fees ranging from RMB15,000 (approximately US$2,268) to RMB28,000 (approximately US$4,233) per student per academic school year. As a result of performing the above-mentioned services, we are entitled to receive approximately 30% to 50% of such student tuitions. The Chinese host universities/colleges collect tuition paid by enrolled students at the beginning of each academic school year in September, and our portion is usually remitted to us by the host universities/colleagues in November of the same year.

From our inception in 2011 to December 31, 2018, we have coordinated and actively engaged in providing services under several Sino-foreign Jointly Managed Academic Programs. The following is a list of the programs we engaged in for the fiscal years ended December 31, 2018 and 2017. As of the date of this prospectus, we have ceased recruitment of students to the FUT ISEC Program and NZTC Program for the reasons discussed below.

Program Name	Chinese host university/college	Launch time
(i) FMP Australia English for Academic Purposes Program (“FMP EAP Program”)	Fuzhou Melbourne Polytechnic (“FMP”) (formerly IEN College of Minjiang University, and changed its name to FMP after rebranding in January 2017)	September 2011

(ii) Fujian-Taiwan Universities English for Academic Purposes Program (“Fu-Tai EAP Program”)	Strait College of Minjiang University	September 2011

(iii) Strait College International General Education Courses Program (“Strait IGEC Program”)	Initially hosted by IEN College of Minjiang University in September 2013, then transferred to Strait College of Minjiang University after IEN College of Minjiang University rebranded to FMP in January 2017	September 2013

(iv) Fujian University of Technology International Scholarly Exchange Curriculum Program (“FUT ISEC Program”)	Fujian University of Technology	September 2013

(v) Sino-New Zealand NZTC Program (“NZTC Program”)	Fujian Preschool Education College	September 2013

(i) FMP EAP Program

We started providing our EAP language training services to FMP since September 2011 (the “FMP EAP Program”). FMP offers various Sino-foreign Jointly Managed Academic Programs (the “FMP-MP Joint Programs”) as a Sino-foreign joint education institute established between Chinese host FMP and Melbourne Polytechnic of Australia (“MP”) in Australia. FMP was formerly known as IEN College of Minjiang University, which later rebranded to Fuzhou Melbourne Polytechnic, or FMP, and became a standalone legal entity.

Students enrolled in the FMP-MP Joint Programs typically follow the “2.5+1+1” model, studying two years in FMP in the PRC, half a year language training in Australia language training school, one undergraduate year in MP to receive a bachelor’s degree and one more postgraduate year in MP to receive a master’s degree. Students who successfully follow this model will earn their diplomas from both FMP and MP upon graduation. For those students who choose not to further pursue the overseas education, they will stay with FMP for additional one year to complete the general courses education to satisfy a three-year junior college education requirement in order to obtain a diploma from FMP.

Students taking our language courses under the FMP EAP Program are typically those who have lower English proficiency and who would have difficulty in being admitted to a university overseas. However, these students benefit from the intensive English curriculum, receiving two years of Australia English for Academic Purposes, or EAP training from our teachers, with 756 class hours for their freshman year and 252 class hours for their sophomore year. Each class typically accommodates 25 to 29 students. Upon completion of two-year EAP courses, students are targeted to meet level of proficiency of 5.5 (between modest user and competent user level) on a nine-band scale in IELTS, an international standardized test of English language proficiency for non-native English language speakers, and accepted by most Australian, British, Canadian and New Zealand academic institutions, and students are expected to be ready to attend classes in MP in their major or area of focus.

Pursuant to our currently effective EAP Agreement with FMP, which covers students in graduating classes from 2019 to 2023, we are responsible for designing curriculum meeting EAP English standards, recommending and managing EAP faculty, providing a mobile learning platform to students, providing a course preparation platform to teachers, and execution and performance of the curriculum we develop. Our educational services and responsibility only cover the first two year of EAP training. Afterwards, we are not responsible for providing additional services to students, no matter whether they choose to continue to stay with FMP for one additional year for a diploma, or choose to pursue the overseas study in Australia for higher education.

Our EAP faculty under the FMP EAP Program consists of English teachers we recommend to FMP for recruitment from overseas and in the PRC. These teachers split their teaching responsibilities depending on the requirements and nature of a specific course. For example, a spoken English course is typically staffed with native English speakers, while a reading comprehension course is typically staffed with English teachers who speak Mandarin Chinese.

The average tuition fee that FMP charges to enrolled students is RMB18,000 (USD 2,721) per student per school year. Since our services only cover the first two-year EAP courses training, we receive RMB9,000 (approximately $1,360) per student per school year for the first year and RMB3,000 (approximately $453) per student per school for the second year.

As of December 31, 2018, there were 551 students enrolled in the FMP EAP Program. Since 2014, we have served a total of 1,988 students (including those enrolled in IEN College of Minjiang University before the institute’s rebranding).

(ii) Fu-Tai EAP Program

We provide Fu-Tai EAP Program in connection with the Fujian-Taiwan Universities Joint Talent Training Program (the “Joint Talent Program”), established in September 2011 between Chinese host Strait College of Minjiang University and Taiwan Chinese Culture University.

The Joint Talent Program follows the “3+1” dual campuses model. Students spend the first two years and the last year of their university studies at Strait College and their third year at Taiwan Chinese Culture University. At graduation, students receive a bachelor’s degree from Minjiang University and certificate of completion or academic credit certificate from Taiwan Chinese Culture University.

Students enrolled in the Joint Talent Program receive two years of EAP training from our teachers (even if they spend three years at Strait College). These students include those who major in business and art. Students in business majors receive 360 class hours of EAP training during their first two years, and art students receive 300 class hours. Each class typically accommodates 25 to 29 students. Upon completion, the targeted level of English proficiency for average students is CET4, i.e., PRC’s College English Test Band 4, the level required to be met upon graduating a four-year university; for some students, their targeted level of proficiency can be CET6 (the level required to be met upon graduating a master’s program) or 5.5 to 6.0 (from between modest user and competent user to competent user level) in IELTS.

Pursuant to our current EAP Agreement with Strait College, which covers students graduating from 2020 to 2024, we are responsible for designing the curriculum meeting EAP English standard, recommending and managing EAP faculty, providing a mobile learning platform to students, providing a course preparation platform to teachers, and execution and performance of the curriculum we develop.

Similar to our FMP EAP Program, our EAP faculty under the Fu-Tai EAP Program consists of English teachers we recommend to Strait College for recruitment from overseas and in the PRC. These teachers split their teaching responsibilities depending on the requirements and nature of a specific course.

As of December 31, 2018, there had been 783 students enrolled in the Joint Talent Program. Since 2014, we have assisted 4,291 students.

(iii) Strait IGEC Program

The International General Education Courses (“IGEC”) program is a Sino-foreign joint education program developed and introduced by the Chinese Service Center for Scholarly Exchange (“CSCSE”), a public organization under the MOE of the PRC, in order to improve the overall reform and internationalization of PRC’s higher education. As a nationwide program, it is designed to encourage the exchange of teachers and students and the recognition of academic credits and degrees between Chinese and foreign universities. Currently there are four universities that are qualified to offer IGEC programs and we work with one of them. These participating universities have to undergo the review and approval of experts designated by CSCSE every year.

The Strait IGEC Program was launched in July 2013. Students enrolled in this program typically follow the “2+2” model which requires them to study at Chinese host Strait College for at least the first two years. Following the initial two year term, students may choose to finish their remaining two years’ academic study overseas. Students in the “2+2” model under the Strait IGEC Program can transfer their academic credits to a partner school overseas, and upon graduation, will receive bachelor’s degrees from both Strait College of Minjiang University and the foreign university. Other students may choose the “4+0” model and spend the entire four years studying at Strait College, upon which they would receive an undergraduate degree from the Chinese host Strait College of Minjiang University. For those students who choose the “4+0” model, our educational services and responsibility cover the whole four-year period.

We are responsible for offering 14 courses, including six English courses, four general knowledge courses and four major-related courses. All of these courses are provided by us and taught in English by the faculty we recommend to the program.

For the six English courses, we are responsible for designing the English intensive courses, providing the entire curriculum and teaching materials (including those for IELTS), and assisting in organizing and training the English teaching faculty, consisting of English teachers recruited from overseas and in the PRC. These six English courses are provided to students during their freshman and sophomore years, and include College Academic English Writing 1 (the general education course as required by an IGEC program), English Phonetics, Spoken English 1, Spoken English 2, Spoken English 3 and Spoken English 4. These English courses are based on English for General Purposes or everyday English, with focuses and directed by EAP, under the framework of English for Specific Purposes (a student’s major).

Students under the Strait IGEC Program are also required to complete four general knowledge courses provided by us. Depending on a student’s major, these courses can fall into categories including academic language and thinking, science, art and human science, and social studies.

The major-related courses we offer under the Strait IGEC Program are developed by adopting the major-specific curriculum systems offered at universities in the U.S. and are taught with English textbooks used by U.S. universities, with goals of strengthening academic foundations but focusing on application of knowledge. Currently, the involved majors include Economics and Accounting.

Under the Strait IGEC Program, we are responsible for promotion of the program, recruitment of students, staffing and management of foreign language teachers, and ensuring students to be connected with appropriate foreign universities in North America or Europe for the second half of their four-year studies for the “2+2” students.

The Strait IGEC Program is governed by an agreement originally signed between the Company and IEN College of Minjiang University in July 2013. After its rebranding efforts in 2017, IEN College began its operations under the name of Fuzhou Melbourne Polytechnic, or FMP and ceased to host the IGEC program, and Strait College of Minjiang University took over this agreement without modifications by an amendment to host our Strait IGEC Program. This agreement between the Company and Strait College is effective for ten years from July 8, 2013, and will be automatically renewed for another ten years if at the time of expiration Strait College is still cooperating with CSCSE to host the IGEC program going forward.

The average tuition fee that the Strait College charges to enrolled students is RMB28,000 (approximately $4,233) per school year, and we receive 35%/40% of the tuition fee. The portion of tuition fees we receive from Strait College is RMB 9,800 ($1,481) per student per school year for enrolled students for the first two years, and RMB 11,200 ($1,693) per student per school year for enrolled students for the remaining two years.

As of December 31, 2018, there had been 893 students enrolled in the Strait IGEC Program. Over the years, we have assisted the aggregate of 4,507 students.

(iv) ISEC Program

The International Scholarly Exchange Curriculum (“ISEC”) program is a PRC government sponsored and highly profiled program affiliated with the China Scholarship Council (“CSC”) directly under the MOE in the PRC.

The FUT ISEC Program is governed by an agreement signed between the Company and FUT in December 2012. The program officially started providing courses to students in September 2013. By adopting and utilizing English textbooks used by U.S. universities, and by implementing interactive bilingual lectures, the FUT ISEC Program focuses on integrating domestic and international curriculum systems and teaching concepts to ensure students’ exposure to international learning environment and instill in them strong English communication skills, a global vision, and team-work spirit, making them attractive to domestic and international employers, no matter which model students choose to follow.

Students enrolled in this program typically follow the “2+2” model which requires them to study at Chinese host FUT for the first two years, and finish their remaining two years’ academic study overseas. Other students may choose the “4+0” model and spend the entire four years studying at Strait College. Students in the “2+2” model under the FUT ISEC Program can transfer their academic credits to a partner school overseas, and upon graduation, will receive bachelor’s degrees from both FUT and the foreign university.

Under the FUT ISEC Program, we are responsible for promoting the program, recruiting students, staffing and managing foreign language teachers, and ensuring students are connected with the appropriate foreign universities in North America or Europe for the second half of their four-year studies. Students enrolled in the FUT ISEC Program can transfer their academic credits to a partner school overseas, and upon graduation, will receive bachelor’s degrees from both FUT and the foreign university.

We are responsible for offering 16 courses (18 for architecture majors), including six English courses, four general knowledge courses and six major-related courses (eight for architecture majors).

For the six English courses, we are responsible for providing the entire curriculum and teaching materials (for IELTS) and assisting in organizing and training the English teaching faculty to ensure the quality of English teaching. These six English courses are provided to students during their freshman and sophomore years, and include College Academic English Writing 1 (the general education course as required by an ISEC program), English Phonetics, Spoken English 1, Spoken English 2, Spoken English 3 and Spoken English 4.

Under the FUT ISEC Program, we offer major-specific courses in architecture, civil engineering and software engineering. Architecture-related courses include: Building Mechanics, Construction Materials, History of Foreign Architecture, Building Equipment, Principles of Urban Planning, Residential District Planning and Design, Landscape Design Principles, and Urban Design. Civil engineering courses include: Elements of Building Construction, Introductory Environmental Engineering, Water Resources, Safety Production Technology and Management, Water and Wastewater Transport System, and Foundation Engineering. Our software engineering-related courses include: Computer Organization, Database Management Systems, Operation Systems, Software Engineering, Computer Network Systems, and Information Security.

(v) NZTC Program

The NZTC Program was launched in September 2013 based on an exclusive agreement between the Chinese host Fujian Preschool Education College (“FPEC”) and New Zealand Tertiary College (“NZTC”). The NZTC Program provides Chinese students with the opportunity to study courses delivered by NZTC. In completing this program, students receive a Ministry of Education, or MOE Diploma in Early Childhood Education in the PRC and a certificate in Early Childhood Teaching issued by NZTC. The NZTC Program provides insightful knowledge to Chinese students as they are exposed to international perspectives and approaches in early childhood education. The NZTC Program also places great emphasis on English language skills, which are of growing importance in China for teachers and educators of young children.

Under the NZTC Program, we are responsible for designing English teaching plans and providing the entire curriculum and teaching materials (including IELTS). We provide five English courses under the NZTC Program, which are General English (Spoken English 1), General English (Spoken English 2), Academic English (Spoken English 1), Academic English (Spoken English 2), Academic English (Written English 2), and are responsible for selecting, recommending for recruitment and managing foreign faculty.

We also provide 10 major-related courses under the NZTC Program, including Introduction to Learning Online, Early Childhood Writing and Research 1 and 2, Play as a Framework for Learning, Planning and Learning, positive Chide Guidance, Early Childhood Curriculum 1 and 2, Lifespan Studies 2, and Infants and toddlers.

The NZTC Program is governed by an agreement between the Company and FPEC. The term of the agreement is from September 2016 to July 2019, and without a renewal, the contract term expire in July 2019 when the enrolled students graduate from FPEC.

Discontinuation of ISEC Program and NZTC Program

Our programs provided under the ISEC Program and NZTC program were originally focused on improving students’ English language skills. However, due to the overall low English proficiency of the students enrolled, we noted that most students could not adapt to the high standards of an English teaching environment. As a result, we ceased to recruit and enroll new students into the FUT ISEC Program with Fujian University of Technology after the then existing students graduated in July 2018. We also made a decision to suspend our continuous recruiting efforts for the NZTC Program with Fujian Preschool Education College after current students graduate in July 2019.

Sales of Textbooks and Course Materials

In connection with our educational services provided to students enrolled under the Sino-foreign Jointly Managed Academic Programs, we are responsible for recommending foreign faculty to teach in Chinese host universities/colleges, and are responsible for development and delivery of major course content and teaching materials to ensure that the teaching quality meets international standards. As of December 31, 2018, we have developed and edited more than 16 English textbooks and course materials with emphasis on language training (including reading, writing, speaking and listening skills) and have distributed those to the Chinese host universities to be used in the joint education programs. We own the copyright to our textbooks.

Overseas Study Consulting Services

One-on-one Private Tutoring Model

We started offering Overseas Study Consulting Services in 2017. Our Overseas Study Consulting Services cater to students who wish to study overseas to enrich their life learning experiences and to expand their horizons and employment options. Our Overseas Study Consulting Services are typically provided under a one-on-one private tutoring model with a duration of four to six months. Most of the students who accept our services are interested in pursuing art major in foreign academic institutions. We have established and maintained a working relationship with nearly 100 foreign academic institutions globally.

We provide school and university information to our students to help them make informed decisions on the institutions to submit application to and majors to pursue. We seek to recommend the appropriate schools to our students based on their individual needs and situations.

In addition, we help our students prepare their school application packages and advise on their entire admission process. We provide services to students with respect to study plans, language training and test preparation courses to assist them in improving their foreign language skills and help them achieve higher scores in international admission and assessment tests.

Moreover, we also help students on their visa applications and related paperwork, and offer optional overseas services, such as finding accommodation and travel assistance.

For our Overseas Study Consulting Services, we charge students a one-time up-front fee based on the scope of consulting services requested by the students and recognize revenue over the service period. 90% of the service fee collected is non-refundable and is recognized ratably as revenue over the service period; while the remaining 10% of the service fee is refundable and is deferred and recognized as revenue when a student is successfully admitted by a foreign institution and a student visa is granted. For the years ended December 31, 2018 and 2017, we refunded approximately $8,300 of our services fees due to one student either not being admitted or not obtaining the required visa. Our average fee charged to students under the one-on-one private tutoring model ranges from RMB 50,000 (approximately $7,353) to RMB 80,000 (approximately $11,765) per student. Additionally, for our students who intend to study in Italy, after arrival, they are still required to attend language schools for at least six months (up to 12 months, depending on the type of visa they hold) in Italy. Presently, we cooperate with Bridge School S.R.I., a language school and overseas service provider in Milan, to better serve these students. In return, we receive an additional $2,600 to $3,115 per student from the local partner after the student pays such local partner’s language and art related course tuition in full.

A physical location is not always needed under this one-one-one model, and when a physical location is required, services are offered at our headquarters location in Beijing.

On-campus Overseas Study Consulting Services

We have recently entered into cooperation agreements with the School of Continuing Education of Beijing Foreign Studies University for a German language program, and with China Academy of Art for an Italian language program, in order to provide our Overseas Study Consulting Services utilizing these partnering schools’ facilities and other hardware. Our services will be similar to those we provide under our one-on-one model, including language training, art portfolio enhancement, school application review, and visa application and interview preparation.

We have not yet generated any revenue under those agreements since we are currently in the process of enrolling students for the academic year of fall of 2019 to 2020. With the well-recognized brand names of these schools and our marketing expertise, we expect to generate substantial revenues from the on-campus consulting services to be provided in the academic year of fall of 2019 to 2020. We believe we are strategically positioned to be fully enrolled, that is, for Beijing Foreign Studies University, 25 students, and for China Academy of Art, 20 students. The service fees we expect to receive is approximated $2,580 per student per school year for Beijing Foreign Studies University and approximately $8,284 per student per school year for China Academy of Art.

Technological Consulting Services for Smart Campus Solutions

We started to provide smart campus related technological consulting services to targeted Chinese universities since 2017. Our Technological Consulting Services for Smart Campus Solutions utilize advanced information technology such as cloud computing, mobile internet, artificial intelligence and big data analytics to provide overall solutions to Chinese universities in order to improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. By leveraging hardware such as sensors, digital portals, electronic blackboards, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment, together with data management applications, our solutions are built on both software and hardware to deliver capabilities for real-time and predictive analytics, increased collaboration and performance management. By way of illustration, some of the services we provide include campus intranet solution buildout, school management software customization, smart devices (mainly Internet of things, or IoT devices, extending the Internet connectivity to physical devices) installation and testing, and school management data collection and analysis, all of which can be specifically tailored to meet a client’s particular needs.

Our Technological Consulting Services for Smart Campus Solutions agreements are primarily on a fixed-price basis. Typically, we are required to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. We may also be required to provide post-completion maintenance support for a period ranging from several months to three years after customized smart campus solutions and services are delivered. Since 2017, we have successfully provided such technological consulting services to several Chines universities, including but not limit to, Fuzhou Melbourne Polytechnic, Strait College of Minjiang University, Capital Normal University, Beijing University of Chinese Medicine and University of International Business and Economics. In addition, teachers and students involved in the Sino-foreign Jointly Managed Academic Programs can access our teaching and learning platforms to enhance their respective teaching and learning experience.

Case Study: Smart Campus Solutions for FMP

Pursuant to our 2017 Smart Campus Project Agreement with FMP (the “FMP Smart Campus Agreement”), we were commissioned to design and develop a comprehensive software and hardware solution (including the SaaS-based platform we develop) to FMP to address traditional campus challenges it faced, such as low management efficiency, poor service experience, severe energy waste, weak comprehensive security, and high operational costs. Under this agreement, we retain the copyrights of the 20 software we developed for this project.

Big Data Center. Our big data center is a business systems cluster based on SaaS, or software as a service, a software licensing and delivery model in which the licensing is on a subscription basis and is centrally hosted. We developed and maintain all of the business systems, which include mobile online learning system, registrar administration system, office automation system, teaching resources database system, and human resources system. These systems are used by students, management and teachers of FMP, as the case may be. We were required to complete the development of this big data center by December 20, 2018 and will provide continuous maintenance and upgrade services until the end of 2021. As of the date of this prospectus, we have already completed and delivered such big data center.

Smart Classroom. We will set up the multimedia system, recording system, internet of things system, classroom cloud desktop, wireless network coverage, speech laboratory, trapezoid classrooms, and premises distribution system for FMP.

Business Experimental Center. We will also build out the business experimental center for FMP by providing internal design installment, hardware device and teaching resources software.

Pursuant to the FMP Smart Campus Agreement, we also act as a general contractor to procure software and hardware required by the overall smart campus solution. We have entered into several procurement agreements with software providers such as e-commerce virtual simulation systems, cloud teaching systems, simulated trading analysis system, digital sandbox software, virtual business society environment comprehensive practice teaching platform.

We are paid in installments from 2019 to 2021 under the FMP Smart Campus Agreement. As of the date of this prospectus, we have received the full payment from FMP for the amount due.

Integration of Enterprises and Vocational Education

In order to further diversify our business and to utilize our resources and network, we rolled out a new line of business, i.e., Integration of Enterprises and Vocational Education in late 2018. Currently, we contract with employers to provide job readiness training to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Our training programs typically last for one month and are tailored to meet the specific requirements of the contracting employer as well as the positions to be filled.

Pursuant to an agreement we entered with Beijing Quanqing Xiangqian Technology Co., Ltd. (“Quanqing”) effective from January 1 to December 31, 2019 (the “Recruitment and Training Agreement”), we are engaged to train and help recruit 200 technical support engineers for Quanqing in 2019. Pursuant to the Recruitment and Training Agreement, Quanqing is required to furnish to us details of positions to be filled, and based on such descriptions, we will identify and cooperate with six universities/colleges to offer training courses to students with certain qualifications. Each student enrolled will go through a one-month training process with us, covering professionalism (such as occupational mentality, communications skills, interview skills and service capacities), technical fundamentals (such as operations system, internet fundamentals and office IT applications) and professional techniques (such as trouble-shooting, repairing tools and methods for assembling and disassembling of equipment). A class typically has 20 to 30 students. After such training, students are tested on their professionalism, technical knowledge and technical skills by Quanqing. If a student passes in all three aspects, he/she will be hired by Quanqing, and Quanqing will pay us approximately $75 per month starting at the end of the first month of employment for a period of eight months, i.e., the fixed period of time set forth in the Recruitment and Training Agreement. These payments from Quanqing are the only compensation we receive for providing the services under the Recruitment and Training Agreement. If a student-employee leaves Quanqing without good reason or violates certain rules before the end of the eighth month of his/her employment, we will only be paid by Quanqing for those months that such student-employees are employed. We typically sign a separate agreement with a student-employee before providing training services, pursuant to which the student-employee pays us approximately $149 per month for the remaining months that the such student is not working for Quanqing. Nevertheless, we cannot assure you that such student-employee will pay us according to the agreement. See “Risk Factors – Risks Related to Our Business – We do not generate revenues under our job readiness training until a student is successfully placed and we will not be fully paid by the employer until such student-employee stay with the employer for a set period of time. If a student-employee fail to stay in his/her position for a reasonable amount of time, our results of operations and financial condition may be materially and adversely affected.”

Our Recruitment Partners

We have built a network of art studios operated by entities or individuals in cities throughout China as well as overseas, including Italy, Germany, Russia and Malaysia in order to reach more potential students for our services. We have not signed any agreements with these partners, but we evaluate our cooperative relationships with them annually. Typically, these partners are allowed to charge markups to students they recruit for us, and any markups to our standard tuitions are paid to these partners as commission. Additionally, we may reward these partners with 5%-10% of our standard tuitions as additional commissions, if they recruit more than five students within one year.

Our Teachers

We maintain a database of more than 6,000 teachers across academic areas including Philosophy, Economics, Law, Education, Literature, History, Science, Engineering, Medicine, Management, Art and language. Based on the specific needs and requirements of each school or educational institution, we are able to contact teachers listed in our database in the relevant field of education so as to recommend them to a teaching position at one of our clients. For example, pursuant to agreements related to the Sino-foreign Jointly Managed Academic Programs, we are required to staff the courses we provide to those institutions with foreign teachers that meet standards such as bachelor’s degree or higher, two or more years of experience of teaching overseas, and a TESOL (or teachers of English to speakers of other languages) certificate.

Currently, there are thirteen foreign language teachers recommend by us teaching at FMP and Strait College (including the Fu-Tai EAP Program and the Strait IGEC program).

Our History and Corporate Structure

China Liberal Education Holdings Limited, or China Liberal, was incorporated in the Cayman Islands on February 25, 2019. As of the date of this prospectus, our authorized share capital is $50,000 divided into 50,000 ordinary shares. We directly hold 100% of the equity interests of Yi Xin International Investment Limited, a company incorporated in the British Virgin Islands, which in turn holds 100% of China Boya Education Group Co., Limited, a Hong Kong limited liability company (“Boya Hong Kong”). Boya Hong Kong originally holds 91.1772% equity interests of China Liberal Beijing, our PRC operating entity. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing. After this transaction, Boya Hong Kong owns 100% interest of China Liberal Beijing.

We commenced our operations in August 2011 through China Liberal Beijing.

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of the Offering based on a proposed maximum number of [●] Ordinary Shares being offered:

Our Competitive Strengths

We believe our success is primarily attributable to the following strengths:

Innovative, flexible and cost-effective smart campus solutions

The SaaS platform developed by our Company offers comprehensive smart campus solutions, including teaching, student affairs, human resources, office and financial management. This platform is flexible and programmable to meet the needs of different campuses with fast and low-cost programming. Additionally, our big data module is programmable based on our client’s needs, which enables us to provide campuses with cost-effective big data products.

Innovative and visionary management team with proven track record

We have an innovative and visionary management team with a unique combination of experience in the education and technology sectors. We have a stable, long-serving management team with prior experience working with market leading educational consulting and software companies.

Our management team has deep industry insights, clear strategies, and strong execution capabilities. We started as an educational provider under our Sino-foreign Jointly Managed Academic Programs, but rapidly expanded our services to fill the market gaps with the goal of forming a closed loop education related service provider and problem solver. For example, our pre-session on campus training services stemmed from our one-on-one consulting services and is a more scalable model. We developed the smart campus solutions for one of our long-time partners, and are now able to offer such solutions to more campuses.

We have built a strong sales team with a focus on art students

We have built a specialized art and creativity talent online-community operations team with more than 100,000 followers over several social media platforms, including Zhihu, Weibo and WeChat. These followers fall into various interest categories, such as comics, art portfolio studies, clothing design and overseas studies for art students. Overall, we have invested more than $500,000 each year in 2017 and 2018 in marketing and promotion.

Our Business Strategy

We continue to generate revenue from our core businesses, while expanding to related business segments in our effort to maximize our existing resources, as well as striving to meet the needs of our clients. In the coming years, we plan to diversify our income model by growing our four business sections simultaneously. We are dedicated to enabling our students to capture life-changing opportunities by delivering transformative education services and by working with our partners. Our goal is to provide China’s students with the tools to excel in a global environment. We intend to achieve our goal by pursuing the following strategies:

Continue to invest in technology and leverage our exceptional strength in our intellectual property

We intend to continually invest in technology in order to further develop our smart campus solution. We plan to invest $179,447 and staff 11 R&D personnel in optimizing and upgrading the SaaS platform owned and developed by us for FMP, and to provide demo solutions to Strait Institute by April 2019. By May 2019, we plan to invest $112,155 and staff seven R&D personnel to develop a no-touch attendance tracking system. By September 2019, we plan to invest $239,263 and staff 14 R&D personnel to develop a big data training platform based on the existing teaching platform. By September 2019, we plan to invest $119,632 and staff seven R&D personnel to complete the big data laboratory integration solution. By December 2019, we plan to invest $97,201 and staff six R&D personnel to complete implementation of our SaaS platform to one or two more campus(es).

Offer our smart campus solutions to other partnering schools

Our smart campus solutions provide an integrated ecosystem for management, teachers and students of a school, allowing highly efficient coordination of data and information. These solutions, including the SaaS platform developed by us can be duplicated and applied to other campuses. Currently, we are negotiating with seven other schools to provide similar solutions to them. We intend to continue these conversations and enter into formal agreements with these schools.

Expand our focuses to include computer science students

We intend to expand and diversify our focuses to include computer science major. We have already reached a mutual understanding with a vocational college to set up a “Big Data and Applicable Technology” major on its campus, where we will provide education to students with strong focuses on their job readiness and practical training.

Continue to invest in sales and marketing activities to recruit art students for our one-on-one consulting services

We will continue to boost our sales and marketing efforts to recruit art students in two ways: (1) ground promotion, i.e., to target local schools and art studios to promote our services in the cities or provinces of Hangzhou, Shandong, Guangzhou, Beijing, Hebei, Fuzhou and Chongqing; and (2) online promotion. We expect to recruit a majority of our art students from ground promotion, and plan to spend approximately $45,000 in Hangzhou and $30,000 in Shandong alone. We currently plan to spend approximately $22,000 in online promotion.

Expand classroom-based pre-session training services based on our current proven one-on-one consulting model

Based on our successful one-on-one consulting services model, we have sought to cooperate with schools with established brand names in foreign language studies in order to provide on-campus pre-session training (or training before students going overseas) utilizing the PRC partnering schools’ facilities and other hardware. We intend to continue to seek potential partners to scale this model.

Establish our own-branded schools

In 2019, we intend to further diversify our services by introducing two schools with our own “China Liberal” brand, located in Beijing and Italy, respectively. These schools will provide preparatory courses similar to those offered under the on-campus pre-sessional programs, but at our own campuses and under our own brand name.

For the China Liberal school located in Beijing, we plan to use our current headquarters as classrooms, which are lecture-ready. We plan to offer an area of 3,000 square feet, six classrooms with the capacity of hosting 100 students. We plan to staff 10 teachers and invest operational capital. We expect to enroll 80 students in 2019 at this location. We are actively communicating with the local education commission regarding our plan and timeline. The local education commission is the authority to issue to us the necessary private school permit. See “Risk Factors – Risks Related to Our Business – ‘We cannot assure you that the new China Liberal-branded schools that we intend to open in Beijing and in Italy will be opened as scheduled, if at all.’”.

As for our school in Italy, we are currently in discussions with Linguaviva Educational Group to establish a school in Milan. We expect to start providing services in November 2019 with 60 to 70 students enrolled at this location. Under our proposed agreement, Linguaviva will be responsible for the Italian language courses (EUR5,500 per student for 1,000 course hours), while we will be responsible for art courses (EUR3,300 EUR for less than 200 course hours). We will both recruit students for this school and for each student one entity brings in, the other will pay a certain percentage of commission based on such student’s tuition fee. See “Risk Factors – Risks Related to Our Business – We cannot assure you that the new China Liberal-branded schools that we intend to open in Beijing and in Italy will be opened as scheduled, if at all.”

Employees

We had 76 full-time employees as of March 31, 2019. Most of our full-time employees have signed employment agreements for three years. The Company and its employees may elect to re-negotiate and renew the employment agreements before expiration. We also hired 13 part-time financial, education or sales and marketing consultants as of March 31, 2019. The following table sets forth the number of our full-time employees, categorized by function as of March 31, 2019.

As of March 31, 2019

Management	3
Sales staff	25
Technical support staff	16
Operations staff	17
Administrative staff	15
Total	76

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries as well as performance-based bonuses. None of our employees are represented by any collective bargaining arrangements, and we consider our relations with our employees to be good.

Competition

The education sector and overseas studies consulting sector in the PRC are rapidly evolving, highly fragmented and competitive. We expect competition in these sectors to persist and intensify. We face competition in each line of business, each major program we offer and each geographic market in which we operate.

Line of Business	Competitors
Services Provided under Sino-foreign Jointly Managed Academic Programs	● China Maple Leaf Educational Systems Limited
● Beida Jade Bird Group
● Huali University Group Limited

Overseas Study Consulting Services	● Dadi Education Holdings Limited
● China Media Group
● Beijing Lanxum Technology Holdings Limited

Technological Consulting Services Provided for Smart Campus Solutions	● Wasu Media Holding Co., Ltd.
● Newcapec Electronics Co., Ltd.
● Zhejiang Zhengyuan Zhihui Technology Holdings Limited

Integration of Enterprises and Vocational Education	● Shiji Dingli Holdings Limited
● Shanghai Xin Nanyang Angli Education Technology Holdings Limited
● Changsha Kaiyuan Instrument Co., Ltd.

We believe that the principal competitive factors in our markets include brand recognition, student performance track records, overall student experience, parent satisfaction, quality of teachers, ability to effectively market programs, services and products to a broad base of prospective students, effectively identifying and successfully cooperating with prominent schools, diversity of programs and products offered, and tuition fees.

We believe that our primary competitive advantages are our strong sales team, our innovative and cost-effective smart campus solutions, and experienced and visionary management team with a proven track record. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student demands, testing materials, admissions standards, market needs or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets.

Legal Proceedings

We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our products and services from those of our competitors and enhance our ability to compete in our target markets. Our principal intellectual property assets consist of copyrights in our software and our textbooks. Ownership of such copyrights secures the exclusive right to publish or use the work in the PRC.

In addition, our intellectual property rights also include seven trademark registrations in the PRC and six domain names registrations. We do not own any patents. See “Regulations-Regulations on Intellectual Property Rights.”

We believe we have taken, and take in the ordinary course of business, all appropriate available legal steps to reasonably protect our intellectual property in all material jurisdictions. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright, domain names, know-how and trade secret laws as well as confidentiality agreements with our employees, contractors and others. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. See “Risk Factors-If we fail to protect our intellectual property rights, our brand and business may suffer.”

Copyrights

As of the date of this prospectus, we have registered 16 copyrights in our textbooks in the PRC, details of which are set out below:

No.	Name of Publication	Copyright Owner	Date of Completion(1)
1	EGP Listening 1	China Liberal Beijing	September 2015
2	EGP Listening 2	China Liberal Beijing	September 2015
3	EGP Speaking 1	China Liberal Beijing	September 2015
4	EGP Speaking 2	China Liberal Beijing	September 2015
5	EGP Reading 1	China Liberal Beijing	September 2015
6	EGP Reading 2	China Liberal Beijing	September 2015
7	EGP Writing 1	China Liberal Beijing	September 2015
8	EGP Writing 2	China Liberal Beijing	September 2015
9	EAP Listening 1	China Liberal Beijing	January 2016
10	EAP Listening 2	China Liberal Beijing	January 2016
11	EAP Speaking 1	China Liberal Beijing	January 2016
12	EAP Speaking 2	China Liberal Beijing	January 2016
13	EAP Reading 1	China Liberal Beijing	January 2016
14	EAP Reading 2	China Liberal Beijing	January 2016
15	EAP Writing 1	China Liberal Beijing	January 2016
16	EAP Writing 2	China Liberal Beijing	January 2016

(1)	According to the PRC’s intellectual property laws, we obtain the copyrights to our textbooks upon completion.

As of the date of this prospectus, we have registered 20 software copyright registration in the PRC, details of which are set out below:

No.	Software Name	Registration No.	Date of Development	Date of First Publication
1	China Liberal Cloud Classroom Management System 1.0	2016SR040754	September 30, 2015	October 1, 2015
2	China Liberal Cloud Classroom Teacher Software 1.0	2016SR046771	September 30, 2015	October 1, 2015
3	China Liberal Cloud Classroom Student Software 1.0	2016SR044977	September 30, 2015	October 1, 2015
4	China Liberal Cloud Classroom Lesson Planning System 1.0	2016SR123004	September 30, 2015	October 1, 2015
5	China Liberal Cloud Classroom Learning Statistical Data System 1.0	2016SR122336	September 30, 2015	October 1, 2015
6	China Liberal Cloud Classroom Recommendation System 1.0	2016SR130198	September 30, 2015	October 1, 2015
7	China Liberal Cloud Classroom Practice Questions System 1.0	2016SR123966	September 30, 2015	October 1, 2015
8	Pocket Classroom (Android) Software 1.0	2017SR036399	September 1, 2016	Not published
9	Pocket Classroom (IOS) Software 1.0	2017SR037051	September 1, 2016	Not published
10	Pocket Classroom (Android) Software 1.0	2017SR040835	September 1, 2016	Not published
11	Pocket Classroom (IOS) Software 1.0	2017SR040674	September 1, 2016	Not published
12	Pocket Classroom Date Management System 1.0	2017SR036411	September 1, 2016	Not published
13	China Liberal Smart Campus Registrar System (For Teacher)	2017SR712252	September 1, 2017	Not published
14	China Liberal Smart Campus Registrar System (For Student)	2017SR714193	September 1, 2017	Not published
15	My Lessons (Android) Software	2017SR710050	September 1, 2017	Not published
16	My Lessons (IOS) Software	2017SR707597	September 1, 2017	Not published
17	My Textbook (Android) Software	2017SR712427	September 1, 2017	Not published
18	My Textbook (IOS) Software	2017SR709724	September 1, 2017	Not published
19	China Liberal Smart Campus Office Automation Management System	2019SR0023351	September 1, 2018	Not published
20	China Liberal Smart Campus Human Resources Management System	2019SR0021945	November 2, 2018	Not published

The right to publish and to monetary gains related to copyrights and software copyrights lasts for 50 years in the PRC, which will expire on December 31 of the 50th year after the date of publication. Such protection will not be extended if the textbook or software is not published within 50 years after the date of its completion or development.

Trademarks

As of the date of this prospectus, we have seven registered trademarks in the PRC, details of which are set out below:

No.	Trademark	Class	Registration No.	Registration Date	Expiry Date
1		41	12291328	August 28, 2014	August 27, 2024
2		42	12291054	August 28, 2014	August 27, 2024
3		9	17328159	September 7, 2016	September 6, 2026
4		42	17328158	September 7, 2016	September 6, 2026
5		41	21854350	December 28, 2017	December 27, 2027
6		42	21854351	December 28, 2017	December 27, 2027
7		41	21869652	December 28, 2017	December 27, 2027

Domain Names

As of the date of this prospectus, we have registered the following domain names in the PRC, details of which are set out below:

No.	Holder	Domain name	Registration Date	Expiry Date
1.	China Liberal Beijing	chinaliberal.com	July 30, 2013	July 30, 2022
2	China Liberal Beijing	artopia-zone.com	August 8, 2016	August 8, 2019
3	China Liberal Beijing	aeacip.com	January 10, 2019	January 10, 2020
4	China Liberal Beijing	aeacip.cn	January 10, 2019	January 10, 2020
5	China Liberal Beijing	arttopia.cn	August 5, 2016	August 5, 2019

Facilities/Properties

Our current principal executive office is located on the second floor of Building No. 1, Huateng Century Park Headquarters, Chaoyang District, Beijing, PRC. We lease nine rooms with an aggregate of approximately 9,800 square feet at this location for office and language training purposes. Our lease will end on May 31, 2022.

We also lease two other offices in Beijing, one in Hangzhou City, Zhejiang Province, one in Fuzhou City, Fujian Province, and one in Ji’nan City, Shandong Province to support part of our sales and marketing activities.

The below table shows details of our current leases:

No.	Location	Use	Area (sq. ft.)	Rent	Expiration	Renewal Terms
1	(Headquarters) Beijing Chaoyang District Huateng Century Park Headquarters Bldg. No. 1, 2nd Fl.	Office/ Training	9,784.4	$18,400 per month	May 31, 2022	The Company shall send written notice to the landlord six months before expiration of its intention to renew the lease.
2	Beijing Tongzhou District	Art Studio	1,399.3	$11,951 per year	April 30, 2021	The Company shall send written notice to the landlord three months before expiration of its intention to continue to lease the property; a new lease shall be signed if the landlord agrees.
3	China Academy of Art (Hangzhou)	Office	Unknown	Not applicable	November 9, 2021	We have a cooperation relationship with China Academy of Art and they allow us to use this office without charge
4	Fuzhou City Taijiang District	Office	756.2	$997 first year; $1,067 second year; $1,141 third year	July 26, 2021	The Company shall send written notice to the landlord two months before expiration of its intention to continue to lease the property; a new lease shall be signed if the landlord agrees.
5	Shandong Ji’nan Lixia District	Office	1,150.1	$1,643 per month	July 31, 2019	No renewal terms.
6	Beijing Chaoyang District	Office	co-working space	$1,813 per month	December 31, 2019	Automatic renewal; the lease becomes a month-to-month lease.

Except our Hangzhou office where we are allowed to use the office free of charge due to our cooperation relationship with China Academy of Art, we lease all of the facilities that we currently occupy from independent third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our operations, primarily due to seasonal changes in student enrollments. Historically, our one-on-one consulting services tend to have the largest student enrollments in our third and fourth fiscal quarters, which runs from July 1 to December 31 of each year, primarily because many students enroll in our courses to prepare for admissions and assessment exams in subsequent school terms, and our language training courses offered at Sino-foreign joint programs typically make payments to us in October or November based on their student enrollments in the fall.

REGULATIONS

We operate our business in the PRC under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Foreign Exchange, or SAFE, the Ministry of Commerce, or MOFCOM, the National Development and Reform Commission, or NDRC, the Ministry of Education, or MOE, the General Administration of Press and Publication, or GAPP, the State Administration for Market Regulation, or SAMR, formerly known as the State Administration for Industry and Commerce, the Ministry of Civil Affairs, or MCA, the Ministry of Culture, or MOC, and their respective authorized local counterparts.

Regulations on Education

The principal regulations governing private education in China consist of the Education Law of the PRC, The Law for Promoting Private Education (2018) and The Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Sino-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC, which was later amended on June 1, 2016. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education, a system of vocational education and a system of continuing education. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, schools and other educational institutions established or run with fiscal expenses or donated assets shall not operate for profit-making purposes. The Education Law of the PRC establishes a general regulatory framework of education industry in the PRC, while specific requirements and obligations applicable to education providers are set forth in various regulations. China Liberal Beijing is not aware of any of our its current business activities being in violation of the Education Law of the PRC.

Regulations on Sino-foreign Cooperation in Operating Schools

Sino-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Sino-foreign Schools, promulgated by the State Council in 2003 and amended in 2013 in accordance with the Education Law, the Occupational Education Law and the Law for Promoting Private Education, and the Implementing Rules for the Regulations on Operating Sino-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004.

The Regulations on Operating Sino-foreign Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with the requisite qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. Sino-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are deemed to be of a sensitive in the PRC.

Permits for Sino-foreign Cooperation in Operating Schools shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC.

China Liberal Beijing is not required to obtain such permits. Rather, the Chinese host universities/colleges are responsible for obtaining and maintaining currently valid permits.

Regulations on Private Schools

The Law for Promoting Private Education (2018) and The Implementation Rules for the Law for Promoting Private Education (2004)

The Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016, became effective on September 1, 2017, and later further amended on December 29, 2018 (the “2018 Private Education Law”).

The Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004 (the “2004 Implementation Rules”). Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds.

In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education are subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training are subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for operating a Private School, and shall be registered with the MCA or its local counterparts as a privately run non-enterprise institution.

On August 10, 2018, the Ministry of Justice, or MOJ published the draft submitted for approval for the amendment to the Implementation Rules for the Law for Promoting Private Education (the “MOJ Draft Amendments”), for public comments. The MOJ Draft Amendments stipulate that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and implementing activities relating to cultural and educational courses at school, or examination-related and further education-related tutoring and other cultural and educational activities, would be subject to the review and approval by education authorities at or above the county level in accordance with the Article 12 of the 2018 Private Education Law. The establishment of private training and educational organizations that implement activities aiming at essential-qualities-oriented improvement and personality development in the areas of linguistic competence, arts, physical activities, technology, and activities targeting at cultural education for adults and non-degree continuing education can apply to register as a legal person directly, i.e., there is no need to apply for approval. However, such private training and/or educational organization must not carry out the cultural and educational activities mentioned above, which requires the review and approval of the applicable education authorities.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education of a sensitive nature. However, the operation of a private school is highly regulated.

The sponsors of privately-run schools may establish non-profit or for-profit privately-run schools at their own discretion. However, they are prohibited from establishing for-profit privately-run schools providing compulsory education. The sponsor of a for-profit privately-run school may gain proceeds from school running, and the cash surplus of the school shall be disposed of in accordance with the Company Law and other relevant laws and administrative regulations. Private schools are divided into two categories: non-profit privately-run school and for-profit privately-run schools.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard.

Under the 2018 Private Education Law and the 2004 Implementation Rules, there is no explicit provisions that China Liberal Beijing is required to obtain any permit or approval for providing art or language related training courses, including a future China Liberal-branded school. Therefore, we do not believe that our business activities are in violation of the 2018 Private Education Law as in effect and the 2004 Implementation Rules, nor do we anticipate that a future China Liberal-branded school would violate such law and rules. If the MOJ Draft Amendments to the Implementation Rules are passed and adopted in their current form, it will be explicitly confirmed under these regulations that China Liberal Beijing is not required to obtain any permit or approval for the services it provides, or will provide under the China Liberal-branded school, which will further and formally confirm that our current and future business are in compliance with laws and regulations in connection with regulations on private educations. See “Risk Factors – Risks Related to Our Business - We face regulatory risks and uncertainties surrounding PRC laws and regulations governing the education industry in general, including the amendments to the Implementation Rules for the Law for Promoting Private Education”.

Regulations on Publishing and Distribution of Publications

In December 2001, the PRC State Council promulgated the Administrative Regulations on Publications, which became effective on February 1, 2002 and were later amended several times in 2011, 2013, 2014 and February 6, 2016 (the “Publication Regulation”). The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.

On April 13, 2005, the State Council announced a policy on private investments in China that relate to cultural matters, which affects private investments in businesses that involve publishing. The policy authorizes MOC and several other central government authorities to adopt detailed rules to implement the policy. In July 2005, MOC, together with other central government authorities, issued a regulation that prohibits private and foreign investors from engaging in the publishing business.

Subsequent to the implementation of the Publication Regulations, the GAPP issued the Administrative Regulations on Publications Market which became effective on September 1, 2003 and which were amended on June 16, 2004 and June 1, 2016. According to the Administrative Regulations on Publications Market, any organization or individual engaged in general distribution, wholesale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in general distribution of publications shall obtain such permit from the GAPP and may conduct general distribution of the publications in the PRC; an entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of GAPP and may not engage in general distribution in the PRC; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of GAPP at the county level and may not conduct general distribution or wholesaling of publications in the PRC.

We are subject to these regulations on publishing and distribution of publications even though we limit the use of our textbooks to a small number of students (rather than selling to the general public). Currently, we have not applied for such approval and permit. Although as of the date of this prospectus, we have not been subject to any fines or other forms of regulatory or administrative penalties or sanctions due to the lack of any the above-mentioned approvals or permits, we cannot assure you the government authorities will not impose any penalties or sanctions on us in the future for any incompliance in the past. See “Risk Factors – Risks Related to our Business - Our failure to obtain and maintain approval and permit related to publishing and selling our textbooks could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006 and were later amended on January 30, 2013. The new regulations require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally avoid, destroy or otherwise assist others in avoiding such protective measures unless permissible under law. The new regulations also provide that permission from and compensation for the copyright owner are not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only. Since we are only disseminating publications to a limited number of students within the programs we service, we are not aware of any events of our business activities in violation of such regulations.

Provisions on Foreign Investment

All limited liability companies and joint stock limited companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on October 26, 2018. In the latest amendment, paid-in capital registration, minimum requirements of registered capital and timing requirements of capital contributions were abolished. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM and NDRC, promulgated the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2018 Version) (the “Negative List”) on June 28, 2018 and replaced the Special Management Measures for the Market Entry of Foreign Investment of the Catalogue for the Guidance of Foreign Investment Industries (amended in 2017) (the “Catalogue”). The Catalogue and the Negative List serve as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out in the Negative List shall be classified as industries permitted for foreign investment. None of our four lines of business, i.e. Sino-foreign Jointly Managed Academic Programs, Overseas Study Consulting Services, Technological Consulting Services for Smart Campus Solutions, and Integration of Enterprises and Vocational Education, are on the Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC Subsidiary, China Liberal Beijing, without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

On September 3, 2016, the Standing Committee of the National People’s Congress promulgated the Decision of the Standing Committee of the National People’s Congress on Amending Four Laws Including the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (the “Decision”), which provides record-filing in lieu of administrative approval for the establishments and alterations of foreign invested enterprises (the “FIEs”) not subject to special administrative measures. On October 8, 2016, the MOFCOM issued the Interim Measures for Record-filing for the Establishment and Alteration of Foreign-invested Enterprises (the “Interim Measure”), and the MOFCOM and the NDRC jointly issued a statement (the “Joint Statement”), clarifying that the special administrative measures in this case are implemented by referencing the Catalogue. Specifically, the special administrative measures to be implemented are the restricted and prohibited industry categories as well as encouraged industry categories having shareholding and executive management requirements prescribed in the Catalogue. Since then, FIE establishments and alterations that are not subject to special administrative measures have been changed from a pre-approval system to a more standardized and convenient filing process. On June 30, 2018, the MOFCOM further revised the “Interim Measures”. The modification includes among others that where the conversion of a non-foreign investment enterprise into a foreign investment enterprise due to merger and acquisition or merger by absorption falls under the filing scope stipulated in these Measures, the establishment filing information for foreign investment enterprise shall be submitted together online at the time when the enterprise completes change registration formalities with the administration for industry and commerce and the market supervision administrative authorities and upon obtaining the filing information forwarded by the administration for industry and commerce and the market supervision administrative authorities, the filing authorities shall start to process the filing and notify the investor(s) simultaneously.

China Liberal Beijing completed its registration as a whole foreign owned enterprise on February 1, 2019 and the Administrative Bureau for Industry and Commerce of the City of Beijing issued China Liberal Beijing the relevant business license on the same date.

PRC Regulation of Wholly Foreign-owned Enterprises

The abovementioned Company Law of the People’s Republic of China provides that companies established in the PRC may take the form of company of limited liability or company limited by shares. Each company has the status of a legal person and owns its assets itself. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

Under the Wholly Foreign-Owned Enterprise Law of the PRC promulgated in 1986 and last amended in 2016 and the Detailed Implementing Rules for the Wholly Foreign-Owned Enterprise Law of the PRC which was promulgated in 1990 and was last amended on February 19, 2014, an application for establishing a wholly foreign-owned enterprise shall be subject to examination and approval by the MOFTEC, currently known as the MOFCOM, before the approval certificate is issued. Within 90 days of the date of receipt of an application, the examination and approval authority shall decide whether or not to grant the approval. After application for the establishment of a wholly foreign-owned enterprise is approved by the Examination and Approval Authority, the foreign investors shall, within 30 days of the date of receipt of the approval certificate, submit registration to, and collect the business license from the administrative authority for industry and commerce.

On September 3, 2016, the Decision of the Standing Committee of the National People’s Congress on Revising Four Laws including the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (the “Decision on Revision of Four Laws”) was promulgated and became effective on October 1, 2016. The Interim Measures for the Administration of Establishment and Change Filings of Foreign-invested Enterprises (the “Filings Measures”) was last amended on June 30, 2018. The Decision on Revision of Four Laws and the Filings Measures revised relevant administrative approval provisions of the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises, the Law of the People’s Republic of China on Sino-foreign Equity Joint Ventures, the Law of the People’s Republic of China on Sino-foreign Cooperative Joint Ventures and the Law of the People’s Republic of China on the Protection of the Investments of Taiwan Compatriots and relevant formality regime for the incorporation and change of foreign-invested enterprises, whereby if the incorporation or change of foreign-invested enterprises and enterprises funded by Taiwan compatriots does not involve special access administrative measures prescribed by the PRC government, the examination and approval process is now being replaced by the recording-filing administration process.

The 2019 Law of Foreign Investment was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which will be effective on January 1, 2020. It will replace the trio of existing laws regulating foreign investment in China, including, among others, the abovementioned Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. The 2019 Law of Foreign Investment stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law. Overall, the 2019 Law of Foreign Investment establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the Negative List. Since our current and planned business is not on the Negative List, to the best of our knowledge, we do not anticipate the new law will create any material adverse effect to our Company’s business.

PRC Regulation of Intellectual Property Rights

The State Council and the NCAC have promulgated various rules and regulations and rules relating to protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with Copy Protection Center of China or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of the SAMR handles trademark registrations and grants a protection term of ten years to registered trademarks.

Regulations on Foreign Exchange

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF that became effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debts. Pursuant to the Measures for the Administration of Foreign Debt Registration issued by SAFE on April 28, 2013 and the Notice on Matters concerning the Macro-Prudential Administration of Full-Covered Cross-Border Financing issued by the People’s Bank of China on January 11, 2017, the total amount of accumulated foreign debt borrowed by a foreign-invested enterprise is subject to a upper limit calculated based on a statutory formula, and the foreign-invested enterprise is required to file with SAFE after entering into relevant foreign debt contract and within at least three business days before drawing any money from the foreign debts.

According to applicable PRC regulations on foreign-invested enterprises, if a foreign holding company makes capital contributions to its PRC Subsidiary, which are considered foreign-invested enterprises, the PRC Subsidiary must file with the MOFCOM or its local counterpart in connection with the increase of its registered capital. The PRC Subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital, or twice of the amount of the PRC Subsidiary’s net assets, whichever is larger.

Currently, China Liberal Beijing does not owe any outstanding debts to any of its offshore parent companies. For any capital contributions contributed to China Liberal Beijing by its offshore parent companies, China Liberal Beijing has obtained appropriate approval or filed with the appropriate authorities, as the case may be.

Regulations Relating to Employment and Social Insurance

Pursuant to the PRC Labor Law effective as of January 1, 1995 (as amended on December 29, 2018), and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), a written labor contract shall be executed by employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Pursuant to the Social Insurance Law of China effective from December 29, 2018, and the Housing Fund Regulation, which was amended and became effective on March 24, 2002, employers in China shall pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations.

As of December 31, 2018, China Liberal Beijing has complied with all these regulations.

MANAGEMENT

Set forth below is information as of the date of this prospectus concerning our directors, executive officers and other key employees.

Name	Age	Position(s)
Jianxin Zhang	49	Chairman of the Board and Chief Executive Officer
Wenhuai Zhuang	33	Chief Financial Officer
Nan Hu*	38	Director Nominee
Ngo Yin Tsang*	45	Independent Director Nominee
Xinyu Deng*	38	Independent Director Nominee
Wandong Chen*	43	Independent Director Nominee

*	This individual has indicated his consent to occupy such position upon closing of this offering.

The following is a brief biography of each of our executive officers and directors:

Mr. Jianxin Zhang has been our Company’s Chief Executive Officer and the Chairman of the Board since April 2019 and a director and the standing deputy general manager of China Liberal Beijing since January 2015. From January 2013 to December 2014, Mr. Zhang served as a partner and attorney at Beijing H&J Law Firm. From February 2000 to December 2012, Mr. Zhang served as a partner at Beijing Mingtai Law Firm. From September 1995 to January 2000, Mr. Zhang served as the director of the Research and Development Department of China Ocean Human Resources Co., Ltd. Mr. Zhang has over 20 years of management and operations experience of various industries. Mr. Zhang holds a master’s degree in Civil and Commercial Law from Renmin University of China.

Mr. Wenhuai Zhuang has been our Company’s Chief Financial Officer since April 2019 and the Chief Finance Officer of China Liberal Beijing since March 2019. From December 2017 to February 2017, Mr. Zhuang served as a partner of Yingzhi (Xiamen) Management and Consulting Co., Ltd. From August 2016 to November 2017, Mr. Zhuang served as a project manager of Dingsheng (Xiamen) Investment Co., Ltd. From September 2010 to July 2016, Mr. Zhuang served as a project manager of Bangmeng Huijun Management Consulting (Xiamen) Co., Ltd. Mr. Zhuang holds a bachelor’s degree in Accounting from Jimei University.

Mr. Nan Hu is a director nominee of our Company. Mr. Hu has been the Chief Technology Officer of China Liberal Beijing since January 2016. From July 2014 to December 2015, Mr. Hu served as the Chief Product Officer of Beijing Mishi Technology Co., Ltd., a commercial social media platform based on mobile device business cards. From May 2011 to June 2014, Mr. Hu was the co-founder and served as the Chief Technology Officer of Zhimo Network Technology (Beijing) Co., Ltd., an iPhone/Android system platform applications development company, providing mobile internet product solutions to leading advertisement and marketing company hdtMEDIA and Weiwang Tonglian Co., Ltd. From April 2008 to October 2010, Mr. Hu served as a research and development engineer and project manager of SA Penbase in France, a company that first developed mobile application platform online, providing mobile terminal data management products. Mr. Hu holds a bachelor’s degree and a master’s degree in Computer Science from Université Montpellier II.

Ms. Ngo Yin Tsang is an independent director nominee of the Company. Since April 2014, Ms. Tsang has been the executive director of Good Talent Limited, a Hong Kong-based staffing and recruiting company. Since December 2016, Ms. Tsang has been the independent non-executive director of LKS Holding Group Limited, a public company listed on the Hong Kong Stock Exchange engaging in interior renovation for residential, industrial and commercial properties in Hong Kong. Since June 2017, Ms. Tsang has been the company secretary with Zhuoxin International Holdings Limited, a public company listed on the Hong Kong Stock Exchange engaging in the trading of electronic hardware components as well as property development and investment. Ms. Tsang has over 18 years’ experience in auditing, accounting, corporate governance monitoring and financial management. Ms. Tsang holds a bachelor’s degree in Business Administration from Simon Fraser University, a bachelor’s degree in Law from Tsinghua University, and a master’s degree in Law from the University of Wolverhampton. She is a member of the American Institute of Certified Public Accountants.

Ms. Xinyu Deng is an independent director nominee of the Company. Since June 2011, Ms. Deng has been the Chief Legal Officer of Baomihua Group, whose subsidiary Baomihua.com is a social media online community with videos, photos, blogs, movies and games. Previously, Ms. Deng has served as an attorney at various law firms. Ms. Deng holds a bachelor’s degree in Law from Peking University.

Mr. Wandong Chen is an independent director nominee of the Company. Since December 2016, Mr. Chen has been serving as a partner of Da Hua Certified Public Accountants. From September 2010 to November 2016, Mr. Chen served as a partner of Beijing Dehe Certified Public Accountants. Mr. Chen holds a bachelor’s degree in Accounting from Heilongjiang University of Commerce. He has been practicing as a certified accountant in China for 15 years.

Family Relationships

There are no family relationships among the directors and executive officers of the Company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon the closing of this offering.

Duties of Directors

Under Cayman Islands law, all of our Directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our Directors must also exercise their powers only for a proper purpose. Our Directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our Directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

The Board of Directors of the Registrant, which comprises Jianxin Zhang, the Chairman of the Board and Nan Hu, a Director, was making all determinations regarding executive officer compensation from the inception of the Company up until the time when the three independent directors were installed.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ngo Yin Tsang, Xinyu Deng and Wandong Chen. Ngo Yin Tsang is the chairman of our audit committee. We have determined that Ngo Yin Tsang, Xinyu Deng and Wandong Chen satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Ngo Yin Tsang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing any audit problems or difficulties and management’s response with the independent auditors;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Ngo Yin Tsang, Xinyu Deng and Wandong Chen. Wandong Chen is the chairman of our compensation committee. We have determined that Ngo Yin Tsang, Xinyu Deng and Wandong Chen satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and recommending compensation packages for our most senior executive officers to the board;
●	approving and overseeing compensation packages for our executives other than the most senior executive officers;
●	reviewing and recommending to the board with respect to the compensation of our directors;
●	reviewing periodically and approving any long-term incentive compensation or equity plans;
●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Ngo Yin Tsang, Xinyu Deng and Wandong Chen. Xinyu Deng is the chairperson of our nominating and corporate governance committee. Ngo Yin Tsang, Xinyu Deng and Wandong Chen satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;
●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to our board the directors to serve as members of committees;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2018 and 2017, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)

Jianxin Zhang, CEO and Chairman of the Company and director and standing deputy general manager of China	2018	22,269	0	0	0	0	0	0	22,269
Liberal Beijing	2017	22,106	0	0	0	0	0	0	22,106

Wenhuai Zhuang, CFO of the Company and	2018	0	0	0	0	0	0	0	0
China Liberal Beijing	2017	0	0	0	0	0	0	0	0

Agreements with Named Executive Officers

Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of their employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receiving bribes, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

As of the date of this prospectus, our CEO and CFO have not entered into any written employment agreements with us.

Compensation of Directors

For the fiscal years ended December 31, 2018 and 2017, we did not make any compensation payments to our directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and
●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on [●] Ordinary Shares outstanding as of the date of this prospectus.

The number and percentage of Ordinary Shares beneficially owned after the offering are based on [●] Ordinary Shares outstanding following the sale of [●] Ordinary Shares if the total offering amount is raised. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have 4 shareholders of record holding beneficial ownership of 5% or more, none of which are located in the United States.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering		Percentage of Votes Held After this Offering
	Number	Percent	Number	Percent	Percent
Directors and Executive Officers:
Jianxin Zhang	0	0%	0	0%	0%
Wenhuai Zhuang	0	0%	0	0%	0%
Nan Hu	0	0%	0	0%	0%
Ngo Yin Tsang	0	0%	0	0%	0%
Xinyu Deng	0	0%	0	0%	0%
Wandong Chen	0	0%	0	0%	0%
5% Shareholders:
Ever Alpha Global Limited	411	14.1588%	[●]	[●] %	[●] %
Man Woo Limited	130	12.9870%	[●]	[●] %	[●] %
United Glory Global Limited	103	10.2897%	[●]	[●] %	[●] %
Fulai International Limited	80	7.9920%	[●]	[●] %	[●] %

History of Share Capital

We were incorporated in the Cayman Islands as an exempted company with limited liability on February 25, 2019. On the date of our incorporation and on an actual basis without effecting the Reorganization, we issued 1,000 Ordinary Shares to certain founders.

In March 2019, China Liberal, Yi Xin BVI and Yi Xin BVI’s sole shareholder (the “Yi Xin BVI Shareholder”) entered into a Sale and Purchase Agreement, whereby the Yi Xin BVI Shareholder sold 100% of the equity interests of Yi Xin BVI to China Liberal in consideration of one Ordinary Share of China Liberal being issued to Ever Alpha Global Limited, a BVI company wholly owned by the Yi Xin BVI Shareholder. After this transaction, China Liberal became the wholly-owned parent of Yi Xin BVI.

As of the date of this prospectus, our authorized share capital consists of $50,000 divided into 50,000 Ordinary Shares, par value $1.00 per share. As of the date of this prospectus, 1,000 shares were issued and outstanding. Holders of Ordinary Shares are entitled to one vote per share. We will authorize and issue Ordinary Shares in this offering.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Upon completion of this offering, the ten BVI founding entities (the “Beneficial Owners”) will hold [●]% of the combined total of our outstanding Ordinary Shares following the sale of the minimum offering amount, or [●]% of the combined total of our outstanding Ordinary Shares following the sale of the maximum offering amount. Following the completion of this offering, the Beneficial Owners will continue to have the power to act as a group in approving any action requiring a vote of the majority of our Ordinary Shares and to elect all of our directors.

Material Transactions with Related Parties

Share Purchase

Jianxin Zhang has been a director and the standing deputy general manager of China Liberal Beijing since January 2015. Boya Hong Kong has been China Liberal Beijing’s sole shareholder since China Liberal Beijing’s inception, its majority shareholder since January 2018, and its sole shareholder since February 2019. Each of Jianxin Zhang and Boya Hong Kong is a related party of China Liberal Beijing, the Company’s indirect operating subsidiary in the PRC.

In January 2018, five individual shareholders, including Jianxin Zhang invested in China Liberal Beijing for an 8.8228% equity interest in China Liberal Beijing, and Boya Hong Kong’s sole ownership of China Liberal Beijing was diluted to 91.1772%. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of these five individuals and completed the acquisition of their 8.82% ownership in China Liberal Beijing, for a total price of RMB 2.95 million (approximately $453,669). After this transaction, China Liberal Beijing became a 100% controlled subsidiary of Boya Hong Kong.

Reorganization

In March 2019, China Liberal, Yi Xin BVI and Yi Xin BVI’s sole shareholder (the “Yi Xin BVI Shareholder”) entered into a Sale and Purchase Agreement, whereby the Yi Xin BVI Shareholder sold 100% of the equity interests of Yi Xin BVI to China Liberal in consideration of one Ordinary Share of China Liberal being issued to Ever Alpha Global Limited, a BVI company wholly owned by the Yi Xin BVI Shareholder. After this transaction, China Liberal became the wholly-owned parent of Yi Xin BVI.

Amount due from a related party

On May 22, 2018, Xiamen Xinbaiyi Investment Group (“Xinbaiyi”), an entity related to the Company’s Board member and shareholder, Mr. Ruenjie Lin, entered into a loan agreement with the Company to borrow RMB2.5 million (approximately $363,000) as working capital for 10 months (from June 5, 2018 to February 28, 2019). The loan is non-interest bearing. Xinbaiyi repaid RMB2 million within 2018. The remaining balance of $72,700 as of December 31, 2018 has been fully collected as of February 2019.

Amount due to related parties

As of December 31, 2018, the balance due to related parties totaled $22,591. They comprise advances from the Company’s principal shareholders and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

In the fiscal year of 2017, five individual shareholders contributed an aggregate of RMB2.95 million (approximately $453,669) into China Liberal Beijing for an 8.8228% ownership interest and such amount was used to increase the paid-in capital of China Liberal Beijing. In addition, we also borrowed $14,956 from Ngai Ngai Lam, 100% owner of the current largest shareholder of China Liberal, as working capital.

Employment Agreements

See “Management — Employment Agreements”.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum and articles of association are summaries and do not purport to be complete. Reference is made to our amended memorandum and articles of association, which will become effective upon completion of this offering, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Law (2018 Revision) of the Cayman Islands, or the Cayman Companies Law, on February 25, 2019. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;
●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);
●	does not have to hold an annual general meeting;
●	does not have to make its register of members open to inspection by shareholders of that company;
●	may obtain an undertaking against the imposition of any future taxation;
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Each holder of our Ordinary Shares will be entitled to receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

At the time of the Company’s incorporation on February 25, 2019, the Company had an authorized share capital of $50,000, divided into 50,000 ordinary shares par value $1.00 per share.

In March 2019, China Liberal, Yi Xin BVI and Yi Xin BVI’s sole shareholder (the “Yi Xin BVI Shareholder”) entered into a Sale and Purchase Agreement, whereby the Yi Xin BVI Shareholder sold 100% of the equity interests of Yi Xin BVI to China Liberal in consideration of one Ordinary Share of China Liberal being issued to Ever Alpha Global Limited, a BVI company wholly owned by the Yi Xin BVI Shareholder. After this transaction, China Liberal became the sole shareholder of Yi Xin BVI.

Subject to the provisions of the Cayman Companies Law and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Law. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [●] Ordinary Shares issued and outstanding if the total offering amount is raised. The offering shall terminate on the earlier of:

1)	any time after the minimum offering amount of our Ordinary Shares is raised; or
2)	[90] days from the date of this prospectus although we retain the right to terminate the offering prior to the expiration of the [90]-day period.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Transhare Corporation.

Dividends

Subject to the provisions of the Cayman Companies Law and any rights attaching to any class or classes of shares, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Subject to the provisions of the Cayman Companies Law and any rights attaching to any class or classes of shares, our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Law regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest against us.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of share capital

Subject to the Cayman Companies Law, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;
(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;
(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;
(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and
(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Law and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on shares and forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least fourteen clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten per cent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a) either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b) whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the calls and forfeiture provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within fourteen days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Untraceable Shareholder

Subject to the Cayman Companies Law, we may sell, subject to certain conditions, any share of a shareholder who cannot be traced if, during a period of twelve years, at least three cash dividends in respect of the share have become payable and no such dividend during that period has been claimed.

Forfeiture or surrender of shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than fourteen clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of us and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share premium account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Law.

Redemption and purchase of own shares

Subject to the Cayman Companies Law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a) issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Law, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to the restrictions contained in our articles, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in any usual or common form or any other form approved by our board of directors, executed by or on behalf of the transferor (and, if in respect of a nil or partly paid up share, or if so required by our directors, by or on behalf of the transferee).

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

(a) the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of Ordinary Shares;

(c) the instrument of transfer is properly stamped, if required;

(d) the Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e) any fee related to the transfer has been paid to us; and

(f) the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. However, the registration of transfers may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Law to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Law to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of our paid up voting share capital deposited in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least fourteen days’ notice of an extraordinary general meeting and twenty-one days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Law and with the consent of the shareholders who, individually or collectively, hold at least ninety percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

The presence of one third of the shareholders, whether in person or represented by proxy, shall constitute a quorum at a general meeting.

If, within fifteen minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten per cent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

The remuneration of the directors shall be determined by the shareholders by ordinary resolution, except that the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a) he is prohibited by the law of the Cayman Islands from acting as a director;

(b) he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c) he resigns his office by notice to us;

(d) he only held office as a director for a fixed term and such term expires;

(e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Powers and duties of directors

Subject to the provisions of the Cayman Companies Law, our memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. However, to the extent allowed by the Cayman Companies Law, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a) the giving of any security, guarantee or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii) a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b) where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c) any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e) any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Law) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of profits

The directors may resolve to capitalize:

(a) any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b) any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Law, pass a special resolution allowing the liquidator to do either or both of the following:

(a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, a statement of the shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out therein and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of Ordinary Shares by the Company to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Law is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Law and the current Companies Act of England. In addition, the Cayman Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

Position in Cayman Islands

The Cayman Companies Law provides for the mergers or consolidation of two or more companies in a single entity. The legislation makes a distinction between a “consolidation” and a “merger”. In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving party, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the new rules, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a) the statutory provisions as to the required majority vote have been met;

(b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d) the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

Position in Delaware

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

Position in Cayman Islands

In principle, we will normally be the proper plaintiff and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

(a) a company acts or proposes to act illegally or ultra vires;

(b) the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

(c) those who control the company are perpetrating a “fraud on the minority”.

Position in Delaware

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Executive Officers and Limitation of Liability

Position in Cayman Islands

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime or against the indemnified person’s own fraud or dishonesty. Our articles provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

Position in Delaware

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:

●	a duty to act in good faith in what the directors bona fide consider to be the best interest of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);
●	a duty not to personally profit from opportunities that arise from the office of director;
●	a duty of trusteeship of the company’s assets;
●	a duty not to put himself in a position where the structures of a company conflict of his or her personal interest on his or her duty to a third party to avoid conflicts of interest; and

a duty to exercise powers for the purpose for which such powers were conferred.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Law does not provide shareholders any rights to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Law, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Under the Cayman Companies law, there is no cumulative voting for the election of directors unless so provided in the memorandum and articles of association.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles, the office of a director may be terminated forthwith if (a) he is prohibited by the law of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Under the Cayman Companies law, removal of directors is governed by the terms of the memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Law does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Law and our articles, our company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under the Cayman Companies Law and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Law, our articles may only be amended by special resolution of our shareholders.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our Ordinary Shares. We are in the process of applying to list our Ordinary Shares on the Nasdaq Capital Market under the symbol CLEU. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares representing approximately [●]% of our Ordinary Shares in issue if the Ordinary Shares are offered and sold at the minimum offering amount, and approximately [●]% of our Ordinary Shares in issue if the Ordinary Shares are offered and sold at the maximum offering amount. This number excludes any issuance of aggregate of additional Ordinary Shares that could occur in connection with the conversion or exercise of our outstanding convertible promissory notes, options and warrants.

All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our affiliates without restriction or further registration under the Securities Act.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

People’s Republic of China Enterprise Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Tian Yuan Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Enterprise Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, and became effective on January 1, 2008, and then amended on February 24, 2017, and the Implementation Rules of the EIT Law, or the Implementation Rules, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC Subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC Subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although China Liberal does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of China Liberal and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of China Liberal Education Holdings Limited, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that China Liberal and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Tian Yuan Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. See “Risk Factors—Risks Related to Doing Business in the PRC— If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Generally, resident enterprises in the PRC are subject to the enterprise income tax at the rate of 25%. Our company is granted preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, to enjoy a preferential enterprise tax rate of 15%. Therefore, China Liberal Beijing pays an EIT approximately US$167,813 and US$158,109 in the years ended December 31, 2018 and 2017. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that China Liberal Beijing is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Value-added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC, which were promulgated by the MOF, on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 6% for taxpayers selling services or intangible assets.

According to Provisions in the Notice on Adjusting the Value added Tax Rates (Cai Shui [2018] No. 32), or the Notice, issued by the SAT and the MOF, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. The Notice took effect on May 1, 2018, and the adjusted VAT rates took effect at the same time.

The Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner on March 23, 2016, which took effect on May 1, 2016. Pursuant to such circular, the Value Added Tax Pilot Program has been applicable nationwide since May 1, 2016.

According to the VAT Regulations and the related rules, as of the date of this prospectus, as taxpayers selling services, China Liberal Beijing is generally subject to 6% VAT rate.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

As of the date of this prospectus, when considered as a non-PRC resident investor, which is much more likely to happen than not, Boya Hong Kong shall be subject to the dividend withholding tax at the rate of 10%. (See “Risk Factors” and “Taxation.”) Upon identified as the Hong Kong resident enterprise stipulated by the Double Tax Avoidance Arrangement and other applicable laws, the withholding tax may be reduced to 5%.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended June 30, 2018 and 2017.

British Virgin Islands Taxation

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to British Virgin Islands income or corporation tax.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	regulated investment companies;
●	advertising investment trusts;
●	broker-dealers;
●	persons that elect to mark their securities to market;
●	U.S. expatriates or former long-term residents of the U.S.;
●	governments or agencies or instrumentalities thereof;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);
●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons holding our Ordinary Shares through partnerships or other pass-through entities;
●	beneficiaries of a Trust holding our Ordinary Shares; or
●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

UNDERWRITING

We expect to enter into an underwriting agreement with Boustead Securities, LLC (the “Underwriter”), as the Underwriter named therein, with respect to the Ordinary Shares in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell a minimum offering amount of Ordinary Shares and a maximum offering amount of Ordinary Shares on a best efforts basis. The offering is being made without a firm commitment by the Underwriter, which has no obligation or commitment to purchase any securities. The Underwriter is not required to sell any specific number of dollar amount of Ordinary Shares but will use its best efforts to sell the Ordinary Shares offered.

We do not intend to close this offering unless we sell at least a minimum number of Ordinary Shares, at the price per Ordinary Share set forth on the cover page of this prospectus, to result in sufficient proceeds to list our Ordinary Shares on the Nasdaq Capital Market. We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “CLEU”. Because this is a best efforts offering, the Underwriter does not have an obligation to purchase any securities, and, as a result, we may not be able to sell the minimum number of Ordinary Shares. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) 90 days from the date of this prospectus, or the expiration date. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

The underwriting agreement provides that the obligation of the Underwriter to sell the Ordinary Shares, on a best efforts basis, is subject to certain conditions precedent, including but not limited to (1) obtaining listing approval on the Nasdaq Capital Market, (2) delivery of legal opinions and (3) delivery of auditor comfort letters. The Underwriter is under no obligation to purchase any Ordinary Shares for its own account. To list on the Nasdaq Capital Market, we are required to satisfy the financial and liquidity requirements of Nasdaq Capital Market under the Nasdaq Listing Rules. To qualify for listing, we intend to choose to meet the “net income” standard, one of the three listing standards under the Nasdaq Capital Market, i.e., pre-tax income standard requirements of having net income of $750,000 in the latest fiscal year or in two of the last three fiscal years, total shareholders’ equity of at least $4 million in the most recent fiscal year, having at least 300 round lot holders, a minimum bid or closing price of $4 per Ordinary Share, a minimum of 1 million publicly-held shares, the market value of publicly held Ordinary Shares of at least $5 million, in addition to meeting the board independence requirement. We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market. Trading in the Ordinary Shares will commence within five days after the date of the initial issuance of Ordinary Shares pursuant to this prospectus. As an offering on a best efforts basis, there can be no assurance that the offering contemplated hereby will ultimately be consummated. The Underwriter may, but is not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority, Inc.

Discounts, Commissions and Expenses

We have agreed to pay the Underwriter a fee (or cash commission) equal to 7% of the gross proceeds of the offering from investors to be disbursed to the Company from the offering.

We have agreed to pay the Underwriter’s reasonable out-of-pocket expenses (including fees and expenses of the Underwriter’s counsel not exceeding $100,000 in the aggregate) incurred by the Underwriter in connection with this offering up to $300,000. We have agreed to pay in cash any unreimbursed expenses that have accrued as of the date of earlier termination of the agreement with the Underwriter. We have also agreed to grant to the Underwriter a warrant covering a number of Ordinary Shares equal to 7% of the aggregate number of the Ordinary Shares sold in the offering. The Underwriter warrants will be exercisable, in whole or in part, during a period commencing on the issuance date and will expire five years from the effective date of the offering. The Underwriter warrants will be exercisable at a price equal to the offering price and shall not be redeemable. We will register the shares underlying the Underwriter warrants and will file all necessary undertakings in connection therewith. The Underwriter warrants may not be sold, transferred, assigned, pledged or hypothecated for a period beginning from SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part (in accordance with FINRA Rule 5110), until 180 days after the effective date of the offering, except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the Underwriter, and to members of the syndicate or selling group and their respective officers, managers, members or partners. The Underwriter warrants may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for one demand registration of the sale of underlying shares at our expense, an additional demand registration at the Underwriter warrants’ holders’ expenses, and unlimited “piggyback” registration rights at our expense for a period of [●] years after the closing of the offering. The piggyback registration right provided will not be greater than seven (7) years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). The demand for registration may be made at any time [●] year after the closing of the offering but no later than [●] years after the closing of the offering.

We have agreed to pay our expenses related to the offering. We estimate that our total expenses related to this offering, excluding the estimated commissions to the Underwriter and payment of the Underwriter’s expenses referred to above, will be approximately $[●].

Except as disclosed in this prospectus, the Underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The table below shows the per Ordinary Share and total commissions that we will pay to the Underwriter.

	Minimum offering amount		Maximum offering amount
	Per Ordinary Share	Total	Per Ordinary Share	Total
Commissions to the Underwriter ([●]%) for sales to investors introduced by the Underwriter	US$	US$	US$	US$

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price will be determined by negotiations between us and the Underwriter. In determining the initial public offering price, we and the Underwriter expects to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the representatives;
●	our prospects and the history and prospects for the industry in which we compete;
●	an assessment of our management;
●	our prospects for future earnings;
●	the general condition of the securities markets at the time of this offering;
●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and
●	other factors deemed relevant by the Underwriter and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the Underwriter can assure investors that an active trading market will develop for our Ordinary Shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Underwriter may be required to make for these liabilities.

Terms of the Offering

We are offering, on a best efforts basis, a minimum of $[●] and a maximum of $[●]. The offering is being made without a firm commitment by the Underwriter, which has no obligation or commitment to purchase any securities. The Underwriter is not required to sell any specific number of dollar amount of the Ordinary Shares but will use its best efforts to sell of the Ordinary Shares offered. The Ordinary Shares are being offered for a period not to exceed 90 days. If the minimum offering amount is not raised prior to [●], all subscription funds from the escrow account will be returned to investors promptly without interest (since the funds are being held in a non-interest bearing account) or deduction of fees. The offering may terminate on the earlier of (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) 90 days from the date of this prospectus. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

●	may not engage in any stabilization activity in connection with our securities; and
●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Escrow Agent and Deposit of Offering Proceeds

The Underwriter and the Company have agreed in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received by the Underwriter for the sale of the ordinary shares to be promptly deposited in a non-interest bearing escrow account (“Escrow Account”) maintained by Sutter Securities Clearing, f/k/a FinTech Clearing, an affiliate of the Underwriter (the “Escrow Agent”) as escrow agent for the investors in the offering. The purpose of the Escrow Account is for (i) the deposit of all subscription monies (wire transfers or ACH authorization) which are received by the Underwriter from prospective purchasers of our offered Ordinary Shares and are delivered by the Underwriter to the Escrow Agent, (ii) the holding of amounts of subscription monies which are collected through the banking system, and (iii) the disbursement of collected funds. The Escrow Agent will exercise signature control on the escrow account and will act based on joint instructions from our Company and the Underwriter. On the closing date for the offering, and presuming that all conditions to closing have been attained (i.e. Nasdaq approval and other conditions described herein) proceeds in the escrow account maintained by the Escrow Agent will be delivered to our company. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China, which may take as long as six months in the ordinary course.

Simultaneously with each deposit to the Escrow Account, the Underwriter shall inform the Escrow Agent about the subscription information for each prospective purchaser. Upon the Escrow Agent’s receipt of such monies, they shall be credited to the Escrow Account. The Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Escrow Account ACH authorization which are not accompanied by the appropriate subscription information. Wire transfers or ACH authorizations representing payments by prospective purchasers shall not be deemed deposited in the Escrow Account until the Escrow Agent has received in writing the subscription information required with respect to such payments.

No interest will be available for payment to either us or the investors (since the funds are being held in a non-interest bearing account). All subscription funds will be held in trust pending the raising of the minimum offering amount and no funds will be released to us until the completion of the offering. Release of the funds to us is based upon the Escrow Agent reviewing the records of the depository institution holding the escrow to verify that the funds received have cleared the banking system prior to releasing the funds to us. All subscription information and subscription funds through wire transfers should be delivered to the Escrow Agent. Failure to do so will result in subscription funds being returned to the investor. In event that the offering is terminated, all subscription funds from the escrow account will be returned to investors.

If we do not terminate this offering before the offering is terminated, all amounts will be promptly returned to the investors as described below. In the event of any dispute between us and the Underwriter, including whether and how funds are to be reimbursed, the Escrow Agent is entitled to petition a court of competent jurisdiction to resolve any such dispute.

Investors must pay in full for Ordinary Shares at the time of investment. Payment for the shares may be made by wire made payable to “[●], as Escrow Agent for China Liberal Education Holdings Limited” The bank drafts and money orders will be forwarded/returned by the Underwriter and their dealers to the Escrow Agent by noon of the following business day. The Underwriter will inform prospective purchasers of the anticipated date of closing.

Proceeds deposited in escrow with the Escrow Agent may not be withdrawn by investors prior to the earlier of the closing of the offering or the date the offering is terminated. If the offering is withdrawn or canceled or terminated and proceeds therefrom are not received by us on or prior to the date the offering is terminated, all proceeds will be promptly returned by the Escrow Agent without interest or deduction to the persons from which they are received (within one business day) in accordance with applicable securities laws. All such proceeds will be placed in a non-interest bearing account pending such time.

Lock-Up Agreements

We and each of our officers, directors, and all existing shareholders agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our Ordinary Shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of twelve (12) months after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the Underwriter.

The Underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the Underwriter. In addition, Ordinary Shares may be sold by the Underwriter to securities dealers who resell Ordinary Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as Underwriter and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$

Nasdaq Capital Market Listing Fee	$

FINRA	$

Legal Fees and Expenses	$

Accounting Fees and Expenses	$

Printing and Engraving Expenses	$

Miscellaneous Expenses	$

Total Expenses	$

These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Campbells. Legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm. Pryor Cashman LLP is acting as counsel to the Underwriter.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

EXPERTS

The financial statements as of December 31, 2018 and 2017, and for the years ended December 31, 2018 and 2017, included in this registration statement have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

China Liberal Education Holdings Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Liberal Education Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

May 6, 2019, except Notes 2, 12 and 16, as to which the date is June 18, 2019

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2018	2017
ASSETS
CURRENT ASSETS
Cash	$2,077,166	$7,970
Accounts receivable, net	833,174	632,724
Contract receivable, net	960,237	160,270
Advance to suppliers	19,885	1,529,865
Loan receivable	-	1,997,726
Due from a related party	72,700	-
Prepaid expenses and other current assets	286,052	169,864
TOTAL CURRENT ASSETS	4,249,214	4,498,419

Property and equipment, net	101,205	68,155
Contract receivable, net	1,617,186	684,780
TOTAL NONCURRENT ASSETS	1,718,391	752,935

TOTAL ASSETS	$5,967,605	$5,251,354

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$121,558	$171,976
Deferred revenue	149,560	104,181
Taxes payable	244,142	177,722
Due to related parties	22,591	14,956
Accrued expenses and other current liabilities	178,175	171,526
TOTAL CURRENT LIABILITIES	716,026	640,361

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, $1.00 par value, 50,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid in capital	4,583,116	1,647,527
Statutory reserve	294,158	201,468
Retained earnings	88,967	2,274,585
Accumulated other comprehensive income (loss)	(234,237)	26,746
Total shareholders’ equity	4,733,004	4,151,326
Non-controlling interest	518,575	459,667
Total equity	5,251,579	4,610,993

TOTAL LIABILITIES AND EQUITY	$5,967,605	$5,251,354

The accompanying notes are an integral part of these consolidated financial statements

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2018	2017

REVENUE, NET	$4,808,993	$3,885,886
COST OF REVENUE	2,702,297	2,161,322
GROSS PROFIT	2,106,696	1,724,564

OPERATING EXPENSES
Selling expenses	704,060	541,424
General and administrative expenses	579,500	408,762
Total operating expenses	1,283,560	950,186

INCOME FROM OPERATIONS	823,136	774,378

OTHER INCOME
Interest income	88,926	70,743
Other income, net	180,191	187,794
Total other income, net	269,117	258,537

INCOME BEFORE INCOME TAXES	1,092,253	1,032,915

INCOME TAX PROVISION	167,813	158,109

NET INCOME	924,440	874,806
Less: net income attributable to non-controlling interest	81,779	5,800
NET INCOME ATTRIBUTABLE TO THE COMPANY	$842,661	$869,006

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign current translation adjustment	(260,983)	238,632
TOTAL COMPREHENSIVE INCOME	663,457	1,113,438
Less: comprehensive income (loss) attributable to non-controlling interest	(22,871)	198
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$686,328	$1,113,240

EARNINGS PER SHARE
Basic and diluted	$842.7	$869.0

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	reserve	earnings	income (loss)	equity	interest	equity

Balance at December 31, 2016	1,000	$1,000	$1,647,527	$113,816	$1,493,231	$(211,886)	$3,043,688	$-	$3,043,688
Acquisition of minority interest in China Boya			-	-	-	-	-	453,669	453,669
Appropriation to statutory reserve			-	87,652	(87,652)	-	-	-	-
Net income	-	-	-	-	869,006	-	869,006	5,800	874,806
Foreign currency translation adjustment	-	-	-	-	-	238,632	238,632	198	238,830

Balance at December 31, 2017	1,000	$1,000	$1,647,527	$201,468	$2,274,585	$26,746	$4,151,326	$459,667	$4,610,993

Capital restructuring (Note 11)			2,935,589		(2,935,589)	-	-	-	-
Appropriation to statutory reserve	-	-		92,690	(92,690)	-	-	-	-
Net income	-	-	-	-	842,661	-	842,661	81,779	924,440
Foreign currency translation adjustment	-	-	-	-	-	(260,983)	(260,983)	(22,871)	(283,854)

Balance at December 31, 2018	1,000	$1,000	$4,583,116	$294,158	$88,967	$(234,237)	$4,733,004	$518,575	$5,251,579

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2018	2017

Cash flows from operating activities
Net income	$924,440	$874,806
Adjusted to reconcile net income to cash provided by (used in) operating activities
Depreciation and amortization	45,347	46,649
Loss from disposal of fixed assets	-	22,223
Changes in operating assets and liabilities:
Accounts receivable, net	(243,769)	(552,457)
Contract receivable, net	(1,848,073)	(813,737)
Advance to suppliers	1,484,014	(1,471,166)
Due from a related party	(75,571)	-
Prepaid expenses and other current assets	(130,282)	(20,178)
Accounts payable	(42,786)	121,143
Deferred revenue	53,000	(1,847,265)
Taxes payable	78,988	(48,262)
Accrued expenses and other current liabilities	16,507	(26,949)
Net cash provided by (used in) operating activities	261,816	(3,715,193)

Cash flows from investing activities
Purchase of property and equipment	(83,515)	(9,353)
Repayment of loan receivable	1,964,844	443,931
Loan to a third party	-	(1,923,703)
Collection of an investment deposit	-	1,659,491
Collection of a short-term investment	-	2,663,589
Net cash provided by investing activities	1,881,329	2,833,955

Cash flows from financing activities
Purchase of non-controlling interest	-	453,669
Proceeds from related party loans	8,094	1,580
Net cash provided by financing activities	8,094	455,249

Effect of changes of foreign exchange rates on cash	(82,043)	(4,738)
Net increase (decrease) in cash	2,069,196	(430,727)
Cash, beginning of year	7,970	438,697
Cash, end of year	$2,077,166	$7,970

Supplemental disclosure of cash flow information
Cash paid for interest expense	$-	$-
Cash paid for income tax	$79,830	$208,936

Supplemental disclosure of non-cash investing and financing activities
Capital restructuring	$2,935,589	$-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

China Liberal Education Holdings Limited (“China Liberal” or the “Company”) was established under the laws of the Cayman Islands on February 25, 2019 as a holding company.

China Liberal owns 100% equity interest of Yi Xin BVI International Investment Limited (“Yi Xin BVI”), a business company established under the laws of the British Virgin Islands (“BVI”) on October 19, 2010

China Liberal Beijing Education Group Co., Limited (“Boya Hong Kong”), formerly known as Haier International Investment Holding Limited, was incorporated in accordance with the laws and regulations of Hong Kong on May 11, 2011, and changed to its current name on July 19, 2016. Yi Xin BVI owns 100% equity interest in Boya Hong Kong.

China Liberal, Yi Xin BVI and Boya Hong Kong are currently not engaging in any active business operations and merely acting as holding companies.

Huaxia Boya (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”) was formed on August 8, 2011, as a Wholly Foreign-Owned Enterprise (“WOFE”) in the People’s Republic of China (“PRC”), with the registered capital of RMB 33.46 million (approximately $5.1 million). Through December 31, 2018, Boya Hong Kong owned 91.1772% ownership interest in China Liberal Beijing, with the remaining 8.8228% ownership interest owned by five individual shareholders (see Note 15).

The Company, through its wholly-owned subsidiaries, is primarily engaged in providing educational services in the People’s Republic of China (the “PRC”) under the “China Liberal” brand. The Company offers a wide range of educational services and programs to customers, consisting primarily of Sino-foreign Jointly Managed Academic Programs, sales of textbooks and course material sales, Overseas Study Consulting Services and technological consulting services provided for targeted Chinese universities/colleges to help them improve their data management system and to optimize their teaching and operating environment.

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on March 25, 2019. The reorganization involved the incorporation of China Liberal, and the transfer of the 100% equity interest of Yi Xin BVI to China Liberal. Consequently, China Liberal became the ultimate holding company of all other entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Upon the completion of the Reorganization, the Company has subsidiaries in countries and jurisdictions in the PRC, Hong Kong and BVI. Details of the subsidiaries of the Company as of December 31, 2018 were set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
China Liberal	February 25, 2019	Cayman Island	Parent, 100%	Investment holding

Yi Xin BVI	October 19, 2010	BVI	100%	Investment holding

Boya Hong Kong	May 11, 2011	Hong Kong	100%	Investment holding

China Liberal Beijing	August 8, 2011	Beijing, PRC	91.18%	Education service provider

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of China Liberal, Yi Xin BVI, Boya Hong Kong and China Liberal Beijing. All inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interests represent five minority shareholders’ aggregate 8.8228% ownership interest in China Liberal Beijing as of December 31, 2018 and 2017. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling interest holders and the shareholders of the Company.

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (” US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, advances to suppliers, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

Risks and Uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts and contract receivable, net

Accounts and contract receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2018 and 2017, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

The Company’s contract receivable represents balance derived from the Technological Consulting Services for Smart Campus Solutions provided to a Chinese university, Fuzhou Melbourne Polytechnic (“FMP’), when the projects under the contract have been completed and accepted by FMP, but the balance has not been past due based on the contracted payment schedule. The Company offers longer credit terms to FMP for the purpose of maintaining long-term relationship. In addition to the “smart campus” solutions related services provided to FMP, the Company also has Sino-foreign Jointly Managed Education Programs services with FMP since 2011. The Company had not incurred any bad debts with FMP in the past, and accordingly considers the contract receivable fully collectible. Thus, there was no allowance recorded on such outstanding contract receivable for the years ended December 31, 2018 and 2017 (See Note 3).

Advances to suppliers

Advance to suppliers consists of balances paid to suppliers that have not been provided or received. The Company makes advance payment to suppliers for purchase of equipment and devices in order to undertake the “smart campus” consulting projects for customers. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the advance becomes doubtful. As of December 31, 2018 and 2017, there was no allowance recorded as the Company considers all of the advances fully realizable.

Loans receivable

Loans receivable represent cash advance mainly used for short-term funding to unrelated third parties. The loans are due on demand with an interest rate ranged from 4.8% to 5% per annum. Loans receivable are reviewed periodically as to whether their carrying values remain realizable.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2018 and 2017.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•      Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•      Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•      Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, advances to suppliers, due from a related party, loans receivable, prepaid expenses and other current assets, accounts payable, deferred revenue, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of December 31, 2018 and 2017 based upon the short-term nature of the assets and liabilities. The fair value of the contract receivable also approximate its carrying amount because the receivable was derived from a fixed-price contract and will be settled by cash.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	5 years
Electronic equipment	5 years
Transportation vehicles	5-10 years
Leasehold improvement	Shorter of the lease term or estimated useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Revenue recognition

The Company’s revenue is recognized when persuasive evidence that an arrangement exists, delivery of services or products has occurred, the selling price is fixed or determinable and the collection is reasonably assured. Revenue is reported net of all value added taxes (“VAT”).

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The primary sources of the Company’s revenue are as follows:

-	Sino-foreign Jointly-Managed Academic Programs

The Company recommends and coordinates accredited international universities/colleges to forge partnerships with Chinese host universities/colleges to establish international education programs at degree level. Chinese host universities/colleges then utilize their existing administrative ability, campus classrooms and facilities to recruit Chinese students into such programs. The Company also selects, recruits and appoints qualified foreign faculty to teach major courses at selected Chinese host universities/colleges and bears all faculty related costs, provides continuing support to foreign faculty, develops and delivers major course content and materials to ensure teaching quality meeting international standards, and to optimize students’ learning outcome and to prepare them for further education overseas and help them with course credit conversion in the event that any student decides to pursue further study overseas. The Company actively supports and interacts with enrolled students throughout their programs to ensure successful program completion. As a result of performing the above mentioned services, the Company is entitled to receive 30% to 50% of such student tuitions, which are collected first by Chinese host universities/colleges from enrolled students at the beginning of each academic school year, and then remitted to the Company.

With respect to Sino-foreign Jointly Managed Academic Programs, the Company is not involved in recruiting students, collecting tuition refunding tuition when students dropout, all of which are handled by the host universities/ colleges. The host universities/ colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. The Company’s contracts with Chinese host universities/colleges provide that (1) the host universities/ colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to the Company after the student headcounts have been finalized, and (2) the portion of tuition fee that the Company is entitled to receive is calculated based on the final actual number of students retained with the universities/colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities/ colleges before the Company receives its portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, the Company initially accrues the estimated refund based on an historical 1% student dropout rate, and makes subsequent true-up adjustments after the final number of students retained with the host universities/colleges is determined. Such adjustments were immaterial for the years ended December 31, 2018 and 2017.

The Company’s contracts with Chinese host universities/colleges provide that foreign teachers assigned by the Company should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities/ colleges have the right to withhold the Company’s portion of the tuition if the Company does not take corrective action when the Company’s service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by the Company. The Company maintains active communications with the host universities/ colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved on in a timely manner so as to achieve satisfactory long-term cooperation with the host universities/ colleges. There were no complaints received from the host universities/ colleges with respect to the Company’s services for the years ended December 31, 2018 and 2017 which required material adjustment to the amount of fees received by the Company.

The tuition fees received by the Company are initially recorded as deferred revenue and recognized ratably over applicable academic year as the Company’s teaching, management and other supporting services are carried out over the whole academic year.

-	Sales of textbooks and course materials

In order to ensure the quality of the course content to meet international standards, the Company have developed and edited more than 16 English textbooks and course materials with emphasis on language training, and sells these textbooks and course materials to students enrolled under the Sino-foreign joint education programs.

Revenue from sales of textbooks and related course materials is recognized upon delivery of textbooks and course materials, which is when the risks and titles are transferred.

-	Overseas Study Consulting Service

The Company’s Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences and to expand their horizon and employment possibilities. The Company’s overseas study consulting services are typically performed under one-on-one private tutoring model with duration of four to six months. The Company provides school information to help students make informed decisions about which institution and major to choose from, help them prepare for school application and admission; provides study plans, language training and test preparation courses to help students improve their foreign language ability and help them achieve higher scores in international admission and assessment tests. The Company also helps students on visa application and paperwork, and offers overseas extended services such as finding accommodation and travel assistance. In connection with these services, the Company collects an up-front fee based on the scope of consulting services requested by students. 90% of the consulting service fee collected is non-refundable, and is recognized ratably as revenue over the service period, while 10% of the consulting fee is refundable and is deferred and recognized as revenue when students are successfully admitted by foreign institution and student visas are granted.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (Continued)

-	Technological Consulting Services for Smart Campus Solutions

Under the concept of “creating smart campus”, the Company’s technological consulting services utilize the advanced information technology such as cloud computing, mobile internet and big data analytics to provide total solutions to targeted Chinese universities/colleges in order to integrate and improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. The Company’s “smart campus” related technological consulting service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. In the same contract, it may also include provisions that require the Company to provide post-contract maintenance support for a period ranging from several months to three years after customized “smart campus” solutions and services are delivered.

The Company evaluates “smart campus” solution service contracts and determines whether these contracts contain multiple deliverable arrangements. An arrangement is separated, if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element (s) and (3) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element (s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, appropriate revenue recognition convention is then applied to each separate unit of accounting. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered.

The Company determines “smart campus” solution and application customization service, installations of hardware and software components, and post-contract continuous maintenance support, as separated deliverables in same fixed-fee contract, because the Company’s promise to transfer each of these services is separately identifiable from other promises in the contract. The Company allocates contract revenue to the identified separate units based on their relative fair value.

Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions. Revenue allocated to technological consulting services for “smart campus” solution is recognized upon completion of each unit of service. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

Costs on data management application system customization

With its “smart campus” solution services to Chinese universities/colleges, the Company provides technical support to help Chinese universities/ colleges to customize their campus data management application system to record student information. The Company does not develop and own the data management application software. Costs incurred, which consist primarily of internal salaries and benefits of personnel involved in the provision of such services, were included in the cost of revenue in the consolidated statements of income and comprehensive income.

Advertising expense

Advertising expenses primarily relate to advertisement of the Company’s brand name and services through outdoor billboards and social media such as Weibo and WeChat. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $47,353 and $27,884 for the years ended December 31, 2018 and 2017, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government subsidies

Government subsidies primarily relate to value added tax refund on qualified teaching data management software developed by the Company and used in the Company’s Technological Consulting Services for Smart Campus Solution projects, with the subsidy amount approved by local tax authority. The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $169,789 and $158,625 for the years ended December 31, 2018 and 2017, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2018 and 2017. The Company does not believe there was any uncertain tax provision at December 31, 2018 and 2017.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended December 31, 2018 and 2017. As of December 31, 2018, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s PRC Subsidiary remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with VAT on selected sectors including but not limited to education in Beijing effective September 1, 2012. In August 2013, the pilot program was expanded nationwide in certain industries. Since May 2016, the change from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The VAT rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3%~5% business tax rate which was applicable prior to the reform.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2018 and 2017, there were no dilutive shares.

Foreign currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2018	December 31, 2017
Year-end spot rate	US$1=RMB 6.8776	US$1=RMB 6.5074
Average rate	US$1=RMB 6.6163	US$1=RMB 6.7578

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In May 2014, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods). In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods within annual reporting period beginning after December 15, 2019.

The Company adopted ASC 606 on January 1, 2019, using the modified retrospective method. The Company has completed the assessment of the impact of this new guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that might result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606. The adoption of Topic 606 did not result in a cumulative catch-up adjustment to the Company’s opening balance sheets of retained earnings at the effective date and therefore there were no material changes to the Company’s consolidated financial statements. The Company’s future financial statements will include additional disclosures as required by Topic 606.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (Continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. The guidance will be effective in fiscal year 2020, with early adoption permitted, and must be applied using a modified retrospective approach. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” As an emerging growth company, we will adopt this guidance effective January 1, 2020. We do not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on our consolidated financial statements.

In February 2018, the FASB has issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. This guidance did not have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017, and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2018	December 31, 2017
Accounts receivable- Overseas Study Consulting Services	$346,332	$-
Accounts receivable- Sino-foreign Jointly Managed Academic Programs	486,842	632,724
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$833,174	$632,724

Under the Sino-foreign Jointly Managed Academic Programs, student tuition fees are collected by the Chinese host universities/colleges at the beginning of each academic school year and then remit the agreed portion to the Company within one to four months. The $486,842 tuition receivable under joint-managed academic programs as of December 31, 2018 has been fully collected in January and March 2019.

The Company’s overseas study consulting services normally require students to make upfront payment upon signing of contract. Occasionally, some students may wish to make installment payments. The $346,332 balance as of December 31, 2018 represents those billed but not yet collected installment payments, which have been fully collected in January 2019.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACT RECEIVABLE, NET

Contract receivable consists of the following:

	December 31, 2018	December 31, 2017
Contract receivable- “Smart Campus” related technological consulting services	$2,425,779	$845,050
Contract receivable- “Smart campus” project maintenance and technical support fee	151,644	-
Less: allowance for doubtful accounts	-	-
Total contract receivable, net	2,577,423	845,050
Less: current portion of contract receivable	960,237	160,270
Contract receivable, non-current	$1,617,186	$684,780

In 2017, the Company entered into a contract with Fuzhou Melbourne Polytechnic (“FMP’) to help FMP with its smart campus project, which include creating a big data center, digital classrooms, and an experiment-based simulation teaching center for its business school.

The projects under FMP contract requires the leveraging hardware facilities such as sensors, internet of things, digital portal, electronic blackboards, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment, together with data management applications, to create a total smart campus solution for FMP. In addition to the installation of hardware and data management application to make the smart campus system meet the expected operational conditions, the Company is also responsible for the post-contract maintenance and continuous technical support during the period of 2019 to 2021. Total contract price under the FMP “smart campus” project is RMB 16.68 million (approximately $2.4 million) for completion of the software and hardware installation, plus additional RMB 5.05 million (approximately $0.73 million) post-contract maintenance and technical support fee. Among the RMB 5.05 million maintenance and support fee, RMB 1.04 million (USD $151,644) contract receivable for maintenance and technical support services rendered in 2018 has been received in January 2019. The remaining RMB 4.01 million (approximately $0.58 million) post-contract maintenance and technical support fee will be paid in three equal installments in 2019 to 2021 when services are rendered.

The contracted projects for the big data center, digital classrooms, an experiment-based simulation teaching center and a lab-based experiment center have been fully completed in November 2018 with satisfactory inspection and acceptance by FMP in December 2018. Based on the contract payment schedule, RMB 16.68 million earned project fee shall be paid in three installments as follows:

Payment schedule	RMB	USD
2019	5,561,180	$808,593
2020	5,561,180	808,593
2021	5,561,180	808,593
Total	16,683,540	$2,425,779

As of December 31, 2018 and 2017, no allowance for doubtful accounts was recorded as the Company considers all of the contract receivable on “smart campus” project from FMP fully collectible because in addition to the “smart campus” project, the Company has Sino-foreign Jointly Managed Academic Programs with FMP since 2011 and there was no payment default based on past experience with FMP. Accordingly, management believes that cash collection from FMP is reasonably assured. As of December 31, 2018, $808,593 contract receivable aged above 1 year was scheduled to be settled by FMP within 2019. Subsequently in April 2019, FMP made a payment of RMB 2 million (USD $290,799) to the Company as part of the 2019 payment and the Company expects to collect the remaining $517,794 from FMP by October 2019.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — ADVANCE TO SUPPLIERS, NET

In connection with the technological consulting services provided to FMP for the ’smart campus” project as disclosed in Note 4, the Company made advance payment of $1,529,865 to suppliers in 2017 for purchase of electronic sensors, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment. Most of the purchased equipment and electronic components have been received and used on the projects in 2018. The balance of advance to suppliers was $19,885 as of December 31, 2018.

NOTE 6 — LOAN RECEIVABLE

On March 19, 2017, the Company advanced a short-term loan in the amount of $1,997,726 (RMB 13 million) to a non-related third party, Jinjiang Hengfeng Trading Co., Ltd.(“Hengfeng”), as working capital, bearing interest rate of 4.8% per annum with maturity date of September 19, 2017. Immediate before the loan maturity, on September 5, 2017, the Company and Hengfeng signed a supplemental agreement to extend the loan maturity to December 19, 2018 with adjusted interest rate of 5% per annum. The loan was guaranteed by another non-related third party, Fujian Rongde Cotton Spinning Co., Ltd. This loan was repaid in full in December 2018 as scheduled. The Company recorded an interest income of $88,926 and $70,743 for the years ended December 31, 2018 and 2017, respectively.

NOTE 7 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	December 31, 2018	December 31, 2017
Other receivable (1)	$94,106	$62,329
Interest receivable (2)	163,502	77,589
Others prepaid expenses (3)	28,444	29,946
Subtotal	286,052	169,864
Allowance for doubtful accounts	-	-

Prepaid expenses and other current assets, net	$286,052	$169,864

(1)	Other receivable primarily include advances to employees for business development and rental security deposit for the Company’s headquarter office in Beijing.

(2)	In connection with the loan receivable as disclosed in Note 5, the Company accrued interest receivable of $163,502 and $77,589 as of December 31, 2018 and 2017. The interest receivable has been fully collected in February 2019.

(3)	Other prepaid expenses include prepaid advertising expense and prepaid utility expense, which are amortized over the service periods.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	December 31, 2018	December 31, 2017
Office equipment and furniture	$27,848	$21,311
Electronic equipment	70,964	37,654
Transportation vehicles	221,014	233,588
Leasehold improvement	78,127	43,126
Subtotal	397,953	335,679
Less: accumulated depreciation	(296,748)	(267,524)
Property and equipment, net	$101,205	$68,155

Depreciation expense was $45,347 and $46,649 for the years ended December 31, 2018 and 2017, respectively.

NOTE 9 — RELATED PARTY TRANSACTIONS

a.	Due from a related party

On May 22, 2018, Xiamen Xinbaiyi Investment Group (“Xinbaiyi”), an entity related to the Company’s Board member and shareholder Mr. Ruenjie Lin, entered into a loan agreement with the Company to borrow RMB2.5 million (approximately $363,499) as working capital for 10 months (from June 5, 2018 to February 28, 2019). The loan is non-interest bearing. Xinbaiyi repaid RMB2 million within 2018. The remaining balance of $72,700 as of December 31, 2018 was received in February 2019.

b.	Due to related parties

As of December 31, 2018 and 2017, the balance due to related parties are comprised of advances from the Company’s principal shareholders and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Island

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

BVI

Yi Xin BVI is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Boya Hong Kong is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Boya Hong Kong did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2018 and 2017, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. China Liberal Beijing, the Company’s main operating subsidiary in PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2016, which is valid for three years. EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal 2018 and 2017 were reported at a reduced rate of 15% as a result of China Liberal Beijing being approved as a HNTE. The impact of the tax holidays noted above decreased foreign taxes by $105,864 and $100,549 for the years ended December 31, 2018 and 2017, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $105.9 and $100.5 for the years ended December 31, 2018 and 2017, respectively.

The components of the income tax provision are as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2017
Current tax provision
Cayman	$-	$-
BVI	-	-
Hong Kong	-	-
PRC	167,813	158,109
	$167,813	$158,109
Deferred tax provision
Cayman	$-	$-
BVI	-	-
Hong Kong	-	-
PRC	-	-
	-	-
Income tax provision	$167,813	$158,109

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (Continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2018 and 2017:

	For the year ended December 31, 2018	For the year ended December 31, 2017
China Income tax statutory rate	25.0%	25.0%
Permanent difference	0.4%	0.3%
Effect of PRC preferential tax rate	(10.0)%	(10.0)%
Effective tax rate	15.4%	15.3%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2018, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s PRC Subsidiary remain open for statutory examination by PRC tax authorities.

(b)	Taxes payable

Taxes payable consist of the following:

	December 31, 2018	December 31, 2017
Income tax payable	$14,744	$21,371
Value added tax payable	225,966	149,365
Other taxes payable	3,432	6,986
Total taxes payable	$244,142	$177,722

NOTE 11 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2018 and 2017, $2,077,146 and $7,839 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended December 31, 2018 and 2017, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

For the year ended December 31, 2018, two customers accounted for approximately 44.2% and 37.1% of the Company’s total revenue, respectively. For the year ended December 31, 2017, two customers accounted for approximately 55.2% and 31.3% of the Company’s total revenue, respectively.

As of December 31, 2018, one customer accounted for 81.0% of the total accounts receivable balance. As of December 31, 2017, two customers accounted for 59.4% and 33.6% of the total outstanding accounts receivable balance, respectively.

For the year ended December 31, 2018, two suppliers accounted for approximately 21.2% and 12.2% of the total purchases, respectively. For the year ended December 31, 2017, four suppliers accounted for approximately 38.1%, 16.1%, 11.9% and 11.2% of the total purchases, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHAREHOLDERS’ EQUITY

Common stock

China Liberal is an excepted company established under the laws of the Cayman Island on February 25, 2019. The authorized number of ordinary shares was 50,000 shares with par value of US$1.00 per share and 1,000 ordinary shares were issued. The issuance of these 1,000 ordinary shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Recapitalization

In 2018, in order to expand business scopes, which requires a significant increase in paid-in capital in accordance with Chinese rules and regulations, the Company’s major operating entity, China Liberal Beijing, converted its accumulated retained earnings of $2,935,589 as of December 31, 2018 into additional paid-in capital. China Liberal Beijing completed the compliance filing in December 2018 to reflect this recapitalization.

Non-controlling interest

Non-controlling interests represent five minority shareholders’ 8.8228% ownership interests in the Company’s subsidiary China Liberal Beijing.

The following table reconciles the non-controlling interest as of December 31, 2018 and 2017:

Total
As of December 31, 2016	$-
Capital contribution by non-controlling shareholders	453,669
Net income attributable to non-controlling interest	5,800
Foreign currency translation gain	198
As of December 31, 2017	$459,667
Net income attributable to non-controlling interest	81,779
Foreign currency translation loss	(22,871)
As of December 31, 2018	$518,575

Statutory reserve and restricted net assets

The Company’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary from transferring a portion of its net assets, equivalent to its statutory reserves and its share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of December 31, 2018 and 2017, the restricted amounts as determined pursuant to PRC statutory laws totaled $294,158 and $201,468, respectively, and total restricted net assets amounted to $4,877,274 and $1,848,995, respectively.

NOTE 13 — COMMITMENTS

The Company’s main operating subsidiary, China Liberal Beijing, leases office spaces for its headquarter office and local branches under non-cancelable operating lease agreements with various expiration dates between 2019 and 2022. Rent expense for the years ended December 31, 2018 and 2017 was $271,585 and $229,525, respectively.

As of December 31, 2018, the Company was obligated under operating leases for minimum rentals as follows:

For the Twelve Months Ended December 31,
2019	$305,808
2020	282,364
2021	277,078
2022	110,466
$975,716

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including Sino-foreign Jointly Managed Academic Programs, textbooks and course material sales, Overseas Study Consulting Services and Technological Consulting Services for Smart Campus Solutions.

Substantially all of the Company’s revenues for the years ended December 31, 2018 and 2017 were generated from the PRC. As of December 31, 2018 and 2017, a majority of the long-lived assets of the Company are located in the PRC, and therefore, no geographical segments are presented.

The following table presents summary information by segment for the years ended December 31, 2018 and 2017, respectively:

	For the year ended December 31, 2018
	Joint education programs	Textbook sales	Overseas study consulting	Technological consulting for “smart campus” solutions	Total
Revenue	$2,410,781	$29,717	$547,521	$1,820,974	$4,808,993
Cost of revenue	1,155,854	19,687	64,321	1,462,435	2,702,297
Gross profit	1,254,927	10,030	483,200	358,539	2,106,696

Operating expenses	661,642	2,765	383,688	235,465	1,283,560
Income from operation	593,285	7,265	99,512	123,074	823,136

Depreciation and amortization	22,733	-	5,443	17,171	45,347
Capital expenditure	41,867	-	10,024	31,624	83,515

Total assets	2,991,601	-	716,310	2,259,694	5,967,605
Total liabilities	$358,949	$-	$85,947	$271,130	$716,026

	For the year ended December 31, 2017
	Joint education programs	Textbook sales	Study abroad consulting	Technological consulting for smart campus project	Total
Revenue	$2,821,602	$52,345	$60,947	$950,992	$3,885,886
Cost of revenue	1,175,646	46,532	49,765	889,379	2,161,322
Gross profit	1,645,956	5,813	11,182	61,613	1,724,564

Operating expenses	883,156	1,055	10,049	55,926	950,186
Income from operation	762,800	4,758	1,133	5,687	774,378

Depreciation and amortization	33,873	-	1,360	11,416	46,649
Capital expenditure	8,047	-	1,306	-	9,353

Total assets	3,740,479	-	150,186	1,260,689	5,151,354
Total liabilities	$464,976	$-	$18,670	$156,715	$640,361

NOTE 15 — SUBSEQUENT EVENTS

On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB 2.95 million (approximately $453,669). After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong. In accordance with ASC 810 “Consolidation,” changes in a parent’s ownership while the parent retains its controlling financial interest in its subsidiary should be accounted for as an equity transaction. Therefore, no gain or loss is expected to be recognized from this transaction.

NOTE 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2018 and 2017, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2018	2017
ASSETS
Non-current assets
Investment in subsidiaries	$4,733,004	$4,610,993

Total assets	$4,733,004	$4,610,993

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding as of December 31, 2018 and 2017	1,000	1,000
Additional paid-in capital	4,583,116	1,647,527
Retained earnings	383,125	2,476,053
Accumulated other comprehensive income (loss)	(234,237)	26,746
Total shareholders’ equity	4,733,004	4,151,326

Total liabilities and shareholders’ equity	$4,733,004	$4,151,326

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended
	December 31, 2018	December 31, 2017

EQUITY IN EARNINGS OF SUBSIDIARIES	$842,661	$869,006

NET INCOME	842,661	869,006
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(156,333)	244,234
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$686,328	$1,113,240

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

For the Years Ended
	December 31, 2018	December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$842,661	$869,006
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary	(842,661)	(869,006)
Net cash used in operating activities	-	-

CHANGES IN CASH	-	-

CASH, beginning of year	-	-

CASH, end of year	$-	$-

[●] Ordinary Shares
(minimum offering amount)

[●] Ordinary Shares
(maximum offering amount)

China Liberal Education Holdings Limited

Prospectus dated June 18, 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.01 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented on an actual basis to reflect the reorganization of the outstanding shares of our ordinary shares effected on March 25, 2019. For detailed description, see “Principal Shareholders –History of Share Capital.”

In March 2019, China Liberal, Yi Xin BVI and Yi Xin BVI’s sole shareholder (the “Yi Xin BVI Shareholder”) entered into a Sale and Purchase Agreement, whereby the Yi Xin BVI Shareholder sold 100% of the equity interests of Yi Xin BVI to China Liberal in consideration of one Ordinary Share of China Liberal being issued to Ever Alpha Global Limited, a BVI company wholly owned by the Yi Xin BVI Shareholder. After this transaction, China Liberal became the wholly-owned parent of Yi Xin BVI.

We believe that each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, People’s Republic of China, June 18, 2019.

China Liberal Education Holdings Limited

By:	/s/ Jianxin Zhang
Jianxin Zhang
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

/s/ Wenhuai Zhuang
Wenhuai Zhuang
Chief Financial Officer
(Principal Accounting and Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jianxin Zhang	Chief Executive Officer, Chairman of the Board and Director	June 18, 2019
Name: Jianxin Zhang	(Principal Executive Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on June 18, 2019.

Hunter Taubman Fischer & Li LLC

By:	/s/ Ying Li
Name: Ying Li
Title: Partner and Member

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement***
3.1	Articles of Association dated February 25, 2019*
3.2	Memorandum of Association dated February 25, 2019*
4.1	Specimen Certificate for Ordinary Shares *
4.2	Form of Ordinary Share Purchase Warrant***
5.1	Form of Opinion of Campbells regarding the validity of the Ordinary Shares being registered**
8.1	Form of Opinion of Tian Yuan Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)
10.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant*
10.2	Form of Indemnification Agreement with the Registrant’s directors and officers**
10.3	Sale and Purchase Agreement among China Liberal, Yi Xin BVI and Ngai Ngai Lam dated March 2019*
10.4	Unofficial English Translation of Lease Agreement with Beijing Sino-U.S. Star International Film & Television Culture Media Co., Ltd. dated May 20, 2018*
10.5	Unofficial English Translation of Lease Agreement with Beijing Shangbao Art Development Co., Ltd. dated April 19, 2018*
10.6	Unofficial English Translation of Lease Agreement with Zhuoguan Chen, dated July 20, 2018*
10.7	Unofficial English Translation of Lease Agreement with Shandong Jinwufuri Culture Media Co., Ltd. for Commencement of the Lease on August 1, 2018*
10.8	Unofficial English Translation of Lease Agreement with Beijing Zhumengcheng Information Technology Co., Ltd., dated November 26, 2018*
10.9	Unofficial English Translation of the FMP EAP Program Agreement with Fuzhou Melbourne Polytechnic, dated June 15, 2016, with One Amendment dated December 15, 2017*
10.10	Unofficial English Translation of the Fu-Tai EAP Program Agreement with Strait College, dated June 15, 2016*
10.11	Unofficial English Translation of the IGEC Program Agreement with Strait College, dated July 8, 2013, with Two Amendments dated May 21, 2015 and November 16, 2017, respectively*
10.12	Unofficial English Translation of the ISEC Agreement with Fujian University of Technology, dated December 2012, with One Amendment dated May 15, 2014*
10.13	Unofficial English Translation of the NZTC Program Agreement with Fujian Preschool Education College, dated August 1, 2016*
10.14	Unofficial English Translation of the Smart Campus Agreement with Fuzhou Melbourne Polytechnic, dated August 29, 2017, with One Amendment dated December 18, 2018*
10.15	Form of One-on-One Consultancy Agreement*
10.16	Unofficial English Translation of the Cooperation Agreement on German Language Program with the School of Continuing Education of Beijing Foreign Studies University dated January 22, 2019*
10.17	Unofficial English Translation of the Cooperation Agreement with China Academy of Art dated November 9, 2018*
10.18	Unofficial English Translation of the Recruitment and Training Agreement with Beijing Quanqing Xiangqian Technology Co., Ltd. effective as of January 1, 2019*
10.19	Unofficial English Translation of the Project Cooperation Agreement with Bridge School S.R.I. dated November 28, 2017*
23.1	Consent of Friedman LLP***
23.2	Form of Consent of Campbells (included in Exhibit 5.1)
23.3	Form of Consent of Tian Yuan Law Firm (included in Exhibit 99.2)
99.1	Code of Business Conduct and Ethics of the Registrant**
99.2	Form of Opinion of Tian Yuan Law Firm, People’s Republic of China counsel to the Registrant, regarding certain PRC law matters**
99.3	Consent of Ngo Yin Tsang*
99.4	Consent of Xinyu Deng*
99.5	Consent of Wandong Chen*
99.6	Consent of Nan Hu*
99.7	Form of Consent of Frost & Sullivan**

*	Previously filed.
**	Filed herewith.
***	To be filed by amendment.